NOTICE OF 2026 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS MANAGEMENT INFORMATION CIRCULAR MAY 8, 2026 These materials are important and require your immediate attention. They require the shareholders of Ero Copper Corp. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the shareholders of ERO COPPER CORP. (the “Company” or “Ero”) will be held: When: Monday, June 29, 2026 3:30 p.m. (Vancouver time) Where: Blake, Cassels & Graydon LLP (Pacific Boardroom) 1133 Melville Street, Suite 3500, Vancouver, B.C. The following items of business will be covered at the Meeting: 1. receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2025, and the auditor’s report thereon; 2. re-elect ten (10) directors to hold office for the ensuing year; 3. reappoint KPMG LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year, and authorize the directors to fix the remuneration to be paid to the auditor; 4. authorize and approve the Company’s Stock Option Plan, including amendments thereto, and the unallocated options issuable thereunder; 5. authorize and approve the Company’s Share Unit Plan, including amendments thereto, and the unallocated units issuable thereunder; 6. authorize and approve a non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation; and 7. transact such other business as may be properly brought before the Meeting. The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be addressed at the Meeting, who can vote and how to vote. Please read it carefully before voting. If you owned common shares of Ero as of the close of business on May 4, 2026 (the record date for the Meeting), you are entitled to receive notice of and vote at the Meeting or at any adjournment or postponement thereof. Registered shareholders of Ero are entitled to vote at the Meeting either in person or by proxy. Registered Shareholders who are unable to attend the Meeting in person are encouraged to read, complete, sign, date and return the enclosed proxy form in accordance with the instructions set out in the proxy form and in the Circular. In order to be valid for use at the Meeting, proxies must be received by Computershare Investor Services Inc. ("Computershare"), Proxy Dept., 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6 in the envelope provided for that purpose, or vote using the telephone or internet based on instructions provided in the enclosed proxy form no later than 3:30 p.m. (Vancouver time) on June 25, 2026, or in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, 2

Sundays and holidays), before the Meeting is reconvened. Please advise the Company of any change in your mailing address. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his or her discretion, without notice. Important Notice Regarding Notice and Access If you are a non-registered shareholder of Ero, you have received these materials, along with a voting instruction form ("VIF"), through your securities broker, custodian, nominee, fiduciary, or other intermediary holding your common shares on your behalf in accordance with applicable requirements of securities regulators. Please follow the voting instructions that you receive from your intermediary. Your intermediary is responsible for properly executing your voting instructions. Please refer to the section in the Circular entitled “Solicitation of Proxies and Voting Instructions” for additional information on how to vote your common shares. We are using the "notice and access" model to deliver the Circular and any other proxy-related materials (collectively, the "Proxy Materials") to shareholders by providing electronic access to such materials instead of mailing paper copies. Notice and access is an environmentally friendly and cost-effective way to distribute these materials since it reduces printing and mailing costs. The Proxy Materials are available on the Company's website at https://www.ero.com/investors/ reports-and-filings/ and under the Company's profile on SEDAR+ at www.sedarplus.ca/home and EDGAR at www.sec.gov. Please review the Circular before voting. Any shareholder may request paper copies of the Proxy Materials be mailed to them at no cost. Requests for paper copies prior to the Meeting can be made using your Control Number as it appears on your form of proxy or VIF and calling the following toll free number: Shareholders with a 15 Digit Control Numbers Shareholders with a 16 Digit Control Number Within North America - 1-866-962-0498 (toll free) Within North America - 1-877-907-7643 (toll free) Outside of North America - 1-514-982-8716 (toll free) Outside of North America - 1-303-562-9305 (toll free) Requests for paper copies on or after the Meeting can be made by calling the Company's transfer agent, Computershare, at 1-800-564-6253 (toll free) or 1-514-982-7555 (toll free). Paper copies of the Proxy Materials will be sent to you within three business days of receiving your request if received in advance of the Meeting or within ten calendar days if a request is received on or after the date of the Meeting and within one year of the date the Proxy Materials were filed on SEDAR+. If you wish to receive a paper copy of any of these materials before the June 25, 2026 proxy voting deadline noted above, please contact Computershare by no later than 5 p.m. (Vancouver time) on June 15, 2026. 3

Should you have any questions about notice and access, please call Computershare at 1-866-964-0492 (toll free). DATED at Vancouver, British Columbia, this 8th day of May, 2026. BY ORDER OF THE BOARD OF DIRECTORS /s/ David Strang David Strang Executive Chairman 4

MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER Dear Fellow Shareholders, 2025 marked an important year of leadership, alignment, and foundation-building at Ero. I had the privilege of assuming the role of President and Chief Executive Officer on January 1, 2025, and our focus was clear: strengthen our commitment to health and safety, advance critical initiatives across our portfolio through disciplined execution, and position the Company for sustainable, long-term success. Protecting people is personal to me, and it remains one of the most important measures of our success. A central priority in 2025 was the continued transformation of our health and safety culture and systems. While this work was initiated in late 2024, 2025 represented a year of meaningful progress as we embedded new structures, processes, and behaviors across the organization. This effort required commitment at every level of the Company, and I am proud of the ownership our teams demonstrated in strengthening our safety culture and performance. In parallel, we undertook a deliberate effort to evolve our leadership and organizational capabilities. During the year, we enhanced our broader leadership team and made targeted investments in the people and systems required to support a growing and increasingly complex operating portfolio. These actions were foundational in nature – designed to improve decision-making, accountability, and scalability – and reflect our belief that strong, resilient organizations are built intentionally and from within. With this foundation taking shape, our teams continued to advance key operational and growth initiatives across the portfolio. 2025 delivered record consolidated copper production, meaningful progress at Tucumã following the declaration of commercial production, and important steps forward at Caraíba, Xavantina, and Furnas. While execution across a diverse portfolio is rarely linear, the work completed during the year meaningfully strengthened Ero’s platform for future performance and continued growth. A Year of Progress In many respects, 2025 unfolded as a year of two halves for Ero. The first half of the year was defined by focused investment in people, systems, and operating discipline, as well as continued work to stabilize and advance our operations following several setbacks that brought the need for significant growth and change. These efforts required patience, but they were essential to building a stronger, more resilient operating platform. As the year progressed, the benefits of this work became increasingly evident. In the second half of 2025, our operations delivered materially higher copper and gold production, supported by improving stability at Tucumã, stronger mining and processing performance at Caraíba, and, at Xavantina, the transition to mechanized mining alongside the commencement of gold concentrate sales. This momentum culminated in record consolidated copper production for the year and demonstrated the underlying capability of our asset base when matched with disciplined execution. 5

The contrast between the first and second halves of the year reinforced an important lesson: sustainable operating performance is the result of deliberate preparation and consistent execution over time. While the path was less linear than we had anticipated, the progress achieved in the second half of 2025 gives me confidence in the direction we are heading and the strength of the foundations we are building. Advancing Our Operations At Tucumã, our efforts in 2025 centered on building operating strength and stability as we progressed through the declaration of commercial production and continued to ramp up to steady-state operations. The team focused on improved stability across processing and maintenance activities, resulting in copper production increasing sequentially through the year. The work completed in 2025 was essential to establishing the operating foundation and principles needed to support continued improvement in the months and quarters ahead. At Xavantina, we made a deliberate decision to prioritize safety and long-term productivity through the transition to mechanized mining. This shift required significant change across the operation and temporarily impacted production as we made these foundational investments. In parallel, our teams advanced a value-creation initiative that enabled the sale of gold concentrates late in the year, demonstrating both adaptability and a clear focus on maximizing value while the operation evolves toward its next phase. At Caraíba, our focus was on improving flexibility and reliability. Higher development rates at Pilar and the successful completion of a multi-quarter mill debottlenecking program improved mining and processing capability of the operation and supported record mill throughput rates - part of our operational resilience framework. At the same time, continued investment in the Pilar shaft remains central to positioning the operation for its next phase of growth and margin improvement beginning in 2027. Positioned for the Future Beyond our operating assets, we continued to advance our longer-term growth pipeline in 2025. At Furnas, extensive drilling completed during the year expanded our understanding of the scale and quality of the system and laid the groundwork for the next phase of technical and economic evaluation. In February 2026, we published an inaugural preliminary economic assessment, and we expect to continue advancing the project through the remainder of the year with ongoing exploration and technical programs that will support future engineering studies. The progress we are making across our portfolio is occurring at a time of exceptional strength in the copper and gold markets and increasing global focus on securing access to critical minerals. As governments and industries work to support electrification, decarbonization, the rapid growth in artificial intelligence technologies and computing, and more resilient supply chains, the importance of responsible mineral production has never been clearer. With a diversified portfolio of high-quality assets in Brazil and a growing pipeline of organic growth opportunities, Ero is well positioned to contribute meaningfully to this demand. 6

Looking Ahead Reflecting on 2025, I am proud of the progress our teams made, particularly in strengthening safety, advancing foundational capabilities, and building momentum across the portfolio. While challenges remain, we entered 2026 with greater clarity, stronger alignment, and a more resilient operating platform. Our priorities are clear: protect our people, execute with discipline, and continue investing responsibly to deliver long-term value for all stakeholders. I am confident in our direction, grateful for the dedication of our employees, and appreciative of the trust and support of our shareholders. Vamos em Frente, /s/ Makko DeFilippo Makko DeFilippo President and Chief Executive Officer May 8, 2026 7

MANAGEMENT INFORMATION CIRCULAR ABOUT THIS MANAGEMENT INFORMATION CIRCULAR This Circular is furnished in connection with the solicitation of proxies by the management of Ero for use at the Meeting to be held at 3:30 p.m. (Vancouver time) on Monday, June 29, 2026 and at any adjournments or postponement thereof for the purposes set forth in the accompanying Notice of Annual General and Special Meeting of Shareholders. Management’s solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made by our directors, officers and employees, without special compensation. All costs of the solicitation for the Meeting will be borne by the Company. Unless otherwise specified, the information contained in this Circular is current as of May 8, 2026. In this Circular, unless otherwise indicated, all dollar amounts represented by “$” are references to Canadian dollars and all dollar amounts represented by “US$” are references to United States dollars. In this Circular, “we”, “us”, “our”, “Ero”, "Ero Copper" and the “Company” means Ero Copper Corp. “You”, “your” and “shareholder” means holders of Shares of Ero as of the May 4, 2026 record date. Your vote is important. You can vote by completing the proxy form included with this package or by attending the Meeting in person. NOTICE AND ACCESS Ero has elected to deliver the Proxy Materials, including the Circular, using the notice and access provisions, which govern the delivery of proxy-related materials to shareholders via the internet. The notice and access provisions are found in section 9.1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), for delivery to registered shareholders, and in section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), for delivery to non- registered (beneficial) shareholders (collectively, the "Notice and Access Provisions"). The Notice and Access Provisions allow the Company to choose to deliver the Proxy Materials to shareholders by posting them on a non-SEDAR+ website (usually the reporting issuer’s website or the website of their transfer agent), provided that the conditions of NI 51-102 and NI 54-101 are met, rather than by printing and mailing the Proxy Materials. The Notice and Access Provisions can be used to deliver materials for both general and special meetings. Shareholders are entitled to request a paper copy of the Proxy Materials, and more particularly, the Circular, be mailed to them at the Company’s expense. Under the Notice and Access Provisions, the Company must send to each shareholder a notice of meeting (the "N&A Notice") and the applicable voting document, being a form of proxy in the case of registered shareholders, or a VIF in the case of non-registered (beneficial) shareholders (collectively, the “notice package”). 8

On or about May 20, 2026, the Company will send to holders of Ero common shares of record as of the close of business on May 4, 2026 (the record date for the Meeting) a notice package containing the N&A Notice and the applicable voting document. The N&A Notice will contain basic information about the Meeting and the matters to be voted on, instructions on how to access the Proxy Materials, including the Circular electronically, an explanation of the notice and access process and details of how to obtain a paper copy of the Proxy Materials upon request at no cost. The Proxy Materials are available on the Company's website at https://www.ero.com/investors/ reports-and-filings/ and under the Company's profile on SEDAR+ at www.sedarplus.ca/home and EDGAR at www.sec.gov. Please review the Circular before voting. Any shareholder may request paper copies of the Proxy Materials be mailed to them at no cost. Requests for paper copies prior to the Meeting can be made using your Control Number as it appears on your form of proxy or VIF and calling the following toll free number: Shareholders with a 15 Digit Control Numbers Shareholders with a 16 Digit Control Number Within North America - 1-866-962-0498 (toll free) Within North America - 1-877-907-7643 (toll free) Outside of North America - 1-514-982-8716 (toll free) Outside of North America - 1-303-562-9305 (toll free) Requests for paper copies on or after the Meeting can be made by calling the Company's transfer agent, Computershare, at 1-800-564-6253 (toll free) or 1-514-982-7555 (toll free). Paper copies of the Proxy Materials will be sent to you within three business days of receiving your request if received in advance of the Meeting or within ten calendar days if a request is received on or after the date of the Meeting and within one year of the date the Proxy Materials were filed on SEDAR+. If you wish to receive a paper copy of any of these materials before the June 25, 2026 proxy voting deadline noted in the accompanying Notice of Annual General and Special Meeting of Shareholders and below, please contact Computershare by no later than 5 p.m. (Vancouver time) on June 15, 2026. Ero will not rely upon the use of "stratification". Stratification occurs when a reporting issuer, using the Notice and Access Provisions, provides a paper copy of its information circular to some shareholders together with the N&A Notice to be provided to shareholders as described above. In relation to the Meeting, all shareholders will receive the required documentation under the Notice and Access Provisions, and will not receive a paper copy of the Circular unless they expressly request a copy. Should you have any questions about notice and access, please call Computershare toll-free at 1-866-964-0492. 9

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS Who Can Vote Each holder of common shares of the Company (the “Shares”) is entitled to one vote for each Share registered in his, her or its name held at the close of business on May 4, 2026, the date fixed by the board of directors of the Company (the “Board”) as the record date for determining who is entitled to receive notice of and to vote at the Meeting. The voting process is different depending on whether you are a registered or non-registered shareholder. Registered shareholders You are a registered shareholder if your name appears on your share certificate or appears as the registered shareholder in the records of our transfer agent, Computershare Investor Services Inc. (“Computershare”). Non-registered (beneficial) shareholder You are a non-registered (beneficial) shareholder if your Shares are not registered in your name, but are instead registered in the name of either: • an intermediary that you deal with in respect of your Shares, such as, among others, your brokerage firm, bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP, RDSPs, TFSAs or similar plans (your nominee); or • a clearing agency (such as, among others, CDS & Co.) that acts on behalf of your nominee. Please be sure to follow the appropriate voting procedure set out below. How to Vote Registered Shareholders You can vote by proxy or in person at the Meeting. Voting by proxy Voting by proxy is the easiest way to vote because you can appoint any person or company to be your proxyholder to attend the Meeting and vote your Shares according to your instructions. This proxyholder does not need to be a shareholder. 10

The executive officers of the Company named in the proxy form (the “Ero proxyholders”) can act as your proxyholder and vote your Shares according to your instructions. If you appoint the Ero proxyholders and do not indicate your voting instructions, they will vote your Shares: • for the re-election of the nominated directors listed in the proxy form and in this Circular; • for the reappointment of KPMG LLP, Chartered Professional Accountants, of Vancouver, British Columbia (“KPMG”) as the independent auditor of the Company, at a remuneration to be set by the Board; • for the authorization and approval of the Company’s Stock Option Plan, including amendments thereto, and the unallocated options issuable thereunder; • for the authorization and approval of the Company’s Share Unit Plan, including amendments thereto, and the unallocated units issuable thereunder; and • for the authorization and approval of a non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation. This is consistent with the voting recommendations of the Board and management of Ero. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business set out in the Notice of Annual General and Special Meeting of Shareholders, the Ero proxyholders will vote according to management’s recommendations. You have the right to appoint as proxyholder a person or company other than the Ero proxyholders to attend and act on your behalf at the Meeting. You can do so by inserting the name of the person or company in the blank space provided in the enclosed proxy form or by completing another form of proxy. By completing and returning the proxy, you are authorizing your proxyholder to vote your Shares or withhold your vote in accordance with your instructions on any ballot that may be called for at the Meeting and if you specify a choice on a matter, your Shares will be voted accordingly. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote your Shares as he or she sees fit. If you appoint someone other than the Ero proxyholders to be your proxyholder, he or she must attend and vote at the Meeting for your vote to be counted. You can mail your completed proxy form to Computershare, Proxy Dept., 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6 in the envelope provided for that purpose, or you can vote using the telephone or internet based on instructions provided in the enclosed proxy form. 11

To be effective, Computershare must receive your completed proxy form by no later than 3:30 p.m. (Vancouver time) on June 25, 2026. If the Meeting is adjourned or postponed, Computershare must receive your completed proxy form at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his or her discretion, without notice. Questions? Call Computershare at 1-800-564-6253 (outside North America 514-982-7555). Voting in person If you want to attend the Meeting and vote in person, do not return the proxy form. Simply register with a representative of Computershare when you arrive at the Meeting. Non-Registered (Beneficial) Shareholders You can also vote by proxy or in person at the Meeting. Voting by proxy There are two types of non-registered (beneficial) shareholders: • a non-objecting beneficial owner (“NOBO”) who does not object to us knowing their identity; and • an objecting beneficial owner (“OBO”) who does not want us to know their identity. In accordance with the requirements of NI 54-101, we have elected to deliver the proxy- related materials, including a VIF (collectively, the “Meeting Materials”) indirectly through intermediaries for onward distribution to the NOBOs and the OBOs (unless such shareholder has waived the right to receive such materials). We do not intend to pay for the distribution of the Meeting Materials by intermediaries and clearing agencies to OBOs, and OBOs will not receive the materials unless the OBOs’ intermediaries and clearing agencies assume the cost of delivery. Intermediaries often use a service company (such as Broadridge Investor Communication Solutions, Inc.) to deliver the Meeting Materials. Securities regulatory policies require intermediaries that you deal with in respect of your Shares (such as, among others, your brokerage firm, bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP, RDSPs, TFSAs or similar plans (your nominee)) to seek voting instructions from non-registered (beneficial) shareholders in advance of shareholder meetings. Generally, non-registered (beneficial) shareholders who have not waived the right to receive the Meeting Materials will be given a VIF which must be completed and signed by the non-registered shareholder in accordance with the directions on the VIF. Each intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by non-registered (beneficial) shareholders to ensure that their Shares are voted at the Meeting. Often the form of proxy or VIF supplied to a non-registered (beneficial) shareholder by its intermediary is identical to the form of proxy provided by the Company to registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e., the intermediary) on how to vote on behalf of the non-registered (beneficial) shareholder. 12

A non-registered (beneficial) shareholder who receives a VIF or form of proxy cannot use that form to vote Shares directly at the Meeting. The VIF or form of proxy must be returned following the instructions set out on the form well in advance of the Meeting to have the Shares voted at the Meeting on your behalf. The purpose of these procedures is to permit non- registered shareholders to direct the voting of the Shares they beneficially own. Accordingly, each non-registered (beneficial) shareholder should carefully review the VIF or form of proxy and voting procedures that your intermediary has furnished with this Circular, and provide instructions as to the voting of your Shares to the appropriate persons, in accordance with those voting procedures. Voting in person If you want to attend the Meeting or appoint a person other than the Ero proxyholder to attend the Meeting on your behalf and vote, you must take the following steps: 1. Submit your Instrument of Proxy or VIF: Follow the instructions provided on the VIF and/or by your intermediary and submit the VIF. You cannot use a VIF to vote during the Meeting. 2. Submit your Legal Proxy: You must request a legal proxy form from your intermediary, granting you or your proxyholder, as the case may be, the right to attend the Meeting and vote during the Meeting, and return the legal proxy to Computershare by email at uslegalproxy@computershare.com by no later than 3:30 p.m. (Vancouver time) on June 25, 2026, or in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened. When you arrive at the Meeting, you or your proxyholder, as the case may be, must register with a representative of Computershare. Changing your Vote Registered Shareholders You can revoke your proxy by sending a new completed proxy form with a later date, or a written notice signed by you or by your personal representative, if he or she has your written authorization. If you represent a registered shareholder that is a corporation, your written notice must have the seal of the corporation, if applicable, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice. The new completed proxy form or written revocation notice must be received at our head office at Suite 1050, 625 Howe Street, Vancouver, British Columbia, V6C 2T6 at any time up to and including the last business day before the day of the Meeting, or in the case of any adjournment or postponement of the Meeting, the last business day before the Meeting is reconvened, or with the Chairman of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment or postponement thereof. You can also revoke your proxy in any other manner permitted by law. 13

Non-Registered (Beneficial) Shareholders Follow the instructions provided on the VIF and/or by your intermediary to revoke your proxy. Shareholder Questions Shareholders who have questions or need assistance should contact: Deepk Hundal, Executive Vice President, General Counsel and Corporate Secretary of the Company Mail: 625 Howe Street, Suite 1050, Vancouver BC, V6C 2T6 Phone: (604) 449-9236 Email: info@ero.com Computershare, (the Company’s transfer agent) Mail: 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6 Phone: 1-800-564-6253 (toll-free in Canada and the United States) or 514-982-7555 (from outside Canada and the United States) E-mail: Service@Computershare.com Votes Necessary to Pass Resolutions A simple majority of affirmative votes cast at the Meeting is required to pass each of the resolutions described in this Circular. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, the nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's most recently completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors. 14

PARTICULARS OF MATTERS TO BE ACTED UPON We will cover the following items of business at the Meeting: 1. Financial Statements The audited consolidated financial statements and management’s discussion and analysis (“MD&A”) of the Company for the financial year ended December 31, 2025 are available on our website at www.ero.com or under our profile on SEDAR+ at www.sedarplus.ca/home and on EDGAR at www.sec.gov. The audited consolidated financial statements of the Company for financial year ended December 31, 2025, and the auditor’s report thereon, will be placed before the shareholders at the Meeting. No shareholder vote is required for this item. 2. Election of Directors The Board currently consists of ten directors, being David Strang (Executive Chairman), Makko DeFilippo (President and Chief Executive Officer ("CEO"), Jill Angevine, Lyle Braaten, Steven Busby, Dr. Sally Eyre, Robert Getz, Chantal Gosselin, Faheem Tejani and John Wright. Each director has been nominated for re-election at the Meeting based on the diversity of skills and experience that the Board believes is necessary to effectively fulfill its duties and responsibilities. Majority Voting Policy The Company has adopted a majority voting policy (the “Majority Voting Policy”). See “Corporate Governance Practices – The Board – Majority Voting Policy” below. Nominees for Election as Directors Each current director’s term of office will expire immediately prior to the Meeting. Persons named below will be presented for re-election at the Meeting as management’s nominees (the “Nominees”): • David Strang; • Makko DeFilippo; • Jill Angevine; • Lyle Braaten; • Steven Busby; • Dr. Sally Eyre; • Robert Getz; • Chantal Gosselin; • Faheem Tejani; and • John Wright. 15

In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the re-election of the Nominees. We do not contemplate that any of the Nominees will be unable to serve as a director. If that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote for the election of any other person or persons, unless you specify that your Shares are to be withheld from voting on the election of directors. Each director elected at the Meeting will hold office until the next annual meeting of shareholders or until their successor is elected or appointed, unless their office is earlier vacated in accordance with the Articles of the Company or the provision of the Business Corporations Act (British Columbia) (the "BCBCA"). Set out below is the name of each Nominee, their province or state and country of residence, their current position(s) and office(s) held with the Company, their principal occupation(s) during the preceding five years, the date they became a director of the Company, and the number of Shares they beneficially own, or control or direct, directly or indirectly, as at the date of this Circular. 16

David Strang, Executive Chairman



Age: 57
British Columbia, Canada

Director since May 16, 2016
Non-Independent

Areas of Experience

- Capital Markets and Finance
- Communication and Media Relations
- Corporate Social Responsibility
- Exploration and Geology
- Governance
- Human Resources and Compensation
- International Business
- Mining Operations
- Project Management and Technical Services
- Risk Management
- Strategic Planning and M&A

Mr. Strang co-founded Ero on May 16, 2016. Mr. Strang has served as Executive Chairman of the Board since January 1, 2025. Prior to this, Mr. Strang served as the Chief Executive Officer from May 16, 2016 until December 31, 2024 and the President of the Company from May 16, 2016 until January 4, 2020.

Before Ero, Mr. Strang served as a director, President and Chief Executive Officer of Lumina Copper Corp. from August 2008 until its sale to First Quantum Minerals Limited in August 2014. Mr. Strang also served as a director, President and Chief Executive Officer of Lumina Royalty Corp. (acquired by Franco Nevada Corporation in 2011), Global Copper Corp. (acquired by Teck Resources in 2008), and Lumina Resources Corp. (acquired by Western Copper Corp. in 2006). Prior to this, Mr. Strang served as President of Regalito Copper Corp. (acquired by Pan Pacific in 2006), and Vice President, Corporate Development of Northern Peru Copper Corp. (sold to China Minmetals and Jiangxi Copper in 2008) and the original Lumina Copper Corp. Mr. Strang has over 30 years of corporate finance experience, particularly in the areas of corporate and asset valuation, and has over 17 years of experience as an officer and director.

Mr. Strang holds a Bachelor of Science in Applied Earth Sciences from Stanford University.

Share Ownership as at May 8, 2026		Voting Results		
Shares	1,133,653[1]	2025	For:	98.25%
Target Requirement[2]	US$1,920,000	2024	For:	99.98%
Meets Requirement	Yes	2023	For:	99.82%

Ero Board & Committee Membership	2025 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors only	6 of 6	100%	None

Notes:

(1) Mr. Strang also holds 270,560 stock options ("**Options**") to purchase Shares issued pursuant to the Amended and Restated Stock Option Plan of the Company, effective May 7, 2020 and as amended on April 26, 2023 (the "**Stock Option Plan**"), 133,444 performance share units ("**PSUs**") and 38,076 restricted share units ("**RSUs**") issued pursuant to the Amended and Restated Share Unit Plan of the Company, effective May 7, 2020 and as amended on April 26, 2023 (the "**Share Unit Plan**"), entitling him to acquire in the aggregate an additional 442,080 Shares, assuming that 100% of the PSUs vest. The actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. Pursuant to the Share Unit Plan, the Company has the right to redeem PSUs and RSUs on the applicable vesting date in cash, shares or a combination of both. Please see "*Compensation Committee Decisions Relating to 2025 Compensation – Options and Share Based Awards*" below for further details.

(2) Pursuant to the Share Ownership Policy adopted by the Board, Mr. Strang, as the Executive Chairman of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual base salary of US$640,000 in Shares and/or RSUs. Please see "Share Ownership Policy" below for further details.

17

Makko DeFilippo, President and Chief Executive Officer



Age: 39
British Columbia, Canada

Director since January 1, 2025
Non-Independent

Areas of Experience

- Capital Markets and Finance
- Communication and Media Relations
- Corporate Social Responsibility
- Exploration and Geology
- Governance
- Health, Safety and Environmental (including Climate)
- Human Resources and Compensation
- Information Technology and Security
- International Business
- Mining Operations
- Project Management and Technical Services
- Risk Management
- Strategic Planning and M&A

Mr. DeFilippo has served as the President and Chief Executive Officer and as a director of the Company since January 1, 2025. Mr. DeFilippo joined the Company in January 2017 as Vice President, Corporate Development. On January 4, 2021, he was promoted to President of the Company and thereafter to President and Chief Operating Officer of the Company on May 8, 2023.

Since joining Ero, Mr. DeFilippo has been instrumental in advancing key strategic and operational initiatives that have shaped the Company's growth, including in the Company's initial public offering in October 2017 as well as the transformation of the Xavantina Operations from a non-core asset into a high-margin, core asset of the business. He also led the successful negotiation and completion of the US$110 million streaming transaction with Royal Gold Inc. and was integral in establishing a strategic partnership with Vale Base Metals on the Furnas Copper-Gold Project. Most recently, in his capacity as President and Chief Operating Officer, Mr. DeFilippo oversaw the construction of the Tucumã Operation, which was successfully completed on schedule in 2024. Prior to joining Ero, Mr. DeFilippo held roles in engineering, metallurgical research, mining private equity, and management consulting where he advised both mining companies and private equity clients on mergers and acquisitions, divestitures, and debt restructuring initiatives.

Mr. DeFilippo holds a M.Sc. in Metallurgical Engineering from the Colorado School of Mines and a B.Sc. in Geological Engineering from the University of Arizona.

Share Ownership as at May 8, 2026	
Shares	111,627[1]
Target Requirement[2]	US$2,250,000
Meets Requirement	Yes

Voting Results		
2025	For:	99.06%
2024		N/A
2023		N/A

Ero Board & Committee Membership	2025 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors only	6 of 6	100%	None

Notes:

(1) Mr. DeFilippo also holds 184,513 Options to purchase Shares issued pursuant to the Stock Option Plan, 108,548 PSUs and 45,626 RSUs issued pursuant to the Share Unit Plan, entitling him to acquire in the aggregate an additional 338,687 Shares, assuming that 100% of the PSUs vest. The actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. Pursuant to the Share Unit Plan, the Company has the right to redeem PSUs and RSUs on the applicable vesting date in cash, shares or a combination of both. Please see "*Compensation Committee Decisions Relating to 2025 Compensation – Options and Share Based Awards*" below for further details.

(2) Pursuant to the Share Ownership Policy adopted by the Board, Mr. DeFilippo, as the President and CEO of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual base salary of US$750,000 in Shares and/or RSUs within five years of his appointment to the position of President and CEO. Please see "Share Ownership Policy" below for further details.

18

Jill Angevine



Age: 58
Alberta, Canada

Director since Aug. 1, 2022
Independent

Areas of Experience

- Accounting and Tax
- Capital Markets and Finance
- Corporate Social Responsibility
- Governance
- Health, Safety, Environment (including Climate)
- Human Resources and Compensation
- Risk Management
- Strategic Planning and M&A

Ms. Angevine is a finance professional with more than 25 years of experience in the investment management industry including portfolio management, capital markets and equity research. She currently serves as President and Chief Executive Officer of Brownstone Asset Management, a private investment management firm, and holds non-executive directorships at Advantage Energy Ltd., Grey Wolf Animal Health Corp. and Tourmaline Oil Corp.

Ms. Angevine holds a Bachelor of Commerce degree from the University of Calgary and has earned the Chartered Professional Accountant (CPA, CA), the Chartered Financial Analyst (CFA), and the Institute of Corporate Directors (ICD.D) designations.

Share Ownership as at May 8, 2026	
Shares	25,000[(1)]
DSUs[(2)]	40,823
Target Requirement[(3)]	US$255,000
Meets Requirement	Yes

Voting Results		
2025	For:	97.86%
2024	For:	99.57%
2023	For:	98.51%

Ero Board & Committee Membership	2025 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	6 of 6	100%	Advantage Energy Ltd. Grey Wolf Animal Health Corp. Tourmaline Oil Corp.
Audit Committee (Chair)	4 of 4	100%	
Environmental, Health, Safety and Sustainability Committee	4 of 4	100%	

Notes:

(1) Ms. Angevine also holds 14,892 Options, entitling her to acquire an additional 14,892 Shares.

(2) Pursuant to the terms of the Deferred Share Unit Plan of the Company (the "**DSU Plan**"), Deferred Share Units ("**DSUs**") may only be settled in cash upon Ms. Angevine's death, retirement or removal from the Board. Please see "*Director Compensation - Deferred Share Unit Plan*" below for further details.

(3) Pursuant to the Share Ownership Policy adopted by the Board, Ms. Angevine, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times her annual director retainer of US$85,000 in Shares, RSUs and/or DSUs within five years of her appointment. Please see "*Director Compensation - Share Ownership Policy*" below for further details.

19

Lyle Braaten



Age: 62
British Columbia, Canada

Director since July 27, 2016
Independent

Areas of Experience

- Capital Markets and Finance
- Corporate Social Responsibility
- Governance
- International Business
- Legal and Regulatory
- Risk Management
- Strategic Planning and M&A

Mr. Braaten is the CEO of Ex Gold Corp., a private company involved in mineral exploration in Brazil and the Senior Vice-President, Legal of Lumina Metals Corp., a public company involved in mineral exploration in Poland. Mr. Braaten has been involved in mining and exploration since 2008 when he joined the Lumina Group and assisted in the creation of Magma Energy Corp., a renewable energy company focused on international geothermal energy development which was acquired by Innergex Renewable Energy for $1.1B. Mr. Braaten is a a director of Lumina Metals Corp. and a former director of Lumina Gold Corp., Luminex Resources Corp., Anfield Gold Corp. and Lumina Royalty Corp.

Mr. Braaten received a law degree from the University of British Columbia and a Bachelor of Science from the University of Calgary. Mr. Braaten is a member of the Law Societies of British Columbia and the Yukon.

Share Ownership as at May 8, 2026	
Shares	260,000[1]
DSUs[2]	35,986
Target Requirement[3]	US$255,000
Meets Requirement	Yes

Voting Results		
2025	For:	96.85%
2024	For:	99.76%
2023	For:	95.91%

Ero Board & Committee Membership	2025 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	6 of 6	100%	Lumina Metals Corp.
Audit Committee	4 of 4	100%	
Nominating and Corp. Governance Committee	2 of 2	100%	

Notes:
(1) Mr. Braaten also holds 19,029 Options, entitling him to acquire an additional 19,029 Shares.
(2) Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash within a prescribed period after Mr. Braaten's death, retirement or removal from the Board. Please see "*Director Compensation - Deferred Share Unit Plan*" below for further details.
(3) Pursuant to the Share Ownership Policy adopted by the Board, Mr. Braaten, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$85,000 in Shares, RSUs and/or DSUs. Please see "*Director Compensation - Share Ownership Policy*" below for further details.

20

Steven Busby



Age: 66
British Columbia, Canada

Director since July 27, 2016
Independent

Areas of Experience

- Corporate Social Responsibility
- Exploration and Metallurgy
- Governance
- Government Relations
- Health, Safety, Environment (including Climate)
- Human Resources and Compensation
- International Business
- Legal and Regulatory
- Mining Operations
- Project Management and Technical Services
- Risk Management
- Strategic Planning and M&A

Mr. Busby is the Special Advisor to the Chief Executive Officer of Pan American Silver Corp., where he previously served as Chief Operating Officer for over 17 years. He has over 40 years of experience in the precious metals mining business, where he has participated in successful mine development, construction and operations in both North and South America, Africa and Asia. Mr. Busby has previously held positions in a privately-owned consulting firm, Coeur d'Alene Mines Corp., Amax Gold Inc., Meridian/FMC Gold Company, and Nerco Minerals Company.

Mr. Busby holds a Bachelor of Science degree in Mineral Processing Engineering and is a member of the Montana Tech Metallurgical Engineering Department Advisory Board.

Share Ownership as at May 8, 2026	
Shares	293,600[1]
DSUs[2]	69,346
Target Requirement[3]	US$255,000
Meets Requirement	Yes

Voting Results		
2025	For:	96.38%
2024	For:	99.27%
2023	For:	98.54%

Ero Board & Committee Membership	2025 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	6 of 6	100%	None
Environmental, Health, Safety and Sustainability Committee	4 of 4	100%	
Nominating and Corp. Governance Committee	2 of 2	100%	

Notes:

(1) Mr. Busby also holds 19,029 Options, entitling him to acquire an additional 19,029 Shares.

(2) Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash within a prescribed period after Mr. Busby's death, retirement or removal from the Board. Please see "*Director Compensation - Deferred Share Unit Plan*" below for further details.

(3) Pursuant to the Share Ownership Policy adopted by the Board, Mr. Busby, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$85,000 in Shares, RSUs and/or DSUs. Please see "*Director Compensation - Share Ownership Policy*" below for further details.

21

Dr. Sally Eyre



Age: 54
British Columbia, Canada

Director since Aug. 12, 2019
Independent

Areas of Experience

- Capital Markets and Finance
- Communication and Media Relations
- Corporate Social Responsibility
- Exploration and Geology
- Governance
- Health, Safety, Environment (including Climate)
- Human Resources and Compensation
- International Business
- Legal and Regulatory
- Mining Operations
- Project Management and Technical Services
- Risk Management
- Strategic Planning and M&A

Dr. Eyre is a mining finance professional with extensive experience in global resource capital markets and mining operations. Dr. Eyre is also a director of Eldorado Gold Corp. She previously served as a non-executive director of Equinox Gold Corporation from 2020 to 2025, of Centamin plc from 2019 to 2024, and of Adventus Mining Corporation from 2016 to 2022. During 2011 to 2014 she served as President and Chief Executive Officer of Copper North Mining and, prior thereto, served as Senior Vice President, Operations at Endeavour Mining, responsible for a portfolio of resource exploration, development and production projects throughout West Africa. Dr. Eyre served as President and Chief Executive Officer of Etruscan Resources Inc. (now Endeavour Mining Corp.), a gold company with producing assets in West Africa. She served as Director of Business Development for Endeavour Financial Ltd. and has held executive positions with a number of Canadian resource companies.

Dr. Eyre has a Ph.D. in Economic Geology from the Royal School of Mines, Imperial College, London. Dr. Eyre is a member of the Society of Economic Geologists (SEG); a member of the Institute of Corporate Directors; and a former Director of the SEG Canada Foundation.

Share Ownership as at May 8, 2026	
Shares	Nil[1]
DSUs[2]	51,432
Target Requirement[3]	US$255,000
Meets Requirement	Yes

Voting Results		
2025	For:	97.90%
2024	For:	99.59%
2023	For:	97.52%

Ero Board & Committee Membership	2025 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	6 of 6	100%	Eldorado Gold Corp.
Compensation Committee	6 of 6	100%	
Nominating and Corp. Governance Committee (Chair)	2 of 2	100%	

Notes:
(1) Dr. Eyre also holds 2,433 Options, entitling her to acquire an additional 2,433 Shares.
(2) Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash within a prescribed period after Dr. Eyre's death, retirement or removal from the Board. Please see "*Director Compensation - Deferred Share Unit Plan*" below for further details.
(3) Pursuant to the Share Ownership Policy adopted by the Board, Dr. Eyre, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times her annual director retainer of US$85,000 in Shares, RSUs and/or DSUs. Please see "*Director Compensation - Share Ownership Policy*" below for further details.

22

Robert Getz



Age: 64
Connecticut, USA

Director since June 14, 2018
Independent

Areas of Experience

- Accounting and Tax
- Capital Markets and Finance
- Communication and Media Relations
- Corporate Social Responsibility
- Governance
- Health, Safety, Environment (including Climate)
- Human Resources and Compensation
- International Business
- Strategic Planning and M&A

Mr. Getz brings over 35 years of experience in public and private investments and international mergers and acquisitions. Mr. Getz currently serves as Managing Partner of Pecksland Capital Partners (since December 2015), a private investment and advisory firm. Mr. Getz previously served as a Founder and Managing Director of Cornerstone Equity Investors (from September 1996 until December 2016), a private equity investment company. Mr. Getz has served as a director of numerous public and private companies, including many metals and mining companies. He currently serves as a director of Techtronic Industries Company Limited, a leader in cordless technology, including Milwaukee power tools. Mr. Getz previously served as the chairman of the board of directors of Haynes International, Inc., a developer and integrated producer of specialty nickel alloys, prior to its acquisition by Acerinox in November 2024, and the chairman of the board of directors of Crocodile Gold Corp., a gold mining company with operations in Australia, prior to its merger with Newmarket Gold Inc. in July 2015. Mr. Getz subsequently served as a director of Newmarket Gold Inc. until May 2016. Newmarket Gold Inc. was subsequently acquired by Kirkland Lake Gold Ltd. in December 2016.

Mr. Getz holds a Bachelor of Arts, cum laude, from Boston University, and a Master of Business Administration in Finance from the Stern School at New York University.

Share Ownership as at May 8, 2026	
Shares	100,166 [(1)]
DSUs[(2)]	35,986
Target Requirement[(3)]	US$255,000
Meets Requirement	Yes

Voting Results		
2025	For:	96.79%
2024	For:	99.31%
2023	For:	98.00%

Ero Board & Committee Membership	2025 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	6 of 6	100%	Techtronic Industries Company Limited
Compensation Committee (Chair)	6 of 6	100%	
Nominating and Corp. Governance Committee	2 of 2	100%	

Notes:

(1) Mr. Getz also holds 14,892 Options, entitling him to acquire an additional 14,892 Shares.

(2) Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash within a prescribed period after Mr. Getz's death, retirement or removal from the Board. Please see "*Director Compensation - Deferred Share Unit Plan*" below for further details.

(3) Pursuant to the Share Ownership Policy adopted by the Board, Mr. Getz, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$85,000 in Shares, RSUs and/or DSUs. Please see "*Director Compensation - Share Ownership Policy*" below for further details.

23

Chantal Gosselin



Age: 56
British Columbia, Canada

Director since Aug. 12, 2019
Independent

Areas of Experience

- Capital Markets and Finance
- Communication and Media Relations
- Governance
- Health, Safety, Environment (including Climate)
- Human Resources and Compensation
- International Business
- Mining Operations
- Project Management and Technical Services
- Strategic Planning and M&A

Ms. Gosselin is an experienced corporate board member with over 30 years of combined experience in mining operations, capital markets and corporate directorship. Her involvement in the financial markets range from asset management to sell side analyst. She has held positions as Vice President and Portfolio Manager at Goodman Investment Counsel and Senior Mining Analyst at Sun Valley Gold LLP, along with various analyst positions earlier in her career. Ms. Gosselin has also held various mine-site management positions in Canada, Peru and Nicaragua, giving her firsthand experience in underground and open pit mine development and production in diverse cultural and social environments. She currently serves on the board of three TSX-listed companies in the natural resource sector.

Ms. Gosselin has a Masters of Business Administration from Concordia University and a Bachelor of Science (Mining Engineering) from Laval University and has completed the Institute of Corporate Director program.

Share Ownership as at May 8, 2026	
Shares	18,149[(1)]
DSUs[(2)]	56,768
Target Requirement[(3)]	US$255,000
Meets Requirement	Yes

Voting Results		
2025	For:	98.00%
2024	For:	99.90%
2023	For:	99.10%

Ero Board & Committee Membership	2025 Meeting Attendance	
Board of Directors	6 of 6	100%
Compensation Committee	6 of 6	100%
Environmental, Health, Safety and Sustainability Committee (Chair)	4 of 4	100%

Other Directorships with Reporting Issuers

Blossom Gold Inc.
Pan American Silver Corp.
Wheaton Precious Metals Corp.

Notes:

(1) Ms. Gosselin also holds 19,029 Options, entitling her to acquire an additional 19,029 Shares.

(2) Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash within a prescribed period after Ms. Gosselin's death, retirement or removal from the Board. Please see "*Director Compensation - Deferred Share Unit Plan*" below for further details.

(3) Pursuant to the Share Ownership Policy adopted by the Board, Ms. Gosselin, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times her annual director retainer of US$85,000 in Shares, RSUs and/or DSUs. Please see "*Director Compensation - Share Ownership Policy*" below for further details.

24

Faheem Tejani Age: 52 Ontario, Canada Director since Nov. 1, 2023 Independent Areas of Experience • Capital Markets and Finance • Accounting and Tax • Governance • Human Resources and Compensation • Information Technology and Security • International Business • Legal and Regulatory • Risk Management • Strategic Planning and M&A Mr. Tejani is a finance professional with over 25 years of experience in capital markets, corporate finance, and mergers and acquisitions. He is currently the President of Capital Asset Lending, one of the largest private mortgage administrators of non-traditional residential mortgages in Canada, and a director at Wesdome Gold Mines Ltd. Prior to this, he dedicated over 17 years of his career to BMO Capital Markets, culminating his tenure as Managing Director in the Equity Capital Markets division, with a focus on the mining and metals sector. Before joining BMO Capital Markets, he worked at one of the largest global accounting firms. Mr. Tejani holds a Bachelor of Arts (Honours) degree from Western University and is a Chartered Professional Accountant. Share Ownership as at May 8, 2026 Voting Results Shares DSUs(2) Target Requirement(3) Meets Requirement 20,000(1) 33,250 US$255,000 Yes 2025 For: 98.03% 2024 For: 99.98% 2023 N/A Ero Board & Committee Membership 2025 Meeting Attendance Other Directorships with Reporting Issuers Board of Directors 6 of 6 100% Wesdome Gold Mines Ltd. Audit Committee 4 of 4 100% Compensation Committee 6 of 6 100% Notes: (1) Mr. Tejani also holds 24,330 Options, entitling him to acquire in the aggregate an additional 24,330 Shares. (2) Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash within a prescribed period after Mr. Tejani's death, retirement or removal from the Board. Please see “Director Compensation - Deferred Share Unit Plan” below for further details. (3) Pursuant to the Share Ownership Policy adopted by the Board, Mr. Tejani, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$85,000 in Shares, RSUs and/or DSUs within five years of his appointment. Please see “Director Compensation - Share Ownership Policy” below for further details. 25

John Wright, Lead Director



Age: 73
British Columbia, Canada

Director since July 27, 2016
Independent

Areas of Experience

- Exploration, Geology and Metallurgy
- Governance
- Health, Safety, Environment (including Climate)
- Mining Operations
- Project Management and Technical Services
- Risk Management
- Strategic Planning and M&A

Mr. Wright has served as the Lead Director of the Company since May 15, 2017.

Mr. Wright is a Metallurgical Engineer and Honours graduate of Queen's University in Ontario. He has over 40 years of experience in many facets of the exploration and mining industry and has served as lead director of Ero since 2017. Mr. Wright was a co-founder, and former director, President and Chief Operating Officer of Pan American Silver Corp. Mr. Wright was also the co-founder of Equinox Resources. Previously, he spent 10 years with Teck Cominco where he worked at the Trail Smelter operations and later participated in the management of the feasibility studies, marketing and mine construction at the Afton, Highmont, Bull Moose and David Bell Mines. Mr. Wright currently serves as a director of Lumina Metals Corp. He served as chairman of SilverCrest Metals Inc. prior to its acquisition by Coeur Mining Inc. in February 2025 and is also a former director of Luminex Resources Corp., Lumina Copper Corp., Northern Peru Copper, Global Copper Corp. and Bitterroot Resources Ltd.

Mr. Wright has a P.Eng. (retired) designation from the Association of Professional Engineers and Geoscientists of British Columbia.

Share Ownership as at May 8, 2026	
Shares	376,082[1]
DSUs[2]	35,986
Target Requirement[3]	US$480,000
Meets Requirement	Yes

Voting Results		
2025	For:	98.03%
2024	For:	99.86%
2023	For:	99.80%

Ero Board & Committee Membership	2025 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	6 of 6	100%	Lumina Metals Corp.
Audit Committee	4 of 4	100%	
Environmental, Health, Safety and Sustainability Committee	4 of 4	100%	

Notes:

(1) Mr. Wright also holds 19,029 Options, entitling him to acquire an additional 19,029 Shares.

(2) Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash within a prescribed period after Mr. Wright's death, retirement or removal from the Board. Please see "*Director Compensation - Deferred Share Unit Plan*" below for further details.

(3) Pursuant to the Share Ownership Policy adopted by the Board, Mr. Wright, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$160,000 in Shares, RSUs and/or DSUs. Please see "*Director Compensation - Share Ownership Policy*" below for further details.

26

The Nominees, as a group, beneficially owned, or controlled or directed, directly or indirectly, 2,338,277 Shares, representing approximately 2.24% of the total number of Shares outstanding before giving effect to the exercise of any Options, PSUs and RSUs (as the case may be) held by such Nominees. Cease Trade Orders, Bankruptcies, Penalties or Sanctions No Nominee is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, CEO or Chief Financial Officer (“CFO”) of any company (including Ero), that: (i) was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) and that was issued while the Nominee was acting in the capacity as director, CEO or CFO; or (ii) was subject to an Order that was issued after the Nominee ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO. No Nominee (i) is, as at the date of this Circular, or was within the 10 years before the date of this Circular, a director or executive officer of any company (including Ero) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee. No Nominee has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Nominee. 3. Appointment of Auditor KPMG has been the independent auditor of the Company since May 15, 2017. At the Meeting, we will ask shareholders to reappoint KPMG as auditor of the Company until the close of the next annual meeting of the shareholders and authorize the Board to fix the remuneration to be paid to the auditor. The following table discloses the aggregate fees billed to the Company and its subsidiaries by KPMG in the financial years ended December 31, 2025 and 2024. 27

Financial Year End Audit Fees(1) Audit Related Fees Tax Fees All Other Fees December 31, 2025 US$1,080,669 Nil Nil Nil December 31, 2024 US$948,123 Nil Nil Nil Note: (1) The aggregate fees billed for the audit of the annual consolidated financial statements of the Company, quarterly interim review of the Company and of its Brazilian subsidiaries, statutory audits of the Company’s Brazilian subsidiaries and for services rendered in connection with offering memoranda and Registration Statements. In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the reappointment of KPMG as auditor of the Company until the close of the next annual meeting of the shareholders, at a remuneration to be fixed by the Board. 4. Certain Matters Relating to the Stock Option Plan We currently have a “rolling” Stock Option Plan, which was last confirmed and approved by our shareholders at our annual general and special meeting of shareholders held on April 26, 2023. Pursuant to certain rules of the Toronto Stock Exchange (“TSX”), on which our Shares are traded, the Stock Option Plan needs to be renewed by shareholders and the unallocated Options available thereunder must be approved every three years, failing which no further Options may be awarded under the Stock Option Plan. Accordingly, at the Meeting, shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution (the “Stock Option Plan Resolution”), as further set out below, to: (i) confirm and approve the Stock Option Plan, and in connection with this approval, will be asked to consider and approve certain amendments to the Stock Option Plan as further described herein (such amended Stock Option Plan being hereinafter referred to as the “Amended and Restated Stock Option Plan”); and (ii) approve the unallocated Options available thereunder. The Amended and Restated Stock Option Plan has been conditionally approved by the Board and the TSX, subject to shareholder approval at the Meeting. The Amended and Restated Stock Option Plan is substantially similar to the Stock Option Plan other than with respect to the following: • reduces the limit on Shares issuable from treasury under the Amended and Restated Stock Option Plan, when combined with any other equity compensation arrangements of the Company (including, the Amended and Restated Share Unit Plan, as defined below), from 7% to 6%; • reduces the limit on Shares issuable to any one individual under the Amended and Restated Stock Option Plan, when combined with any other equity compensation arrangement of the Company (including, the Amended and Restated Share Unit Plan), from 5% to 4%; • reduces the limit on Shares issuable to insiders as a group, at any time, under the Amended and Restated Stock Option Plan, when combined with any other equity compensation arrangement of the Company (including, the Amended and Restated Share Unit Plan), from 7% to 6%; 28

• reduces the limit on Shares that may be issued to insiders as a group, within any one year period, under the Amended and Restated Stock Option Plan, when combined with any other equity compensation arrangement of the Company (including, the Amended and Restated Share Unit Plan), from 7% to 6%; • expressly references the Company's Incentive Compensation Clawback Policy (see page 58 for policy details); and • amendments of a housekeeping nature. Currently, the maximum aggregate number of Shares issuable under the Stock Option Plan, together with any other equity compensation arrangement of the Company that provides for the issuances of the Company’s Shares from treasury, may not exceed 7% of the issued and outstanding Shares from time to time (this limit includes the Shares issuable under the Share Unit Plan). As the number of issued and outstanding Shares increases, the Company may increase the number of Shares reserved for issuance, upon application to the TSX. As discussed above, the Amended and Restated Stock Option Plan reduces this limit to 6%. The Stock Option Plan, as well as the Amended and Restated Stock Option Plan, automatically make exercised Options available for subsequent grants thereunder and provide for the reservation and issuance of additional Shares pursuant to such Options. As at the date of this Circular, Options to purchase 1,253,609 Shares, 875,168 PSUs and 267,698 RSUs are outstanding, representing approximately 1.20%, 0.84% and 0.26% (2.30% in the aggregate) of the 104,277,968 Shares issued and outstanding, respectively. As such, 4,902,982 Shares, representing approximately 4.70% of the issued and outstanding Shares, are available for future Option awards (or a combination of Options and awards under any other equity compensation arrangements of the Company (including, the Share Unit Plan)), as at the date hereof. Under the Amended and Restated Stock Option Plan, this amount would be reduced to 3,860,203 Shares, representing approximately 3.70% of the issued and outstanding Shares as at the date hereof. A summary of the Stock Option Plan (and the amendments thereto as per the Amended and Restated Stock Option Plan) is provided in this Circular under the heading “Statement of Executive and Director Compensation – Option-based and Share-based Awards – Stock Option Plan”. A copy of the Amended and Restated Stock Option Plan is attached to this Circular as Appendix “A”. To be effective, the Stock Option Plan Resolution must be approved by a majority of the votes cast by the shareholders present in person or represented by proxy at the Meeting. If the Stock Option Plan Resolution is approved at the Meeting, the Amended and Restated Stock Option Plan will become effective as at the close of business on the date of the Meeting. In the event that the Stock Option Plan Resolution is not passed by the requisite number of shareholder votes cast at the Meeting, all unallocated Options will be cancelled, and we will not be permitted to award further Options under the Stock Option Plan. All outstanding Options under the Stock Option Plan will continue unaffected. At the Meeting, shareholders will be asked to consider, and if thought advisable, pass the Stock Option Plan Resolution, in substantially the following form: 29

RESOLVED THAT: 1. the Amended and Restated Stock Option Plan, as substantially described in the Circular with respect to the Meeting, be and is hereby approved, confirmed and ratified; 2. all unallocated options issuable pursuant to the Amended and Restated Stock Option Plan be and are hereby authorized, approved, confirmed and ratified; 3. the Compensation Committee of the Board be and is hereby authorized to reserve a sufficient number of Shares to satisfy the requirement of the Amended and Restated Stock Option Plan; 4. the Compensation Committee of the Board be and is hereby authorized to grant Options under the Amended and Restated Stock Option Plan until June 28, 2029 (or such date that is three years after the date of the meeting at which shareholder approval is being sought or any adjournment or postponement thereof); and 5. any one or more of the directors or senior officers of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions. We recommend a vote “FOR” the Stock Option Plan Resolution. In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the Stock Option Plan Resolution. 5. Certain Matters Relating to the Share Unit Plan We currently have a Share Unit Plan, which was last confirmed and approved by our shareholders at our annual general and special meeting of shareholders held on April 26, 2023. Pursuant to certain rules of the TSX, on which our Shares are traded, the Share Unit Plan needs to be renewed by shareholders and the unallocated units available thereunder must be approved every three years, failing which no further units may be awarded under the Share Unit Plan. Accordingly, at the Meeting, shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution (the “Share Unit Plan Resolution”), as further set out below, to: (i) confirm and approve the Share Unit Plan, and in connection with this approval, will be asked to consider and approve certain amendments to the Share Unit Plan as further described herein (such amended Share Unit Plan being hereinafter referred to as the "Amended and Restated Share Unit Plan"); and (ii) approve the unallocated units available thereunder. The Amended and Restated Share Unit Plan has been conditionally approved by the Board and the TSX, subject to shareholder approval at the Meeting. The Amended and Restated Share Unit Plan is substantially similar to the Share Unit Plan other than with respect to the following: 30

• reduces the limit on Shares issuable from treasury under the Amended and Restated Share Unit Plan, when combined with any other equity compensation arrangements of the Company (including, the Amended and Restated Stock Option Plan), from 7% to 6%; • reduces the limit on Shares issuable to insiders as a group, at any time, under the Amended and Restated Share Unit Plan, when combined with any other equity compensation arrangement of the Company (including, the Amended and Restated Stock Option Plan), from 7% to 6%; • reduces the limit on Shares that may be issued to insiders as a group, within any one year period, under the Amended and Restated Share Unit Plan, when combined with any other equity compensation arrangement of the Company (including, the Amended and Restated Stock Option Plan), from 7% to 6%; • removes the Compensation Committee's option to redeem a vested unit using cash consideration, such that each vested unit can only be redeemed for Shares by the Company; • expressly references the Company's Incentive Compensation Clawback Policy (see page 58 for policy details); • corrects a formatting matter by relocating "amendments to the Plan that are of a "housekeeping" nature" from section 7.1(c) under the Share Unit Plan to subsection 7.1(b)(iv) under the Amended and Restated Share Unit Plan - section 7.1(b) sets out the list of amendments to the Amended and Restated Share Unit Plan that can be made by the Board without obtaining shareholder approval; and • amendments of a housekeeping nature. Currently, the maximum aggregate number of Shares issuable under the Share Unit Plan, together with any other equity compensation arrangement of the Company that provides for the issuances of the Company’s Shares from treasury, may not exceed 7% of the issued and outstanding Shares from time to time (this limit includes the Shares issuable under the Stock Option Plan). As the number of issued and outstanding Shares increases, the Company may increase the number of Shares reserved for issuance, upon application to the TSX. As discussed above, the Amended and Restated Share Unit Plan reduces this limit to 6%. The Share Unit Plan, as well as the Amended and Restated Share Unit Plan, automatically make settled units available for subsequent grants thereunder and provide for the reservation and issuance of additional Shares pursuant to such units. As at the date of this Circular, Options to purchase 1,253,609 Shares, 875,168 PSUs and 267,698 RSUs are outstanding, representing approximately 1.20%, 0.84% and 0.26% (2.30% in the aggregate) of the 104,277,968 Shares issued and outstanding, respectively. As such, 4,902,982 Shares, representing approximately 4.70% of the issued and outstanding Shares, are available for future unit awards (or a combination of units and awards under any other equity compensation arrangements of the Company (including, the Stock Option Plan)), as at the date hereof. Under the Amended and Restated Share Unit Plan, this amount would be reduced to 3,860,203 Shares, representing approximately 3.70% of the issued and outstanding Shares as at the date hereof. 31

A summary of the Share Unit Plan (and the amendments thereto as per the Amended and Restated Share Unit Plan) is provided in this Circular under the heading “Statement of Executive and Director Compensation – Option-based and Share-based Awards – Share Unit Plan”. A copy of the Amended and Restated Share Unit Plan is attached to this Circular as Appendix “B”. To be effective, the Share Unit Plan Resolution must be approved by a majority of the votes cast by the shareholders present in person or represented by Proxy at the Meeting. If the Share Unit Plan Resolution is approved at the Meeting, the Amended and Restated Share Unit Plan will become effective as at the close of business on the date of the Meeting. In the event that the Share Unit Plan Resolution is not passed by the requisite number of shareholder votes cast at the Meeting, all unallocated units will be cancelled, and we will not be permitted to award further units under the Share Unit Plan. All outstanding PSUs and RSUs under the Share Unit Plan will continue unaffected. At the Meeting, shareholders will be asked to consider, and if thought advisable, pass the Share Unit Plan Resolution, in substantially the following form: RESOLVED THAT: 1. the Amended and Restated Share Unit Plan, as substantially described in the Circular with respect to the Meeting, be and is hereby approved, confirmed and ratified; 2. all unallocated units issuable pursuant to the Amended and Restated Share Unit Plan be and are hereby authorized, approved, confirmed and ratified; 3. the Compensation Committee of the Board be and is hereby authorized to reserve a sufficient number of Shares to satisfy the requirement of the Amended and Restated Share Unit Plan; 4. the Compensation Committee of the Board be and is hereby authorized to grant units under the Amended and Restated Share Unit Plan until June 28, 2029 (or such date that is three years after the date of the meeting at which shareholder approval is being sought or any adjournment or postponement thereof); and 5. any one or more of the directors or senior officers of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions. We recommend a vote “FOR” the Share Unit Plan Resolution. In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the Share Unit Plan Resolution. 32

6. Advisory Vote on Executive Compensation The Board and the Compensation Committee believe that the Company’s compensation program must be competitive to attract and retain top quality directors and officers, provide a strong incentive to its management to achieve the Company’s goals and align the interests of management with the interests of the Company’s shareholders. A detailed discussion of the Company’s compensation philosophy and executive compensation program can be found in the “Compensation Discussion and Analysis” section of this Circular. Shareholders are asked to consider such disclosure as they have a formal opportunity at the Meeting to provide their views on the Company’s approach to executive compensation through the following “Say on Pay” advisory vote: RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board and the Compensation Committee, the shareholders of the Company accept the approach to executive compensation disclosed in the Circular with respect to the Meeting. As this is an advisory vote, it is not binding on the Board or the Compensation Committee. The Board and the Compensation Committee remain fully responsible for their compensation decisions and are not relieved of this responsibility. The Board and the Compensation Committee will consider the outcome of the vote, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with our pay for performance compensation model. The Board views the inclusion of an advisory vote on executive compensation as the opening of an additional channel of communication between the Board and the shareholders. We recommend a vote “FOR” the approval of the non-binding resolution on executive compensation. In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the non- binding resolution on executive compensation. Voting Results Year For 2025 98.19% 2024 99.05% The complete voting results will be filed under the Company’s profile on SEDAR+ (www.sedarplus.ca/home) and EDGAR (www.sec.gov). We are not aware of any other matter to come before the Meeting other than as set forth in the Notice of Annual General and Special Meeting of Shareholders. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the Shares represented thereby in accordance with their best judgment on such matter. 33

STATEMENT OF EXECUTIVE AND DIRECTOR COMPENSATION The following section describes the significant elements of the Company’s executive and director compensation programs, with particular emphasis on the compensation payable in 2025 to the Executive Chairman, the President and CEO, the Executive Vice President and CFO ("EVP and CFO"), and other officers that were determined to be “Named Executive Officers” or “NEOs” within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”). During the financial year ended December 31, 2025, the Company had the following five NEOs: • David Strang, Executive Chairman and a director of the Company; • Makko DeFilippo, President, CEO and a director of the Company; • Wayne Drier, EVP and CFO of the Company; • Gelson Batista, Executive Vice President and Chief Operating Officer of the Company (the "EVP and COO"); and • Courtney Lynn, Executive Vice President, External Affairs and Strategy of the Company (the "EVP, External Affairs and Strategy"). In some instances, the compensation programs and certain other matters outlined herein also apply to other members of senior management, however, the programs are discussed as they relate specifically to our NEOs. ✓ Pay executives for performance, with 75% of pay at risk for the Executive Chairman and the President and CEO and nearly 70% of pay at risk for all other executives (majority in long-term equity based compensation) ✓ Conduct an annual Say on Pay advisory vote on executive compensation ✓ 100% independent Compensation Committee ✓ Annual compensation risk review by Compensation Committee ✓ Compensation Committee engages an independent compensation advisor ✓ Benchmark executive and director compensation programs against an appropriate peer group ✓ Executive compensation program includes an appropriate mix of annual performance incentives (“APIs”) and long-term equity-based incentives ✓ Cap on the maximum payout of API ✓ Full disclosure of API performance objectives, weightings and results ✓ 50% of long-term equity-based incentives to the President and CEO and other NEOs is in the form of PSUs, with 25% in the form of Options and 25% in the form of RSUs ✓ 80% of long-term equity-based incentives to non-executive directors is in the form of DSUs, which may only be settled in cash upon the director's death, retirement or removal from the Board ✓ Use mixed vesting time horizons for long-term equity-based incentives to focus executives and directors on the long-term ✓ Board has full discretion to change or suspend any incentive program at any time ✓ Significant share ownership requirements for senior executives and directors At a Glance - What We Do 34

✓ Double trigger change of control provision in each executive's employment contract ✓ Incentive Compensation Clawback Policy applies to all executive officers ✓ Prohibit directors and management from hedging and derivative trading in our securities At a Glance - What We Do At a Glance - What We Don't Do ✓ No guarantee of annual base salary increases or incentive compensation ✓ No executive perks such as club memberships or car allowances ✓ No repricing of Options ✓ No loans to directors, management or other employees COMPENSATION DISCUSSION AND ANALYSIS Compensation Governance Responsibilities of the Compensation Committee The Board has established the Compensation Committee and adopted a Compensation Committee mandate. The role of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities pertaining to compensation matters, including the Company’s compensation policies and practices. Among other things, the Compensation Committee is responsible for: • reviewing and approving corporate goals and objectives relevant to the compensation of the Executive Chairman and the President and CEO, evaluating their performance in light of such corporate goals and objectives, and making recommendations to the Board with respect to their compensation levels based on such evaluation; • periodically reviewing the terms of the Company’s executive compensation programs to determine if they are properly coordinated and achieving their desired purpose; • reviewing recommendations from the Executive Chairman and the President and CEO regarding the appointment, compensation and other terms of employment of the EVP and COO, the EVP and CFO, the EVP, External Affairs and Strategy and other officers, and making recommendations to the Board regarding the same; • administering and interpreting the Company’s long-term equity-based compensation arrangements and its policies regarding the grant of Options issued pursuant to the Stock Option Plan and share units (the “Share Units”) issued pursuant to the Share Unit Plan or sale of Shares thereunder, the grant of DSUs issued pursuant to the DSU Plan, and reviewing and approving grants of Options, Share Units and DSUs and terms thereof; • periodically retaining the services of an external independent compensation advisor to facilitate the Compensation Committee’s performance of its mandate; and 35

• reviewing and assessing the adequacy of its mandate at least annually to ensure compliance with any rules or regulations promulgated by any regulatory body and recommending to the Board for its approval of any modifications to its mandate as considered. The Compensation Committee is comprised of Robert Getz (Chair), Dr. Sally Eyre, Chantal Gosselin and Faheem Tejani, all of whom are independent directors within the meaning of National Instrument 52-110, Audit Committee (“NI 52-110”). Each member of the Compensation Committee has business and other experience which is relevant to their work on the Compensation Committee. By virtue of their differing professional backgrounds, business experience, knowledge of the Company’s industry, knowledge of corporate governance practices and experience interacting with external consultants and advisors, the members of the Compensation Committee are able to make decisions on the suitability of the Company’s compensation policies and practices. 36

Compensation Decision-Making Process The Company’s compensation program design and decision-making process involves the Company’s executives, including the NEOs, the Compensation Committee and the Board, with the benefit of advice from the Compensation Committee’s external independent compensation advisor. 37

All shareholders have the opportunity to express their views on the Company’s compensation program through the annual non-binding “Say on Pay” advisory vote on executive compensation, which is designed to enhance accountability for the compensation decisions made by the Compensation Committee and the Board by giving shareholders a formal opportunity to provide their views on the Compensation Committee’s and the Board’s approach to executive compensation. The Company discloses the results of the advisory vote as part of its report on voting results for each annual meeting. While the advisory vote will not be binding, the Board and the Compensation Committee will consider the outcome of the vote, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with our pay for performance compensation model. Independent Compensation Advisor Pursuant to its mandate, the Compensation Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, including a compensation consultant, at the expense of the Company. The Compensation Committee has retained Lane Caputo Compensation Inc. (“Lane Caputo”) since August 8, 2017 to assist the Compensation Committee with the development of a compensation program for the Company’s executive officers and non-executive directors. Pursuant to this mandate, Lane Caputo has provided a review of current market practices regarding executive officer and non-executive director compensation; assisted the Compensation Committee in reviewing the Company's compensation philosophy, assessing the risks inherent in the Company's executive compensation programs and developing an appropriate compensation strategy and a comparator group of companies that reflects the Company’s current size and stage of operation and development; and, provided advice and recommendations with respect to best practices in the governance of compensation. In the course of conducting its activities, Lane Caputo has attended meetings of the Compensation Committee and presented its findings for discussion by the Compensation Committee. The Chair of the Compensation Committee also meets separately with Lane Caputo from time to time each year to provide further direction. The Compensation Committee has considered the advice, guidance and recommendations provided by Lane Caputo as part of its deliberations on its recommendations to the Board with respect to salary and APIs as well as its approval of long-term equity-based incentives. For the financial years ended December 31, 2025 and 2024, the following fees were billed by and paid to Lane Caputo: Financial Year End Executive Compensation-Related Fees All Other Fees December 31, 2025 $72,554 Nil December 31, 2024 $74,516 Nil The Compensation Committee must pre-approve any retainer by Lane Caputo or other compensation consultants and provide notice of said retainer to the Board. There were no other consultants hired or contracted to assist the Compensation Committee or the Board in formulating executive compensation from 2017 through and including 2025. 38

Compensation Philosophy

The Company has adopted a "pay for performance" approach to executive compensation. Accordingly, salary is targeted near market median levels of the compensation peer group, while variable compensation opportunities (short and long-term incentives) are structured to provide above-market total compensation for high levels of corporate performance. Compensation elements are designed to balance the following compensation objectives:

- total compensation realization will be aligned with the overall performance of the Company;
- compensation programs will encourage a long-term view to shareholder value creation, as a significant portion of each executive's variable pay will be equity-based; and
- compensation programs will facilitate the attraction, retention and motivation of experienced and talented executives who will, in turn, drive shareholder value creation.

Benchmarking and 2025 Compensation Peer Group

The Company's vision is to power the future through safe and responsible production, by embracing innovation and pursuing the highest standards of operational excellence to create lasting value for our shareholders, people and communities. To succeed, it is a strategic imperative to engage, retain and attract skilled and experienced executive officers by providing a reasonable and competitive total compensation package. The Compensation Committee believes that it is appropriate to establish total compensation levels for executives with reference to benchmark roles among similar companies, both in terms of compensation levels and practices.

To benchmark the competitiveness of the compensation program for the Company's executive officers for the financial year ended December 31, 2025, the Compensation Committee, in consultation with Lane Caputo, considered the size (based on market capitalization, operating revenue and number of producing mines) and stage of operation and development of the following 15 companies (the "**2025 Compensation Peer Group**") in determining an appropriate peer group of comparators:

Alamos Gold Inc.	Eldorado Gold Corp.	New Gold Inc.
Capstone Mining Corp.	Equinox Gold Corp.	Sandfire Resources Ltd.
Centerra Gold Inc.	Fortuna Mining Corp.	SSR Mining Inc.
Coeur Mining Inc.	Hecla Mining Company	Taseko Mines Ltd.
DPM Metals Inc. (formerly, Dundee Precious Metals Inc.)	Hudbay Minerals Inc.	Torex Gold Resources Inc.

These mining companies were selected as peer companies on the basis that they were the direct competitors for the individuals required to execute the Company's strategic plan. Peer group constituents are reviewed at least annually to ensure their continued relevance. The 2025 Compensation Peer Group was also used to benchmark the Company's non-executive director compensation practices for the financial year ended December 31, 2025.

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Elements of Executive Compensation The Company’s strategy is to provide a competitive compensation package for its executive officers that is aligned with the Company’s business strategy and compensation philosophy. In 2025, total compensation to executives and other members of senior management included four main components: base salary, API, long-term equity incentives (Stock Options, PSUs and RSUs) and extended group benefits. What We Pay Why We Pay It How It Works Base Salary Provides a fixed level of cash compensation for performing day-to-day responsibilities. • Set in December each year, with effect on January 1st of the next calendar year. Annual Performance Incentive (API) Focuses executives on achieving annual operating plan, budget and other short-term objectives, including safety and environmental performance, key capital projects and strategic initiatives. • Annual performance incentive plan based on corporate goals and objectives. API cash awards provide incentive compensation directly related to achieving short-term objectives. Awards can range from 0% to 200% of target for the Executive Chairman and the President and CEO and from 0% to 150% of target for all other executives. Long-Term Equity- Based Incentives Focuses executives on long- term shareholder value and aligns executive's interests with those of shareholders • Options vest over three years (1/3 per year starting on the first anniversary of the date of grant) and have a five year expiration period. • RSUs vest over three years (1/3 per year starting on the first anniversary of the date of grant), with payout value aligned with share price performance. • PSUs vest after three years, with payout value aligned with the Company's total shareholder return ("TSR") against a peer group of base metals producers that the Company competes with for investment dollars and return on invested capital ("ROIC"). The actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of these performance conditions. Benefits Attracts and retains highly qualified executives • Health, vision and dental insurance, life insurance, and accidental death and dismemberment insurance. 40

For 2025, the Company targeted the following mix of pay elements for the Executive Chairman, the President and CEO, and other NEOs: Base Salary Base salaries are reviewed annually to ensure they reflect the individual’s expertise and performance in fulfilling their role and responsibilities, internal equity and market competitiveness. An executive officer’s base salary may be below or above the median for the 2025 Compensation Peer Group depending on a number of factors, including the individual’s experience in the role, market competitiveness and/or retention considerations and individual performance. The following table sets out the base salary of each NEO for the financial year ended December 31, 2025: Name Position(s) and Office(s) with Ero as at December 31, 2025 Annual Base Salary (US$) David Strang Executive Chairman Director 640,000 Makko DeFilippo President and CEO Director 575,000 Gelson Batista EVP and COO 465,000 Wayne Drier EVP and CFO 425,000 Courtney Lynn EVP, External Affairs and Strategy 355,350 41

Annual Performance Incentive

The API recognizes short-term (typically annual) efforts and milestone achievements that are aligned to the long-term success of the Company. The API is a variable component of compensation designed to provide motivation to executive officers to achieve near-term corporate objectives that can be controlled by management, and to reward them in cash when such objectives are met or exceeded.

Target incentive levels target total cash compensation at the median of the 2025 Compensation Peer Group but have sufficient leverage such that actual payments can position above or below the median to correlate with performance. Target incentive levels for 2025 performance for the NEOs were as follows:

Name	Position(s) and Office(s) with Ero as at December 31, 2025	2025 Annual Base Salary (US$)	Target (% of Annual Base Salary)	Target Eligibility (US$)
David Strang	Executive Chairman Director	640,000	100%	640,000
Makko DeFilippo	President and CEO Director	575,000	100%	575,000
Gelson Batista	EVP and COO	465,000	75%	348,750
Wayne Drier	EVP and CFO	425,000	75%	318,750
Courtney Lynn	EVP, External Affairs and Strategy	355,350	75%	266,513

Actual awards may be above or below target based on performance outcomes. The performance measures range from 0% (if the threshold performance level is not achieved) to 100% (if the performance target is met) and up to 150% for all executive officers of the Company, other than the Executive Chairman and the President & CEO who are capped at a maximum level of 200% (if the performance target is exceeded by a specified amount). API awards are paid in the year following the year for which the executive officer's performance is assessed. API awards for 2025 performance were awarded and paid in February 2026.

The Compensation Committee recognizes that the use of formulas to determine compensation can sometimes lead to results that do not accurately reflect real performance. To avoid this, the Board and the Compensation Committee have discretion under the API to:

- suspend and modify the API;
- defer, reduce or cancel all or a portion of the API payment for business reasons; and/or
- recognize extraordinary achievements or special circumstances.

The Company's 2025 key performance indicators were selected to reflect the Company's top priorities for success in 2025, focused on safety, environmental stewardship; copper division operating performance; gold division operating performance; financial measures (operating cash flow and YE leverage ratio); and, strategic initiatives relating to the advancement of the Company's growth strategy, including the Furnas Project, the Pilar Deepening Project and exploration initiatives.

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As summarized in the table below, the Company achieving a 2026 API score of 88%. Safety and Environment Combined Lost Time Injury Frequency Rate 0.9 0.7 0.5 0.3 0.46 15.0% 24.0% Significant Environmental Incidents 3 2 1 0 1 5.0% 7.5% Safety First Initiative(1) DSS+ assessment and plan initiated 3 of 6 programs completed 5 of 6 programs completed Completion of DSS+ plan Completion of DSS+ plan 5.0% 10.0% Copper Division Operating Performance Copper Production (tonnes) 72,800 91,000 95,550 100,100 64,307 10.0% 0.0% C1 cash costs (US$/lb)(2) 1.92 1.60 1.52 1.44 2.05 10.0% 0.0% AISC cost (US$/lb)(3) 2.65 2.21 2.10 1.99 3.47 10.0% 0.0% Gold Division Operating Performance Gold Production (oz) 51,390 57,100 58,528 59,955 52,285 2.5% 1.4% C1 Cash Cost (US$/oz)(4) 808 673 639 606 975 2.5% 0.0% AISC cost (US$/oz)(5) 1,656 1,380 1,311 1,242 2,081 2.5% 0.0% Financial Metrics OCF (US$/M) 350 438 460 482 398 5.0% 3.8% YE Leverage Ratio <4.0 <3.0 <2.5 <1.5 1.3 5.0% 10.0% Strategic Initiatives Pilar Deeping Project Behind plan On plan Ahead of plan Materially Ahead of plan Behind plan - implemented additional engineering controls to enhance operational safety 7.5% 3.8% Furnas Project Phase 1 drilling completed (28,000 meters) Budgeted drilling completed (41,000 meters) Scoping Study results presented to Board Scoping Study results submitted to Vale Base Metals by December 31, 2025 Budgeted drilling completed and draft results of the Scoping Study presented to Board before December 31, 2025 5.0% 7.5% Performance Range Actual Result Weight Weighted Result Category Threshold Target Stretch Max 43

Category	Performance Range: Threshold	Target	Stretch	Max	Actual Result	Weight	Weighted Result
Exploration	Advancement of reserve replacement at each operation; Vermelhos Mine high-grade extension; artificial intelligence ("AI") targeting initiative at Vermelhos Mine; S10 infill drilling; regional plan for Xavantina; and, underground plan from Tucumã				Reserves replaced at each operation, AI targeting completed at Vermelhos Mine, S10 infill drilling completed and all other strategic exploration initiatives advanced	5.0%	5.0%
Other Strategic Objectives	Assessment by the Board				Strengthened the Company's operational platform through the completion of the One Ero reorganization as well as the Company's liquidity position by undertaking several initiatives, including the execution of a US$50 million extension to the existing Xavantina gold stream as well as the material characterization, commercialisation and announcement of an maiden gold concentrate mineral resource at Xavantina that culminated in 14,999 ounces of gold in concentrate sold in Q4 2025.	10.0%	15.0%
Total							88.0%

Note:

(1) In 2025, Ero initiated a company-wide transformational safety program in partnership with DSS+, a globally recognized operational safety consulting firm. Our work with DSS+ has involved conducting a complete inventory of existing safety programs and initiatives to identify gaps, and then implementing an extensive transformation of our Health and Safety management systems.

(2) Copper C1 cash cost is a non-IFRS performance measure used by the Company to manage and evaluate the performance of its copper mining operations. Copper C1 cash cost is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs comprise the total cost of production, including expenses related to transportation, and treatment and refining charges. These costs are net of by-product credits and incentive payments.While copper C1 cash cost is widely reported in the mining industry as a performance benchmark, it does not have a standardized meaning and is disclosed as a supplement to IFRS measures.

(3) Copper AISC Costs is an extension of copper C1 cash cost and is a key performance measure used by management to evaluate the operating performance of its copper mining segment. Copper AISC is calculated as AISC divided by total pounds of copper produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. Copper AISC is widely reported in the mining industry as a benchmark for performance but does not have a standardized meaning and is disclosed as a supplement to IFRS measures.

(4) Gold C1 cash cost is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. Gold C1 cash cost is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

(5) Gold AISC is an extension of gold C1 cash cost discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. Gold AISC is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. Gold AISC is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

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Based on the 2025 API score of 85%, the payment received by each NEO is set out below. Name Position(s) and Office(s) with Ero as at December 31, 2025 Target API (US$) API at 85% of Target (US$) David Strang Executive Chairman Director 640,000 563,200 Makko DeFilippo President and CEO Director 575,000 506,000 Gelson Batista EVP and COO 348,750 306,900 Wayne Drier EVP and CFO 318,750 280,500 Courtney Lynn EVP, External Affairs and Strategy 266,513 234,531 Option-based and Share-based Awards The Company’s compensation policy targets annual grants of long-term equity-based incentives at the median of the 2025 Compensation Peer Group. The Company has two forms of long-term equity-based incentive plans for executive officers, the Stock Option Plan and the Share Unit Plan. The Stock Option Plan and the Share Unit Plan each serve as a vehicle by which equity-based incentives may be awarded to the directors, officers, employees and consultants of the Company or any of its subsidiaries to recognize and reward their significant contributions to the long-term success of the Company, to attract to and retain in the employ of the Company or any of its subsidiaries, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company, and to align their interests more closely with the shareholders of the Company. The Stock Option Plan and the Share Unit Plan each require shareholder approval every three years and were last approved at our annual general and special meeting of shareholders on April 26, 2023. Stock Option Plan As at the date of this Circular, there were 1,253,609 Options issued and outstanding under the Stock Option Plan, representing approximately 1.20% of the 104,277,968 Shares issued and outstanding. The annual burn rate under the Stock Option Plan is set out below under the heading “Securities Authorized for Issuance Under Equity Compensation Plans - Annual Burn Rates of Equity-Based Compensation Arrangements”. The Stock Option Plan is summarized in the table below. 45

Administration The Compensation Committee, in its sole and absolute discretion, but subject to the general purposes, terms and conditions of the Stock Option Plan and to the direction of the Board, administers the Stock Option Plan and exercises all the powers and authorities either specifically granted to it under the Stock Option Plan or necessary or advisable in the administration of the Stock Option Plan, acting reasonably and in good faith and subject to and not inconsistent with the express provisions of the Stock Option Plan. The Compensation Committee is fully comprised of independent directors, as more particularly described under the heading “Corporation Governance Practices – Compensation Committee”. Securities Each Option entitles the holder thereof (an “Optionee”) to purchase one Share at an exercise price set at the time of the grant. Eligibility Any director, officer, employee, consultant or other personnel of the Company (including any subsidiary of the Company), as the Compensation Committee may determine. Exercise Price The exercise price of an Option will be determined by the Compensation Committee at the time of the grant, but will be no lower than the volume weighted average trading price of the Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days immediately preceding the relevant date (or on any such other stock exchange, inter-dealer quotation network or other organized trading facility on which the Shares trade or are quoted from time to time) (the “Fair Market Value”). If the Shares are suspended from trading or have not traded on the TSX or another stock exchange, inter-dealer quotation network or other organized trading facility for an extended period, the exercise price will be no lower than the Fair Market Value of the Shares at the time of the grant as determined by the Compensation Committee in its sole discretion acting in good faith. Vesting and Exercise Period The vesting and exercise period of an Option will be determined by the Compensation Committee at the time of grant; however, the expiry date of an Option shall be no later than five years from the date of grant, or in the case where the expiry date of an Option occurs during a period of time during which the Optionee cannot exercise or sell securities of Ero due to applicable policies of the Company in respect of insider trading (a “Blackout Period”) or within 10 business days after the expiry of the Blackout Period, then the expiry date for the Option will be the date that is the tenth business day after the expiry of the Blackout Period. Key Terms Summary 46

Cessation of Employment Subject to certain limitations, in the event that an Optionee’s employment is terminated for any reason other than death, retirement, long-term disability or for cause, the Options held by such Optionee may be exercised within 60 days of termination, provided such Options have vested and not expired. Subject to certain limitations, in the event that an Optionee’s employment is terminated due to retirement or as a result of long-term disability, unless the Compensation Committee determines otherwise, the Options held by such Optionee which have vested in accordance with their terms may be exercised at any time until the earlier of the date which is one year following the date of retirement or termination as a result of long-term disability and the expiry date. In addition, such Optionee’s unvested Options shall continue to vest in accordance with their terms until the earlier of the date which is one year following the date of retirement or termination as a result of long-term disability and the expiry date. Subject to certain limitations, in the event that an Optionee’s employment is terminated by reason of death, unless the Compensation Committee determines otherwise, the Options held by such Optionee shall become fully vested and may be exercised by the legal personal representative(s) of such Optionee’s estate within one year following the death of the Optionee or prior to the expiry date, whichever is earlier. In the event an Optionee’s employment is terminated for cause, the Options held by such Optionee shall expire and terminate immediately upon such Optionee ceasing to actively provide services to the Company in his or her capacity as a director, officer, employee or consultant, as the case may be. Change of Control Subject to the Compensation Committee’s ability to accelerate the vesting of Options at any time in its sole discretion, if the Company completes a transaction which results in a “Change of Control” (as defined in the Stock Option Plan), all unvested Options will vest, and if within 90 days (or such other period as the Compensation Committee determines) following the completion of such transaction an event(s) that would constitute “constructive dismissal” (as defined pursuant to common law) occurs, and if within 90 days (or such other period as the Compensation Committee determines) following the date of such “constructive dismissal” an Optionee’s employment is terminated (whether at the Optionee’s discretion or otherwise) then all Options held by such Optionee will remain exercisable until the earlier of 90 days (or such other period as the Compensation Committee determines) from the date of termination and the expiry date thereof. Notwithstanding the foregoing, with respect to any performance-based Options granted under the Stock Option Plan, vesting of an Option will be dependent on achievement of the applicable performance criteria as of the date of the completion of the above-mentioned transaction and/or be prorated to the date of the completion of such transaction, as applicable. Key Terms Summary 47

Limitations The total number of Shares issuable pursuant to the Stock Option Plan (subject to adjustments under the Stock Option Plan) together with all other security based compensation arrangements of the Company (including the Share Unit Plan discussed below) shall not exceed 7% of the Company’s issued and outstanding Shares, on a non-diluted basis, at the relevant time (currently 7,299,457 Shares, based on 104,277,968 Shares issued and outstanding as at the date of this Circular). Under the Amended and Restated Stock Option Plan, this limit would be decreased to 6% of the Company’s issued and outstanding Shares, on a non- diluted basis, at the relevant time (6,256,678 Shares, based on 104,277,968 Shares issued and outstanding as at the date of this Circular). Provided that such maximum number of Shares is not exceeded, following the exercise, expiration, cancellation or other termination of any Options under the Stock Option Plan, a number of Shares equal to the number of Options or rights so exercised, expired, cancelled or terminated shall automatically become available for issuance in respect of Options that may subsequently be granted under the Stock Option Plan. Subject to certain limitations, the total number of Shares that may be issued to any individual Optionee under the Stock Option Plan together with all other security based compensation arrangements of the Company (including the Share Unit Plan) in any one-year period, shall not exceed 5% of the number of issued and outstanding Shares at the date of grant (the “Individual Limit”). Under the Amended and Restated Stock Option Plan, the Individual Limit would be decreased to 4% of the issued and outstanding Shares, on a non-diluted basis, at the relevant time. Subject to certain exceptions, the total number of Shares issuable to insiders of the Company as a group at any time and the total number of Shares issued to insiders of the Company as a group within any one-year period, under the Stock Option Plan together with all other security based compensation arrangements of the Company (including the Share Unit Plan) shall not exceed 7% of the issued and outstanding Shares, on a non-diluted basis, at the date of grant. Under the Amended and Restated Stock Option Plan, this limit would be decreased to 6% of the issued and outstanding Shares, on a non-diluted basis, at the date of grant. The total number of Shares that may be issued to any one insider of the Company under the Stock Option Plan together with all other security based compensation arrangements of the Company (including the Share Unit Plan) shall not exceed the Individual Limit. The Fair Market Value of Options that may be granted to each non-employee director of the Company within any one-year period under the Stock Option Plan shall not exceed $100,000, and under the Stock Option Plan together with all other security based compensation arrangements of the Company (including the Share Unit Plan) shall not exceed $150,000. Key Terms Summary 48

Net Settlement of Options The Stock Option Plan provides for the cashless exercise of Options, subject to certain limitations. The number of Shares issuable pursuant to any such cashless exercise is equal to the number determined by dividing (a) the product of the number of unexercised vested Options tendered for settlement by the difference between the Fair Market Value of one Share (calculated as at the date of settlement) and the exercise price of such Options, by (b) the Fair Market Value (calculated as at the date of settlement) of one Share, represented by the following formula: A x (X-Y) X Where: A = the number of unexercised vested Options tendered for settlement X = the Fair Market Value of the Shares on the date of settlement Y = the exercise price of the Options tendered for settlement Amendments Subject to certain exceptions, approval from a majority of holders of Shares (and other voting securities of the Company) is required to effect the following amendments to the Stock Option Plan: (i) increasing the maximum number of Shares issuable, as a fixed percentage of the issued and outstanding Shares pursuant to the Stock Option Plan; (ii) amendments that would reduce the exercise price of an outstanding Option; (iii) make any amendments to the non- employee director participation limits (see last paragraph under the above heading “Limitations”); (iv) extending the expiry date of any Option beyond its expiry date determined at the date of grant, except with respect to an expiry date that occurs during a Blackout Period; (v) change the categories of individuals who are eligible to participate in the plan, including where such change may introduce, re-introduce, broaden or increase the participation of non-employee directors under the Plan; (vi) amendments to permit the transfer or assignment of Options, except to permit a transfer to a family member, to an entity controlled by the Optionee or a family member, to a charity or for estate planning or estate settlement purposes; and (vii) amendments to the amendment provisions of the Stock Option Plan. In all other cases, the Compensation Committee may suspend, discontinue or amend the Stock Option Plan or any Option granted thereunder without shareholder approval. Assignment Rights respecting Options shall not be transferable or assignable other than by reason of death of the Optionee or by shareholder approval. Key Terms Summary The full text of the Stock Option Plan is available under our profile on SEDAR+ (www.sedarplus.ca/home) and on EDGAR (www.sec.gov). A copy of the Amended and Restated Stock Option Plan is attached hereto as Appendix “A”. Share Unit Plan As at the date of this Circular, there were 875,168 PSUs and 267,698 RSUs issued and outstanding under the Share Unit Plan, representing approximately 0.84% and 0.26% (1.10% in the aggregate) of the 104,277,968 Shares issued and outstanding, respectively. The annual burn rate under the Share Unit Plan is set out below under the heading “Securities Authorized 49 for Issuance Under Equity Compensation Plans - Annual Burn Rates of Equity-Based Compensation Arrangements”. The Share Unit Plan is summarized in the table below. Administration The Compensation Committee, in its sole and absolute discretion, but subject to the general purposes, terms and conditions of the Share Unit Plan, applicable securities and tax law requirements and to the direction of the Board: (i) interprets and administers the Share Unit Plan; (ii) may establish, amend and rescind any rules and regulations relating to the Share Unit Plan; and (iii) makes other determinations that the Compensation Committee deems necessary or desirable for the administration and operation of the Share Unit Plan. The Compensation Committee is fully comprised of independent directors, as more particularly described under the heading “Corporation Governance Practices – Compensation Committee”. Eligibility Any director, officer, employee, or consultant of the Company or of any of its subsidiaries, as the Compensation Committee may determine. Securities Each vested Share Unit entitles the holder thereof (a “Share Unit Participant”) to receive on or about the applicable date of vesting of such Share Unit: (i) one Share; (ii) a cash amount equal to the Fair Market Value of one Share (the “Cash Consideration”) as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. Under the Amended and Restated Share Unit Plan, the Company will no longer have the option to redeem a vested Share Unit using Cash Consideration, such that each vested Share Unit can only be redeemed for Shares. Performance Conditions At the time of grant of a Share Unit, the Compensation Committee may, in its sole discretion, establish performance conditions for the vesting of such Share Unit, which may include terms or conditions relating to: (i) the market price of the Shares; (ii) the return to holders of Shares, with or without reference to other comparable companies; (iii) the financial performance or results of the Company or its subsidiaries; (iv) the achievement of performance conditions or other performance criteria relating to the Company or its subsidiaries; (v) any other terms and conditions the Compensation Committee may in its sole discretion determine with respect to vesting or the acceleration of vesting; and (vi) the vesting date of the Share Units. The performance conditions may be graduated such that different percentages (which may be greater or lesser than 100%) of the Share Units in a grant become vested depending on the extent of satisfaction of one or more performance conditions. The Compensation Committee may, in its discretion, subsequent to the grant of a Share Unit, waive any such performance condition or determine that it has been satisfied subject to applicable law. Each Share Unit for which vesting is subject to performance conditions is herein referred to as a “PSU”. Each Share Unit for which vesting is not subject to performance conditions is herein referred to as an “RSU”. Vesting Each RSU shall vest at such time as determined by the Compensation Committee at the time of grant. Each PSU shall vest at such time as determined by the Compensation Committee at the time of grant, subject to satisfaction of applicable Performance Conditions. Redemption Each Share Unit will be redeemed on the date (the “Redemption Date”) selected by the Compensation Committee following the date of vesting of such Share Unit, which will be within 30 days of the date of vesting, or at a later deferred date, subject to certain exceptions and restrictions. Key Terms Summary 50

Deferral Date Non-Canadian Share Unit Participants may elect to defer the receipt of all or any part of their entitlement to Shares and/or Cash Consideration, as applicable, until a date following the Redemption Date but no later than such individual’s date of retirement (the “Deferred Payment Date”). Non-Canadian Share Unit Participants who elect to set a Deferred Payment Date must provide prior notice to the Company and, subject to certain restrictions, may change a Deferred Payment Date by providing prior notice to the Company. Under the Amended and Restated Share Unit Plan, the Company will no longer have the option to redeem a vested Share Unit using Cash Consideration, such that each vested Share Unit can only be redeemed for Shares. Dividends When dividends are paid on Shares, each Share Unit Participant shall be credited with dividend equivalents in respect of the Share Units credited to his or her account as of the record date for payment of dividends. Such dividend equivalents shall be converted into additional Share Units (including fractional Share Units) based on the Fair Market Value of the Share on the date credited and redeemed on the Redemption Date or a later deferred date, as applicable, of the Share Unit with respect to which the dividend equivalent was granted. Cessation of Employment Subject to certain restrictions, if a Share Unit Participant is terminated by the Company for cause or if a Share Unit Participant voluntarily terminates his or her employment for any reasons or resigns as a director, as applicable, all of his or her Share Units that have not reached their respective Redemption Dates as at the date of termination will be cancelled, and all of his or her Share Units that have reached their respective Redemption Dates as at the date of termination but redemption thereof has been deferred by the Share Unit Participant will be redeemed as soon as possible (but no later than 30 days following the date of termination) for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion. Subject to certain restrictions, in the event that a non-director Share Unit Participant’s employment is involuntarily terminated for reasons other than cause, his or her Share Units will be redeemed on the date of termination for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion, provided such Share Units have vested at such time. Subject to certain restrictions, in the event that a director Share Unit Participant is not re-elected at an annual or special meeting of shareholders of the Company, his or her Share Units will be redeemed on the date of the annual or special meeting of shareholders for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion, provided such Share Units have vested at such time. Subject to certain restrictions, in the event that a Share Unit Participant dies, his or her Share Units will be redeemed upon the date of death for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion. Under the Amended and Restated Share Unit Plan, the Company will no longer have the option to redeem a vested Share Unit using Cash Consideration, such that each vested Share Unit can only be redeemed for Shares. Key Terms Summary 51

Change of Control In the event that a Share Unit Participant is terminated for reasons other than cause within 12 months following a “Change of Control” (as defined in the Share Unit Plan), all Share Units held by such Share Unit Participant will be redeemed as soon as reasonably practical following such termination (but no later than 30 days following the Redemption Date) for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion; provided that in the event that any Share Units are subject to satisfaction of any performance conditions, the Compensation Committee shall consider the extent of satisfaction of such performance conditions in determining the number of Share Units to be redeemed. Under the Amended and Restated Share Unit Plan, the Company will no longer have the option to redeem a vested Share Unit using Cash Consideration, such that each vested Share Unit can only be redeemed for Shares. Limitations The number of Shares reserved for issuance under the Share Unit Plan: (i) together with the Shares issuable under all other security based compensation arrangements of the Company (including the Stock Option Plan), shall not exceed 7% of the total number of issued and outstanding Shares, on a non- diluted basis, subject to certain limited exceptions (currently 7,299,457 Shares, based on 104,277,968 Shares issued and outstanding as at the date of this Circular); however, under the Amended and Restated Share Unit Plan, this limit would be decreased to 6% of the Company’s issued and outstanding Shares, on a non-diluted basis, at the relevant time (6,256,678 Shares, based on 104,277,968 Shares issued and outstanding as at the date of this Circular); and (ii) to any one Share Unit Participant within a 12-month period shall not exceed 2% of the total number of issued and outstanding Shares. The number of Shares issuable to insiders of the Company as a group at any time and the number of Shares issued to insiders of the Company as a group within any one-year period, under the Share Unit Plan together with all other security based compensation arrangements of the Company shall not exceed 7% of the total number of issued and outstanding Shares, on a non-diluted basis. Under the Amended and Restated Share Unit Plan, this limit would be decreased to 6% of the issued and outstanding Shares, on a non-diluted basis. The number of Shares issuable to non-employee directors of the Company as a group, under the Share Unit Plan, shall not exceed 1% of the total number of issued and outstanding Shares, on a non-diluted basis. The Fair Market Value of the Shares issuable to each non-employee director of the Company within any one-year period under the Share Unit Plan shall not exceed $150,000. Notwithstanding the foregoing, the Fair Market Value of the Shares issuable to each non-employee director of the Company within any one-year period under the Share Unit Plan together with all security based compensation arrangements of the Company shall not exceed $150,000. Key Terms Summary 52

Amendments The Compensation Committee has the right to suspend, terminate or amend the Share Unit Plan or any portion thereof, subject to certain restrictions and provided that it obtains any necessary prior shareholder and/or regulatory approvals. The following amendments to the Share Unit Plan may be effected without obtaining prior shareholder approval: (i) amendments to the terms and conditions necessary to ensure that the Share Unit Plan complies with applicable regulatory requirements; (ii) amendments respecting administration of the Share Unit Plan; (iii) amendments respecting the terms and conditions on which Share Units may be granted; and (iv) amendments of a “housekeeping” nature. Prior shareholder approval is required to effect any amendment to the Share Unit Plan related to: (i) the number or percentage of Shares available for grant; (ii) removing or exceeding the number of Shares issuable or that may be issued to insiders as a group under the Share Unit Plan; (iii) removing or exceeding the non-employee director participation limits (see last paragraph under the above heading “Limitations”); (iv) permitting the transfer or assignment of Share Units other than for normal estate settlement purposes; (v) change the categories of individuals who are eligible to participate in the plan, including where such change may introduce, re-introduce, broaden or increase the participation of non-employee directors under the Plan; (vi) changing the method of calculation of redemption of Share Units; (vi) extending the term for redemption of Share Units; and (vii) any amendments to the amendment provisions of the Share Unit Plan. Assignment Rights respecting Share Units shall not be transferable or assignable other than by will or the laws of decent and distribution or by shareholder approval. Key Terms Summary The full text of the Share Unit Plan is available under our profile on SEDAR+ (www.sedarplus.ca/home) and on EDGAR (www.sec.gov). A copy of the Amended and Restated Share Unit Plan is attached hereto as Appendix “B”. All PSUs issued and outstanding under the Share Unit Plan vest on the third anniversary of the date of grant based on the Company’s performance relative to two performance metrics, which are evenly weighted at 50%. 1. The Company’s TSR against a peer group of base metals producers that the Company competes with for investment dollars (the “TSR Peer Group”), as follows: Performance Level Performance Achieved PSU Vesting Maximum TSR at or above 90th percentile 200% Above Target TSR at 75th percentile 150% Target TSR at 50th percentile 100% Below Threshold TSR below 25th percentile 0% Linear interpolation will be applied to determine percentage PSU vesting for TSR performance between the performance achievement levels shown in the table above. 53

The TSR Peer Group is currently comprised of the following 13 companies: Atalaya Mining Plc Hudbay Minerals Inc. Southern Copper Corporation Antofagasta plc Imperial Metals Corporation Taseko Mines Limited Capstone Copper Corp. Lundin Mining Corporation Teck Resources Limited First Quantum Minerals Ltd. MMG Limited Freeport-McMoRan Inc. Sandfire Resources Ltd. 2. The Company's ROIC, as follows: Performance Level Performance Achieved PSU Vesting Maximum ROIC at or above 12% 200% Above Target ROIC at 10% 150% Target ROIC at 8% 100% Below Threshold ROIC below 5% 0% Linear interpolation will be applied to determine percentage PSU vesting for ROIC performance between the performance achievement levels shown in the table above. All RSUs issued and outstanding under the Share Unit Plan vest on a one-third basis per annum, with the first tranche vesting on the first anniversary of the grant date. The Compensation Committee is responsible for administering and interpreting the Company’s equity-based compensation arrangements and the policies respecting the grant of Options or Share Units, whether PSUs or RSUs, or the sale or issuance, as applicable, of Shares thereunder, as well as reviewing and awarding grants of Options and Share Units, whether PSUs or RSUs, and the terms thereof. Awards of Options under the Stock Option Plan and Share Units, whether PSUs or RSUs, under the Share Unit Plan are subject to certain limitations set out in each plan as well as the approval of the Compensation Committee. Such awards are generally based on the executive officer’s total target compensation relative to their peers and their level within the organization. Options and Share Units are not granted to reward past performance, but rather as forward-looking incentives. As such, previous grants of Options or Share Units, as applicable, are not taken into account when considering additional grants of Options or Share Units, as applicable. Benefits We make an array of quality group benefits available to address our employees' health and other needs, and those of their dependents. We consider these benefits necessary to be competitive in the current market. 54

Perks We do not provide perquisites (perks) such as club memberships, use of private aircraft or car allowances to our executives. Financial Assistance We do not provide financial assistance to directors, officers or employees to help them purchase Shares or exercise Options granted under the Stock Option Plan. Managing Compensation Risk As part of its annual review of the Company’s compensation policies and practices, including the setting of annual corporate performance objectives, as discussed below, the Compensation Committee considers any risks associated with such policies and practices. In support of the Compensation Committee’s annual review process in 2025, Lane Caputo assisted the committee in assessing the risks inherent in the Company’s executive compensation program, including: • identification of compensation risk mitigation policies and programs the Company employs and to what extent they reflect best practices in compensation governance, • the alignment between executive pay, corporate performance and shareholder experience over the prior several years, and • sensitivity testing on the upper and lower bounds of incentive programs and the resulting executive rewards. The Compensation Committee believes that the executive compensation program of the Company should not raise its risk profile. Accordingly, the Company’s compensation programs include safeguards designed to mitigate compensation risks. The following measures seek to impose appropriate limits to avoid excessive or inappropriate risk-taking or payments: • the Compensation Committee retains an independent advisor to provide an external perspective of marketplace changes and best practices related to executive compensation design, governance and compensation risk management. • the Compensation Committee undertakes an annual review of the Company’s compensation program to ensure competitiveness with a compensation peer group and continued alignment with trends in compensation practices and governance. • the Compensation Committee undertakes an annual review of the Company’s APIs, long- term equity-based incentives, and corresponding performance objectives to ensure continued relevance and applicability to the Company’s then current stage of development and business strategy. • compensation paid to the Company’s executive officers is spread between short-term incentives and long-term incentives to mitigate the risk of too much emphasis on short- term goals at the expense of long-term sustainable performance. • API payments are capped at a maximum level of 150% of target in the case of all executive officers of the Company, other than the Executive Chairman and the President 55 and CEO are capped at a maximum level of 200% of target to ensure preservation of capital and to provide upper payout boundaries. • the Compensation Committee and the Board retain discretion to adjust performance objectives during the year to ensure they remain aligned with the evolving priorities of the Company in light of developments during the year. Discretion may also be exercised to increase or decrease payout levels based on a holistic assessment of the Company’s performance, ensuring appropriate pay-for-performance alignment and providing the flexibility to make reasonable exceptions when necessary. • a Share Ownership Policy has been adopted, which sets Share ownership targets for the c-suite and executive vice president ("EVP") level executives and non-executive directors of the Company to further align their interests more closely with the shareholders of the Company. See “Share Ownership Policy” below for the guidelines and current share ownership levels. • an Incentive Compensation Clawback Policy has been adopted, which applies to all performance-based compensation awards issued to any executive at the Vice-President level or above (including each NEO) and any other officer or any other person who performs a significant policy-making function for the Company or who is in charge of a principal business unit, division, or function, whether currently or previously employed by the Company or any of its subsidiary companies. For the purposes of this policy, performance-based compensation includes all compensation, in any form, including cash or equity-based (such as PSUs), whether vested or unvested, that is granted, earned or vested, based wholly or in part upon the attainment of any financial reporting measure. See “Incentive Compensation Clawback Policy” below. • no NEO or director, among others, is permitted to purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Company. The Compensation Committee is satisfied that the current compensation policies and practices, combined with the enterprise risk management of the Company, offer a balanced combination that promotes adequate risk-taking with appropriate and reasonable compensation incentives. Compensation Committee Decisions Relating to 2026 Compensation Peer group constituents are reviewed at least annually to ensure their continued relevance. To improve our positioning and alignment relative to our peer group and to ensure the size and stability of the group, Lane Caputo was given the mandate to review the peer group against which Ero’s executive compensation program is benchmarked. To benchmark the competitiveness of the compensation program for the Company’s executive officers for the financial year ending December 31, 2026, the Compensation Committee, in consultation with Lane Caputo, have utilized the following peer group of 14 comparators (the “2026 Compensation Peer Group”): 56

Capstone Mining Corp.	Equinox Gold Corp.	Sandfire Resources Ltd.
Centerra Gold Inc.	Fortuna Mining Corp.	SSR Mining Inc.
Coeur Mining Inc.	Hecla Mining Company	Taseko Mines Ltd.
DPM Metals Inc.	Hudbay Minerals Inc.	Torex Gold Resources Inc.
Eldorado Gold Corp.	New Gold Inc.	

The 2026 Compensation Peer Group has also been used to benchmark the Company's non-executive director compensation practices for the financial year ending December 31, 2026.

The following table sets out the base salary of each NEO for the financial year ending December 31, 2026:

Name	Position(s) and Office(s) with Ero	2026 Annual Base Salary (US$)
David Strang	Executive Chairman Director	640,000
Makko DeFilippo	President & CEO Director	750,000
Gelson Batista	EVP and COO	506,850
Wayne Drier	EVP and CFO	442,000
Courtney Lynn	EVP, External Affairs and Strategy	364,234

For 2026, the Company is targeting the following mix of pay elements for the President and CEO, Executive Chairman and other NEOs:


Executive Chair Pay Mix (Target)
Fixed Pay 25%
25%
50%
25%
Pay-at-Risk 75%
CEO Pay Mix (Target)
Fixed Pay 25%
25%
50%
25%
Pay-at-Risk 75%
Average NEO Pay Mix (Target)
Fixed Pay 30%
30%
45%
24%
Pay-at-Risk 70%
Base Salary (Fixed Pay)
Annual Performance Incentive
Long-Term Equity-Based Incentives

The Compensation Committee has established 2026 corporate performance measures for each executive officer, including safety; environmental stewardship; risk management; copper division operating performance; gold division operating performance; financial measures (unlevered free cash flow and YE net debt/EBITDA); and, strategic initiatives relating to the

57

advancement of the Company's growth strategy, including the advancement of the Furnas Project and the Pilar Deepening Project as well as optimization and exploration initiatives at the Company's operations. The weighting assigned to each measure varies with each executive officer, depending on his or her position and level in the organization. Share Ownership Policy The Board has adopted a Share Ownership Policy, which sets Share ownership targets for the c-suite and EVP level executives and non-executive directors of the Company to further align their interests more closely with the shareholders of the Company. The Executive Chairman and the President and CEO of the Company are each required to beneficially own, control or direct, directly or indirectly, at least three times their annual base salary in Shares and/or RSUs within five years of their appointment. The EVP and CFO and the EVP and COO of the Company and all future c-suite level executive of the Company are each required to beneficially own, control or direct, directly or indirectly, at least two times their annual base salary in Shares and/or RSUs within five years of their appointment. The EVP, External Affairs and Strategy, the EVP, General Counsel and Corporate Secretary and the EVP, Brazil of the Company and all future EVP level executives of the Company are each required to beneficially own, control or direct, directly or indirectly, at least one times their annual base salary in Shares and/or RSUs within five years of their appointment. Each non-executive director of the Company is required to beneficially own, control or direct, directly or indirectly, at least three times their annual base retainer fee in Shares, DSUs and/or RSUs within five years of their appointment. To measure compliance, Share and RSUs held by each c-suite and EVP level executive officer and Shares, DSUs and RSUs held by each non-executive director are valued at the greater of their acquisition cost or grant date value, as the case may be, and current market value. As at the date of this Circular, each NEO, other than Gelson Batista (joined Ero as SVP, Operations on September 12, 2024 and promoted to Chief Operating Officer on January 1, 2025), has achieved their respective Share ownership target. Mr. Batista has achieved approximately 75% of his Share ownership target, and must achieve at least two times his annual base salary in Shares and/or RSUs by December 31, 2029. As at the date of this Circular, each non-executive director has achieved their respective Share ownership target. Incentive Compensation Clawback Policy The Board has adopted an Incentive Compensation Clawback Policy, which applies to all performance-based compensation awards issued to any executive at the Vice-President level or above and any other officer or any other person who performs a significant policy-making function for the Company or who is in charge of a principal business unit, division, or function, whether currently or previously employed by the Company or any of its subsidiary companies. The policy providing for the full or partial forfeiture and recoupment of performance-based compensation awarded and outstanding or paid to any such person subsequent to any required accounting restatement due to material non-compliance of the Company with any financial 58 reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements of the Company that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period, the result of which is that any performance-based compensation provided to any such person would have been a lower amount had it been calculated based on such restated results. For the purposes of this policy, performance-based compensation includes all compensation, in any form, including cash or equity-based, whether vested or unvested, that is granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure. Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial measures (including non-GAAP measures, stock price and total shareholder return). Performance Graph Total cumulative shareholder return represents the overall financial benefit generated for shareholders (change in share price + dividends received) and is considered an effective measure of how the market evaluates the overall performance of a company over a specific period of time. The graph below shows the total cumulative shareholder return of $100 invested in our Shares on January 1, 2021 compared to $100 invested in the S&P/TSX Composite Index and the Company's TSR Peer Group, assuming reinvestment of dividends. 59

Over the past five years, Ero Copper’s share price has exhibited greater volatility than the Canadian market, as represented by the S&P/TSX Composite Index, reflecting periods of both outperformance and underperformance. While the Company’s share price has underperformed its TSR Peer Group in the short term, it has generated cumulative shareholder returns of approximately 717% since its initial public offering in 2017, outperforming the same peer group by approximately 3x (~280% higher) over that period. This performance reflects the Company’s execution of its strategic objectives and continued focus on disciplined growth and operational performance. As illustrated above, changes in the Company’s share price have been reflected in the level of reported CEO compensation over the period. Years of stronger share price performance have generally corresponded with higher reported compensation, while periods of share price decline have resulted in lower reported compensation. This reflects the Company’s emphasis on variable, or ‘at-risk’ compensation, and reinforces the alignment between pay outcomes and shareholder experience. Since January 1, 2021, shareholders have experienced a total return of approximately 96%, while reported CEO compensation has increased by less than 12% since 2021. Realized and currently-realizable compensation, however, is 13% below reported compensation over the same time period. While share price has increased by 96% since 2021, the Company’s total return to shareholders has lagged its performance peer group and given that a significant portion of the CEO’s compensation is delivered via performance-contingent PSUs (which in addition to Return on Invested Capital, also track relative Total Shareholder Return (TSR)), the TSR-linked portion of the PSUs have paid out below target: • 14% (2020 award, vested in 2023); • 0% (2021 award, vested in 2024); and • 50% (2022 award, vested in 2025). The outcomes outlined above demonstrate that realized pay varies meaningfully in parallel with relative shareholder returns and reinforce the pay-for-performance structure of the Company’s executive compensation program. 60

Compensation Table

The following table contains information about the compensation awarded to, earned by, paid to, or payable to, individuals who were Named Executive Officers as at the end of the financial year ended December 31, 2025, 2024 and 2023.

Name and Principal Position	Year	Salary (US$)	Share-based Awards (US$)	Option-based Awards (US$)[1]	Non-equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)[3]	Total Compensation (US$)
					Annual Incentive Plans (US$)[2]	Long-term Incentive Plans			
David Strang[4] *Executive Chairman*	2025	640,000	640,394[5] 320,197[6]	347,332[7]	563,200	N/A	N/A	1,010	2,512,132
	2024	640,000	640,952[5] 320,483[6]	322,824[8]	416,000	N/A	N/A	1,671	2,341,931
	2023	640,000	860,420[5] 430,203[6]	529,545[9]	640,000	N/A	N/A	1,742	3,101,910
Makko DeFilippo[4] *President and CEO*	2025	575,000	825,495[5] 412,735[6]	447,730[7]	506,000	N/A	N/A	856	2,767,816
	2024	475,000	719,828[5] 359,907[6]	362,542[8]	231,563	N/A	N/A	306	2,149,145
	2023	455,582[10]	296,250[11] 578,750[12] 354,283[5] 177,142[6]	218,046[9]	356,250	N/A	N/A	306	2,436,609
Gelson Batista *EVP and COO*	2025	465,000	380,373[5] 430,328[6]	206,304[7]	306,900	N/A	N/A	1,557	1,790,462
	2024	137,200[13]	299,929[14] 149,965[15] 325,992[5] 162,996[6]	161,347[16] 164,184[8]	66,113	N/A	N/A	381	1,468,107
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

61

Name and Principal Position	Year	Salary (US$)	Share-based Awards (US$)	Option-based Awards (US$)[1]	Non-equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)[3]	Total Compensation (US$)
					Annual Incentive Plans (US$)[2]	Long-term Incentive Plans			
Wayne Drier *EVP and CFO*	2025	425,000	331,692[5] 165,859[6]	179,909[7]	280,500	N/A	N/A	1,577	1,384,537
	2024	397,850	319,224[5] 159,612[6]	160,779[8]	193,952	N/A	N/A	6,305	1,237,721
	2023	397,850	354,283[5] 177,142[6]	218,046[9]	298,388	N/A	N/A	7,959	1,453,693
Courtney Lynn *EVP, External Affairs and Strategy*	2025	355,350	273,341[5] 136,670[6]	148,252[7]	234,531	N/A	N/A	1845	1,149,989
	2024	345,000	249,123[5] 124,554[6]	125,470[8]	168,188	N/A	N/A	306	1,012,642
	2023	322,400	303,679[5] 151,840[6]	186,896[9]	241,800	N/A	N/A	306	1,206,921

Notes:

(1) Represents the total grant date fair value of the Options granted and may not represent the amounts the recipient will actually realize from the award. The fair value of the Options has been estimated at the date of grant in accordance with IFRS accounting requirements using a Black-Scholes option pricing model and was determined based on various assumptions including share price volatility on the grant date taking into account the expected life of the Options, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date. Please see the notes below for the assumptions used for each grant of Options.

(2) Represents cash bonuses (API) awarded for individual performance and corporate achievements. Amount has been included in the year that the cash bonus was earned despite being paid in the following year.

(3) Represents life, and accidental death and dismemberment (AD&D) insurance premiums paid by the Company.

(4) Messrs. DeFilippo and Strang do not receive compensation for their services as directors of the Company.

(5) Represents the total grant date fair value of the PSUs granted and may not represent the amounts the recipient will actually realize from the award. On December 10, 2025, the Board approved the issuance of an aggregate of 187,052 PSUs under the Share Unit Plan based on a grant date fair value of $34.58 per Share (US$24.99 per Share based on the daily exchange rate reported by the Bank of Canada on December 10, 2025 of US$0.7228 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On December 11, 2024, the Board approved the issuance of an aggregate of 334,486 PSUs under the Share Unit Plan based on a grant date fair value of $20.73 per Share (US$14.65 per Share based on the daily exchange rate reported by the Bank of Canada on December 11, 2024 of US$0.7065 = $1.00) which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On December 13, 2023, the Board approved the issuance of an aggregate of 398,533 PSUs under the Share Unit Plan based on a grant date fair value of $18.04 per Share (US$13.43 per Share based on the daily exchange rate reported by the Bank of Canada on December 13, 2023 of US$0.7374 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of the PSUs as presented will differ from the compensation expense included for these grants in the Company's financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant's vesting terms.

(6) Represents the grant date fair value of the RSUs granted and may not represent the amounts the recipient will actually realize from the award. On December 10, 2025, the Board approved the issuance of an aggregate of 103,134 RSUs under the Share Unit Plan based on a grant date fair value of $34.58 per Share (US$24.99 per Share based on the daily exchange rate reported by the Bank of Canada on December 10, 2025 of US$0.7228 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On December 11, 2024, the Board approved the issuance of an aggregate of 152,251 RSUs under the Share Unit Plan based on a grant date fair value of $20.73 per Share (US$14.65 per Share based on the daily exchange rate reported by the Bank of Canada on December 11, 2024 of US$0.7065 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On December 13, 2023, the Board approved the issuance of an aggregate of 178,537 RSUs under the Share Unit Plan based on a grant date fair value of $18.04 per Share (US$13.43 per Share based on the daily exchange rate reported by the Bank of Canada on December 13, 2023 of US$0.7374 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of the RSUs as presented will differ from the compensation expense included for these grants in the Company's financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant's vesting terms.

(7) On December 10, 2025, the NEO was granted Options at an exercise price of $34.58 per Share (US$24.99 per Share based on the daily exchange rate reported by the Bank of Canada on December 10, 2025 of US$0.7228 = $1.00), expiring on December 10, 2030. These Options have a grant date fair value of $13.58 each (US$9.82 per Share based on the daily exchange rate reported by the Bank of Canada on December 10, 2025 of US$0.7228 = $1.00) based on the following assumptions: risk-free interest rate of 2.70%; dividend yield of 0%; a forfeiture rate of 2.06%; volatility factor of 50.22%; and, expected life of 3.50 years.

(8) On December 11, 2024, the NEO was granted Options at an exercise price of $20.73 per Share (US$14.65 per Share based on the daily exchange rate reported by the Bank of Canada on December 11, 2024 of US$0.7065 = $1.00), expiring on December 11, 2029. These Options have grant date fair values of $8.23 each (US$5.48 per Share based on the daily exchange rate reported by the Bank of Canada on December 11, 2024 of US$0.7065 = $1.00) based on the following assumptions: risk-free interest rate of 2.88%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 50.93%; and, expected life of 3.5 years.

(9) On December 13, 2023, the NEO was granted Options at an exercise price of $18.04 per Share (US$13.30 per Share based on the daily exchange rate reported by the Bank of Canada on December 13, 2023 of US$0.7374 = $1.00), expiring on December 13, 2028. These Options have grant date fair values of $8.50 each (US$6.27 per Share based on the daily exchange rate reported by the Bank of Canada on December 13, 2023 of US$0.7374 = $1.00) based on the following assumptions: risk-free interest of 4.01%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 53.83%; and, expected life of 3 years.

(10) On May 8, 2023, Mr. DeFilippo was promoted from President to President and COO and his base salary was increased from $419,750 to $475,000.

(11) Represents the total grant date fair value of the PSUs granted and may not represent the amounts the recipient will actually realize from the award. On November 16, 2023, Mr. DeFilippo was granted 25,000 PSUs under the Share Unit Plan in connection with his May 8, 2023 promotion to President & COO (vesting linked to the successful commissioning of the Tucumã Project within a prescribed timeframe) and based on a grant date fair value of $16.30 per Share (US$11.85 per Share based

62

on the daily exchange rate reported by the Bank of Canada on November 16, 2023 of US$0.7273 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of the PSUs as presented will differ from the compensation expense included for these grants in the Company's financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant's vesting terms.

(12) Represents the grant date fair value of the RSUs granted and may not represent the amounts the recipient will actually realize from the award. On August 3, 2023, Mr. DeFilippo was granted 25,000 RSUs under the Share Unit Plan in connection with his May 8, 2023 promotion to President and COO (one-third of the RSUs vest on an annual basis following the date of promotion, with the first tranche vesting on May 8, 2024) and based on a grant date fair value of $30.91 per Share (US$23.15 per Share based on the daily exchange rate reported by the Bank of Canada on August 3, 2023 of US$0.7490 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of the RSUs as presented will differ from the compensation expense included for these grants in the Company's financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant's vesting terms.

(13) Mr. Batista's employment with the Company commenced on September 12, 2024 at a base salary of US$450,000 per annum.

(14) Represents the total grant date fair value of the PSUs granted and may not represent the amounts the recipient will actually realize from the award. On September 12, 2024, Mr. Batista was granted 16,082 PSUs under the Share Unit Plan and based on a grant date fair value of $25.35 per Share (US$18.65 per Share based on the daily exchange rate reported by the Bank of Canada on September 12, 2024 of US$0.7358 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of the PSUs as presented will differ from the compensation expense included for these grants in the Company's financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant's vesting terms.

(15) Represents the grant date fair value of the RSUs granted and may not represent the amounts the recipient will actually realize from the award. On September 12, 2024, Mr. Batista was granted 8,041 RSUs under the Share Unit Plan and based on a grant date fair value of $25.35 per Share (US$18.65 per Share based on the daily exchange rate reported by the Bank of Canada on September 12, 2024 of US$0.7358 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of the RSUs as presented will differ from the compensation expense included for these grants in the Company's financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant's vesting terms.

(16) On September 12, 2024, Mr. Batista was granted Options at an exercise price of $25.35 per Share (US$18.65 per Share based on the daily exchange rate reported by the Bank of Canada on September 12, 2024 of US$0.7358 = $1.00), expiring on September 12, 2029. These Options have grant date fair values of $10.11 each (US$7.44 per Share based on the daily exchange rate reported by the Bank of Canada on September 12, 2024 of US$0.7358 = $1.00) based on the following assumptions: risk-free interest rate of 2.85%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 51.14%; and, expected life of 3.5 years.

Significant terms of each NEOs employment agreement are set out below under the heading, "*Termination and Change of Control Benefits*".

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all Share-based awards and Option-based awards outstanding for each NEO as at December 31, 2025.

	Option-Based Awards				Share-Based Awards		
Name	Number of Securities Underlying Unexercised Options (#)[1]	Option Exercise Price (US$)[2]	Option Expiration Date	Value of Unexercised In-the-Money Options (US$)[3]	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$)[4]	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
David Strang	34,128[5]	13.64[6]	December 15, 2026	501,482	133,444[7]	3,780,518	Nil
	57,720[8]	13.29[9]	December 14, 2027	868,360			
	84,457[10]	13.16[11]	December 13, 2028	1,281,076			
	58,871[13]	15.12[14]	December 11, 2029	777,436	38,076[12]	1,078,707	Nil
	35,384[15]	25.23[16]	December 10, 2030	109,719			
Makko DeFilippo	13,961[5]	13.64[6]	December 15, 2026	205,145	108,548[7]	3,075,205	Nil
	24,050[8]	13.29[9]	December 14, 2027	361,817			
	34,776[10]	13.16[11]	December 13, 2028	527,496			
	66,114[13]	15.12[14]	December 11, 2029	873,086	45,625[12]	1,292,573	Nil
	45,612[15]	25.23[16]	December 10, 2030	141,434			

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Name	Option-Based Awards				Share-Based Awards		
	Number of Securities Underlying Unexercised Options (#)[1]	Option Exercise Price (US$)[2]	Option Expiration Date	Value of Unexercised In-the-Money Options (US$)[3]	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$)[4]	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Gelson Batista	14,466[17]	18.50[18]	September 12, 2029	142,273	53,555[7]	1,517,233	Nil
	19,961[13]	15.12[14]	December 11, 2029	263,600	29,999[12]	849,883	Nil
	21,017[15]	25.23[16]	December 10, 2030	65,170			
Wayne Drier	7,215[8]	13.29[9]	December 14, 2027	108,545	61,443[7]	1,740,703	Nil
	34,776[10]	13.16[11]	December 13, 2028	527,496			
	29,320[13]	15.12[14]	December 11, 2029	387,193	18,299[12]	518,417	Nil
	18,328[15]	25.23[16]	December 10, 2030	56,831			
Courtney Lynn	4,810[8]	13.29[9]	December 14, 2027	72,363	50,555[7]	1,432,242	Nil
	19,872[10]	13.16[11]	December 13, 2028	301,426			
	22,881[13]	15.12[14]	December 11, 2029	302,161	14,907[12]	422,321	Nil
	15,103[15]	25.23[16]	December 10, 2030	46,831			

Note:

(1) Class of securities underlying all Options is Shares. All Options granted to the NEOs are governed by the Stock Option Plan.

(2) Exercise price for the Options is equivalent to the "Fair Market Value", as defined in the Stock Option Plan or the "Market Price" as defined in the TSX Company Manual, which currently means the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date.

(3) The figures shown in this column are calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 31, 2025, being the last trading day of the year ($38.83 or US$28.33 based on the daily exchange rate reported by the Bank of Canada on December 31, 2025 of US$0.7296 = $1.00). The figures shown in this column do not represent the actual value the individual NEO would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.

(4) Based on the closing price of the Shares on the TSX on December 31, 2025, being the last trading day of the year ($38.83 or US$28.33 based on the daily exchange rate reported by the Bank of Canada on December 31, 2025 of US$0.7296 = $1.00) multiplied by the number of notional Shares underlying the PSUs, assuming a payout multiple of 1.0, or the RSUs, as applicable. See "*Elements of Executive Compensation – Options and Share Based Awards*" above. The figures shown in this column do not represent the actual value the individual NEO would receive. The actual value, if any, on settlement will depend on the value of the Shares on the date of settlement.

(5) One-third of the Options vest on an annual basis, with the first tranche vesting on December 15, 2022.

(6) These Options were granted in Canadian dollars (exercise price of $18.69) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2025 of US$0.7296 = $1.00.

(7) Represents the aggregate number of unvested PSUs held by the NEO as at December 31, 2025. Class of securities underlying all PSUs is Shares. All PSUs granted to the NEOs are governed by the Share Unit Plan.

(8) One-third of the Options vest on an annual basis, with the first tranche vesting on December 14, 2023.

(9) These Options were granted in Canadian dollars (exercise price of $18.21) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2025 of US$0.7296 = $1.00.

(10) One-third of the Options vest on an annual basis, with the first tranche vesting on December 13, 2024.

(11) These Options were granted in Canadian dollars (exercise price of $18.04) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2025 of US$0.7296 = $1.00.

(12) Represents the aggregate number of unvested RSUs held by the NEO as at December 31, 2025. Class of securities underlying all RSUs is Shares. All RSUs granted to the NEOs are governed by the Share Unit Plan.

(13) One-third of the Options vest on an annual basis, with the first tranche vesting on December 11, 2025.

(14) These Options were granted in Canadian dollars (exercise price of $20.73) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2025 of US$0.7296 = $1.00.

(15) One-third of the Options vest on an annual basis, with the first tranche vesting on December 10, 2026.

(16) These Options were granted in Canadian dollars (exercise price of $34.58) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2025 of US$0.7296 = $1.00.

(17) One-third of the Options vest on an annual basis, with the first tranche vesting on September 12, 2025.

(18) These Options were granted in Canadian dollars (exercise price of $25.35) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2025 of US$0.7296 = $1.00.

64

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of incentive plan awards vested or earned by each NEO during the financial year ended December 31, 2025.

Name	Option-based awards – Value vested during the year (US$)[1]	Share-based awards – Value vested during the year (US$)[2]	Non-equity incentive plan compensation – Value earned during the year (US$)[3]
David Strang	783,255[4]	1,471,822	563,200
Makko DeFilippo	475,851[5]	1,069,720	506,000
Gelson Batista	108,827[6]	92,679	306,900
Wayne Drier	332,533[7]	584,095	280,500
Courtney Lynn	260,444[8]	420,656	234,531

Note:

(1) Aggregate dollar value that would have been realized if the in-the-money Options had been exercised on their vesting date. The figures shown in this column do not represent the actual value the individual NEO would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.

(2) In the case of Messrs. Strang, DeFilippo, and Drier and Ms. Lynn, this figure represents the aggregate dollar value of the PSUs (granted on December 14, 2022) and RSUs (one-third of the RSUs granted on December 14, 2022, December 13, 2023 and December 11, 2024) vested during the financial year ended December 31, 2025, based on the reported share price on December 10, 2025 ($34.58 or US$24.99 based on the daily exchange rate reported by the Bank of Canada on December 10, 2025 of US$0.7228 = $1.00), being the settlement date, multiplied by the number of Shares underlying the PSUs and RSUs. PSUs vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. Regarding the PSUs granted to each NEO on December 14, 2022, 75% vested on December 10, 2025 at a share price of $34.58 based on the Company's ROIC performance over the three-year period at the target performance level (i.e. ROIC at 8%, with a payout of 100%) and TSR performance over the same period being below the target performance relative to the TSR Peer Group (i.e. TSR below the 65th percentile, with a payout of 50%). In the case of Mr. DeFilippo, the figure also includes the dollar value of the following share units granted in 2023 in connection with his May 8, 2023 promotion to President and COO that vested during the financial year ended December 31, 2025: (i) fifty percent of the PSUs granted on November 16, 2023, based on the reported share price on July 2, 2025 ($23.71 or US$17.41 based on the daily exchange rate reported by the Bank of Canada on July 2, 2025 of US$0.7341 = $1.00); and (ii) one-third of the RSUs granted on August 3, 2023, based on the reported share price on May 8, 2025 ($18.61 or US$13.38 based on the daily exchange rate reported by the Bank of Canada on May 8, 2025 of US$0.7191 = $1.00), being the respective settlement date, multiplied by the number of Shares underlying the PSUs and RSUs. In the case of Mr. Batista, the figure represents the dollar value of one-third of the RSUs granted on September 12, 2024 in connection with his employment start date, which vested during the financial year ended December 31, 2025, based on the reported share price on September 12, 2025 ($23.40 or US$16.90 based on the daily exchange rate reported by the Bank of Canada on September 12, 2025 of US$0.7221 = $1.00), being the settlement date, multiplied by the number of Shares underlying the RSUs. See "*Elements of Executive Compensation – Options and Share Based Awards*" above.

(3) Represents cash bonuses (API) awarded for individual performance and corporate achievements during 2025.

(4) 19,623 Options vested on December 11, 2025 at an exercise price of $20.73 per Share, 28,152 Options vested on December 13, 2024 at an exercise price of $18.04 per Share and 19,240 Options vested on December 14, 2025 at an exercise price of $18.21 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 11, 2025 ($35.75) and December 15, 2025 ($34.65), being the first trading day after December 13, 2025 and December 14, 2025, which were not business days. This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 11, 2025 of US$0.7260 = $1.00 and December 15, 2025 of US$0.7262 = $1.00, respectively.

(5) 22,038 Options vested on December 11, 2025 at an exercise price of $20.73 per Share, 11,592 Options vested on December 13, 2024 at an exercise price of $18.04 per Share and 8,017 Options vested on December 14, 2025 at an exercise price of $18.21 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 11, 2025 ($35.75) and December 15, 2025 ($34.65), being the first trading day after December 13, 2025 and December 14, 2025, which were not business days. This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 11, 2025 of US$0.7260 = $1.00 and December 15, 2025 of US$0.7262 = $1.00, respectively.

(6) 9,980 Options vested on December 11, 2025 at an exercise price of $20.73 per Share and 7,232 Options vested on September 12, 2025 at an exercise price of $25.35 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 11, 2025 ($35.75) and September 12, 2025 ($23.40). This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 11, 2025 of US$0.7260 = $1.00 and September 12, 2025 of US$0.7221 = $1.00, respectively.

(7) 9,773 Options vested on December 11, 2025 at an exercise price of $20.73 per Share, 11,592 Options vested on December 13, 2024 at an exercise price of $18.04 per Share and 7,215 Options vested on December 14, 2025 at an exercise price of $18.21 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 11, 2025 ($35.75) and December 15, 2025 ($34.65), being the first trading day after December 13, 2025 and December 14, 2025, which were not business days. This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 11, 2025 of US$0.7260 = $1.00 and December 15, 2025 of US$0.7262 = $1.00, respectively.

(8) 17,627 Options vested on December 11, 2025 at an exercise price of $20.73 per Share, 9,936 Options vested on December 13, 2024 at an exercise price of $18.04 per Share and 4,810 Options vested on December 14, 2025 at an exercise price of $18.21 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 11, 2025 ($35.75) and December 15, 2025 ($34.65), being the first trading day after December 13, 2025 and December 14, 2025, which were not business days. This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 11, 2025 of US$0.7260 = $1.00 and December 15, 2025 of US$0.7262 = $1.00, respectively.

65

Pension Plan Benefits The Company does not have a defined benefit or a defined contribution pension plan. Deferred Compensation Plans The Company does not have a deferred compensation plan for its employees. Termination and Change of Control Benefits Each NEO is currently engaged under an employment agreement that provides for, among other things, a base salary (may be adjusted annually by the Board on the recommendation of the Compensation Committee), API and equity-based compensation awards (as determined by the Board on the recommendation of the Compensation Committee), vacation time and extended benefits. Under the terms of each NEO’s employment agreement, their employment may be terminated as a result of (i) a “Change of Control”; (ii) termination without cause; (iii) termination for cause; (iv) retirement; (v) disability; and (iv) death. A Change of Control, in general, occurs when the Company sells, transfers or otherwise disposes of all or substantially all (90% or more) of its assets, or any person or group of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding either acquire 50% or more of the outstanding Shares or sufficient Shares to replace the majority of the Board. The Company’s obligation to compensate a NEO for a Change of Control will be triggered if both of the following events occur: • there is a Change of Control of Ero; and • the NEO is terminated without cause or resigns for “Good Reason” within 12 months of the Change of Control. A NEO may resign for “Good Reason” within 12 months of a Change of Control, if the Company (i) reduces the NEO’s salary (except in certain limited circumstances); (ii) materially reduces the NEO’s duties, responsibilities, authority or status without the consent of the NEO; (iii) breaches or fails to observe any material provision of the NEO’s employment agreement; or (iv) takes any action that would be considered to amount to constructive dismissal by a court of competent jurisdiction. Each NEO’s employment agreement also contains non-solicitation, non-competition, confidentiality and notice of resignation provisions which will apply on a termination of employment. Non-competition and non-solicitation restrictions apply for a period of one year from the date the executive’s employment ceases, and the confidentiality provisions apply, subject to certain exceptions, for an indefinite period of time following the termination of employment of an executive. A NEO may terminate their employment by giving not less than 120 days (in the case of the Executive Chairman and the President and CEO) or 60 days (in the case of all other NEOs) written notice of resignation. 66

The following table summarizes the compensation that would be payable to each NEO should their employment be terminated. Termination Subsequent to Change of Control or Resignation for Good Reason within 12 Months of a Change in Control Payment equal to 24 months’ salary Lump sum payment equal to two times (2x) the most recent 3-year’s average bonus paid (in the case of the Executive Chairman and each C-suite and EVP level officer) and one times (1x) the most recent 3-year's average bonus paid (in the case of each SVP and VP level officer) All unvested Options and Share Units vest immediately All vested Option are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is 90 days after the termination date All unvested Share Units to be redeemed within 30 days after the termination date. In the event that Share Units are subject to satisfaction of any performance conditions, the Compensation Committee shall consider the extent of satisfaction of such performance conditions in determining the number of Share Units to be redeemed Extension of executive benefits for 12 months following termination (to the extent permitted by the applicable benefit plan) Termination without Cause Payment equal to 12 months’ salary + 1 month of salary per year of service to an aggregate maximum of 24 months’ salary (pro- rated for partial years) Lump sum payment equal to one times (1x) the most recent 3-year's average bonus paid All unvested Options or Share Units expire on the termination date All vested Option are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is 60 days after the termination date All vested Share Units to be redeemed on the termination date Extension of executive benefits for 12 months following termination (to the extent permitted by the applicable benefit plan) Termination for Cause None None All Options and Share Units expire on the termination date None Voluntary Resignation None None All unvested Options or Share Units expire on the termination date All vested Options are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is 60 days after the termination date All vested Share Units to be redeemed on the termination date None Termination Type Severance Bonus Share Awards Benefits 67

Termination Type	Severance	Bonus	Share Awards	Benefits
Retirement	None	None	Options will continue to vest in normal course and vested Options are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is one (1) year after the termination date All unvested Share Units expire on the termination date. All vested Share Units to be redeemed on the termination date	None
Disability	None	None	Options will continue to vest in normal course and vested Options are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is one (1) year after the termination date All unvested Share Units expire on the termination date. All vested Share Units to be redeemed on the termination date	None
Death	None	None	All outstanding Options will vest immediately and are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is one (1) year after the termination date All unvested Share Units expire on the termination date. All vested Share Units to be redeemed on the termination date	None

Estimated Incremental Payments on Termination

The following table sets forth the estimated incremental payments, payable and benefits that would be due to the NEOs under various termination scenarios, assuming a termination date of December 31, 2025.

	David Strang	Makko DeFilippo	Gelson Batista	Wayne Drier	Courtney Lynn
Change of Control with Termination					
Severance Base Payment (US$)[(1)]	1,280,000	1,280,000	900,000	850,000	710,700
Severance Bonus Payment (US$)	1,079,466	1,079,466	373,014	515,226	429,680
Stock Options (US$)[(2)]	1,055,054	1,055,054	471,043	490,796	398,985
Share Units (US$)					
PSUs[(3)]	3,054,524	3,054,524	1,086,016	1,364,674	1,122,364
RSUs[(4)]	1,078,707	1,078,707	849,883	518,417	422,321

68

	David Strang	Makko DeFilippo	Gelson Batista	Wayne Drier	Courtney Lynn
Benefits (US$)	3,881	3,881	9,150	3,881	5,105
Total	**7,551,631**	**7,551,631**	**3,689,106**	**3,742,994**	**3,089,155**
Termination without Cause					
Severance Base Payment (US$)[5]	1,120,146	1,120,146	498,801	738,122	497,977
Severance Bonus Payment (US$)	539,733	539,733	186,507	257,613	214,840
Stock Options (US$)	Nil	Nil	Nil	Nil	Nil
Share Units (US$)	Nil	Nil	Nil	Nil	Nil
Benefits (US$)	3,881	3,881	9,150	3,881	5,105
Total	**1,663,760**	**1,663,760**	**694,458**	**999,616**	**717,921**
Other Termination					
Termination for Cause (US$)	Nil	Nil	Nil	Nil	Nil
Resignation (US$)	Nil	Nil	Nil	Nil	Nil
Retirement (US$)	Nil	Nil	Nil	Nil	Nil
Disability (US$)	Nil	Nil	Nil	Nil	Nil
Death (US$)[6]	1,055,054	899,323	471,043	490,796	398,985

Note:

(1) Represents the severance base payment, which is equal to 24 months' salary.

(2) Represents the value of unvested in-the-money Options as at December 31, 2025. All unvested Options will vest immediately upon a Change of Control with termination. The figures are calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 31, 2025, being the last trading day of the year ($38.83 or US$28.33 based on the daily exchange rate reported by the Bank of Canada on December 31, 2025 of US$0.7296= $1.00).

(3) Represents the value of PSUs outstanding as at December 31, 2025 other than the PSUs granted to NEOs on December 10, 2025 as none of the performance conditions would be satisfied by December 31, 2025. The figures in this row assume that upon a Change of Control with termination, the Board would consider that 100% of the PSUs vest on December 31, 2025 (other than the PSUs granted on December 10, 2025), based on the closing price of the Shares on the TSX on December 31, 2025 ($38.83 or US$28.33 based on the daily exchange rate reported by the Bank of Canada on December 31, 2025 of US$0.7296 = $1.00) multiplied by the number of notional Shares underlying the PSUs assuming a payout multiple of 1.0.

(4) All unvested RSUs will vest immediately upon a Change of Control with termination. The figures are calculated based on the closing price of the Shares on the TSX on December 31, 2025 ($38.83 or US$28.33 based on the daily exchange rate reported by the Bank of Canada on December 31, 2025 of US$0.7296 = $1.00) multiplied by the number of notional Shares underlying the RSUs.

(5) Represents the severance base payment, which is equal to 12 months' salary, plus one month of salary per year of service to an aggregate maximum of 24 months' salary (pro-rated for partial years). As the employment of Messrs. DeFilippo, Batista and Drier and Ms. Lynn commenced on February 1, 2017, September 12, 2024, March 1, 2017 and March 9, 2021, respectively, their severance base payment has been pro-rated accordingly.

(6) Represents the value of unvested in-the-money Options as at December 31, 2025. All unvested Options will vest immediately upon death. The figures are calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 31, 2025 ($38.83 or US$28.33 based on the daily exchange rate reported by the Bank of Canada on December 31, 2025 of US$0.7296 = $1.00). No PSUs or RSUs would vest on December 31, 2025.

DIRECTOR COMPENSATION

Compensation of directors has been determined by taking into consideration the size and stage of operation and development of the Company and to achieve the objectives of retaining and attracting skilled, experienced and dedicated directors.

The Compensation Committee reviews our non-executive director compensation on an annual basis and recommends revisions to the compensation paid to our non-executive directors when warranted under the circumstances. In late 2025, Lane Caputo provided a review of market practices regarding non-executive director compensation, including a benchmarking exercise against the same peer group used to benchmark executive compensation, to assist the Compensation Committee in recommending a compensation structure for non-executive directors.

As senior officers and directors of the Company, Messrs. Strang and DeFilippo did not and will not receive compensation for their services as directors, and their compensation information is presented in the section relating to executive compensation above.

69

On December 12, 2019, a DSU Plan was established by the Compensation Committee and the Board to promote a greater alignment of long-term interests between non-executive directors and shareholders of the Company, and to provide a compensation system for non-executive directors that, together with our other compensation mechanisms, is reflective of the responsibility, commitment and risks that accompany Board membership and the performance of the duties required of our directors. DSUs may be awarded by the Compensation Committee from time to time to provide non-executive directors with appropriate equity-based compensation for the services they render to the Company and may be subject to terms and conditions with respect to vesting of such DSUs. In addition, non-executive directors may elect, once a year, to receive a portion or all of their respective annual cash remuneration in the form of DSUs, which will be fully vested upon such grant. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment within a prescribed period after the director’s death, retirement or removal from the Board. Further information regarding the DSU Plan is provided below under the heading “Deferred Share Unit Plan”. For 2025, our non-executive directors were compensated for their services as directors through a combination of an annual retainer fee and annual long-term equity-based compensation in the form of DSUs and Options. Non-executive directors were not compensated based on performance. The 2025 annual retainers were as follows: Lead Director (Base) US$160,000 Other Non-Executive Directors (Base) US$85,000 Audit Committee Chair US$24,000 Compensation Committee Chair US$17,000 Nominating and Corporate Governance Committee Chair US$15,000 Environmental, Health, Safety and Sustainability Chair US$15,000 Retainers are paid quarterly and withholding taxes apply. Pursuant to the DSU Plan, in the event that a non-executive director elects to receive a portion or all of their annual retainer in the form of DSUs, such DSUs are issued quarterly as more particularly set out below under the heading “Deferred Share Unit Plan”. Our directors were also reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attending meetings and otherwise carrying out their duties as directors of the Company. 70

Director Compensation Table

The following table sets forth all amounts of compensation provided to the non-executive directors of the Company during the financial year ended December 31, 2025.

Name	Fees earned (US$)[1]	Share-based awards (US$)	Option-based awards (US$)[2]	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Jill Angevine	54,500	88,065[3] 54,483[4]	19,319[5]	N/A	N/A	Nil	216,367
Lyle Braaten	85,000	88,065[3]	19,319[5]	N/A	N/A	Nil	192,384
Steven Busby	Nil	88,065[3] 84,974[4]	19,319[5]	N/A	N/A	Nil	192,357
Dr. Sally Eyre	87,500	88,065[3] 12,493[4]	19,319[5]	N/A	N/A	Nil	207,376
Robert Getz	102,000	88,065[3]	19,319[5]	N/A	N/A	Nil	209,384
Chantal Gosselin	50,000	88,065[3] 50,010[4]	19,319[5]	N/A	N/A	Nil	207,394
Faheem Tejani	Nil	88,065[3] 84,974[4]	19,319[5]	N/A	N/A	Nil	192,357
John Wright	160,000	88,065[3]	19,319[5]	N/A	N/A	Nil	267,384

Note:

(1) Represents retainer fees earned and paid in cash. Messrs. Braaten, Getz and Wright elected to receive 100% of their 2025 retainer fees in cash. The following directors elected to receive all or portion of their respective 2025 retainer fees in the form of DSUs, which are included in the Share-based awards column and more particularly described in footnote (4) below: (i) Ms. Eyre elected to receive 50% of her retainer fees earned in the first quarter of 2025 in the form of DSUs; (ii) Mmes. Angevine and Gosselin elected to receive 50% of their respective 2025 retainer fees in the form of DSUs; and (iii) Messrs. Busby and Tejani elected to receive 100% of their respective 2025 retainer fees in the form of DSUs.

(2) Represents the total grant date fair value of the Options granted and may not represent the amounts the recipient will actually realize from the award. The fair value of the Options has been estimated at the date of grant in accordance with IFRS accounting requirements using a Black-Scholes option pricing model and was determined based on various assumptions including share price volatility on the grant date taking into account the expected life of the Options, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date. Please see footnote (5) below for the assumptions used for the grant of Options.

(3) Represents the total grant date fair value of the DSUs granted and may not represent the amounts the recipient will actually realize from the award. On December 10, 2025, the Board approved the issuance of 3,524 DSUs to each non-executive director under the DSU Plan based on a grant date fair value of $34.58 per Share (US$24.99 per Share based on the daily exchange rate reported by the Bank of Canada on December 10, 2025 of US$0.7228= $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date.

(4) Represents the total grant date fair value of the DSUs granted to Dr. Eyre, Mmes. Angevine and Gosselin and Messrs. Busby and Tejani, as the case may be, in lieu of a portion or all of their respective retainer fees earned (each such director's election set out in footnote (1) above) and may not represent the amounts the recipient will actually realize from the award. On March 31, 2025, Dr. Eyre, Mmes. Angevine and Gosselin and Messrs. Busby and Tejani received 940 DSUs, 1,025 DSUs, 940 DSUs, 1,598 DSUs and 1,598 DSUs, respectively, in lieu of a portion or all of their respective retainers fees earned (each such director's election set out in footnote (1) above) earned during the first quarter of 2025, and based on a grant date fair value of $19.11 per Share (US$13.29 per Share based on the daily exchange rate reported by the Bank of Canada on March 31, 2025 of US$0.6956 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On June 30, 2025, Mmes. Angevine and Gosselin and Messrs. Busby and Tejani received 818 DSUs, 751 DSUs, 1,276 DSUs and 1,276 DSUs, respectively, in lieu of a portion or all of their respective retainers fees earned (each such director's election set out in footnote (1) above) earned during the second quarter of 2025, and based on a grant date fair value of $22.72 per Share (US$16.65 per Share based on the daily exchange rate reported by the Bank of Canada on June 30, 2025 of US$0.7330 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On September 30, 2025, Mmes. Angevine and Gosselin and Messrs. Busby and Tejani received 731 DSUs, 671 DSUs, 1,140 DSUs and 1,140 DSUs, respectively, in lieu of a portion or all of their respective retainers fees earned (each such director's election set out in footnote (1) above) earned during the third quarter of 2025, and based on a grant date fair value of $25.95 per Share (US$18.64 per Share based on the daily exchange rate reported by the Bank of Canada on September 30, 2025 of US$0.7183 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On December 31, 2025, Mmes. Angevine and Gosselin and Messrs. Busby and Tejani received 491 DSUs, 451 DSUs, 766 DSUs and 766 DSUs, respectively, in lieu of a portion or all of their respective retainers fees earned (each such director's election set out in footnote (1) above) earned during the fourth quarter of 2025, and based on a grant date fair value of $38.01 per Share (US$27.73 per Share based on the daily exchange rate reported by the Bank of Canada on December 31, 2025 of US$0.7296 = $1.00), being the last trading day of the year, which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date.

(5) On December 10, 2025, each non-executive director was granted 2,433 Options at an exercise price of $34.58 per Share (US$24.99 per Share based on the daily exchange rate reported by the Bank of Canada on December 10, 2025 of US$0.7228 = $1.00), expiring on December 10, 2030. These Options have a grant date fair

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value of $10.99 each (US$7.94 per Share based on the daily exchange rate reported by the Bank of Canada on December 10, 2025 of US$0.7228 = $1.00) based on the following assumptions: risk-free interest rate of 2.61%; dividend yield of 0%; a forfeiture rate of 2.06%; volatility factor of 47.62%; and, expected life of 2.5 years.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all Option-based awards and Share-based awards outstanding for each non-executive director as at December 31, 2025.

	Option-Based Awards				Share-Based Awards		
Name	Number of Securities Underlying Unexercised Options (#)[1]	Option Exercise Price (US$)[2]	Option Expiration Date	Value of Unexercised In-the-Money Options (US$)[3]	Number of Shares or Units of Shares that Have Not Vested (#)[4]	Market or Payout Value of Share-Based Awards that Have Not Vested (US$)[5]	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Jill Angevine	4,040	13.29[6]	December 14, 2027	60,779	40,271	1,140,892	Nil
	4,372	13.16[7]	December 13, 2028	66,316			
	4,047	15.12[8]	December 11, 2029	53,444			
	2,433	25.23[9]	December 10, 2030	7,544			
Lyle Braaten	4,137	13.64[10]	December 15, 2026	60,790	35,986	1,019,497	Nil
	4,040	13.29[6]	December 14, 2027	60,779			
	4,372	13.16[7]	December 13, 2028	66,316			
	4,047	15.12[8]	December 11, 2029	53,444			
	2,433	25.23[9]	December 10, 2030	7,544			
Steven Busby	4,137	13.64[10]	December 15, 2026	60,790	68,486	1,940,234	Nil
	4,040	13.29[6]	December 14, 2027	60,779			
	4,372	13.16[7]	December 13, 2028	66,316			
	4,047	15.12[8]	December 11, 2029	53,444			
	2,433	25.23[9]	December 10, 2030	7,544			
Dr. Sally Eyre	2,433	25.23[9]	December 10, 2030	7,544	51,432	1,457,087	Nil
Robert Getz	4,040	13.29[6]	December 14, 2027	60,779	35,986	1,019,497	Nil
	4,372	13.16[7]	December 13, 2028	66,362			
	4,047	15.12[8]	December 11, 2029	53,444			
	2,433	25.23[9]	December 10, 2030	7,544			
Chantal Gosselin	4,137	13.64[10]	December 15, 2026	60,790	56,262	1,593,923	Nil
	4,040	13.29[6]	December 14, 2027	60,779			
	4,372	13.16[7]	December 13, 2028	66,316			
	4,047	15.12[8]	December 11, 2029	53,444			
	2,433	25.23[9]	December 10, 2030	7,544			

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Name	Option-Based Awards				Share-Based Awards		
	Number of Securities Underlying Unexercised Options (#)[1]	Option Exercise Price (US$)[2]	Option Expiration Date	Value of Unexercised In-the-Money Options (US$)[3]	Number of Shares or Units of Shares that Have Not Vested (#)[4]	Market or Payout Value of Share-Based Awards that Have Not Vested (US$)[5]	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Faheem Tejani	13,478	11.89[11]	November 16, 2028	221,550	32,390	917,621	Nil
	4,372	13.16[7]	December 13, 2028	66,316			
	4,047	15.12[8]	December 11, 2029	53,444			
	2,433	25.23[9]	December 10, 2030	7,544			
John Wright	4,137	13.64[10]	December 15, 2026	60,790	35,986	1,019,497	Nil
	4,040	13.29[6]	December 14, 2027	60,779			
	4,372	13.16[7]	December 13, 2028	66,316			
	4,047	15.12[8]	December 11, 2029	53,444			
	2,433	25.23[9]	December 10, 2030	7,544			

Note:

(1) Class of securities underlying all Options is Shares. All Options granted to the non-executive directors are governed by the Stock Option Plan. The Options held by each non-executive director, in the amounts set out in this column, are fully vested.

(2) Exercise price for the Options is equivalent to the "Fair Market Value", as defined in the Stock Option Plan or the "Market Price" as defined in the TSX Company Manual, which currently means the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date.

(3) The figures shown in this column are calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 31, 2025, being the last trading day of the year ($38.83 or US$28.33 based on the daily exchange rate reported by the Bank of Canada on December 31, 2025 of US$0.7296 = $1.00). The figures shown in this column do not represent the actual value the individual director would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.

(4) Represents the aggregate number of DSUs held by each non-executive director. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment within a prescribed period after the director's death, retirement or removal from the Board, as more particularly set out below under the heading "Deferred Share Unit Plan".

(5) The figures shown in this column are calculated based on the closing price of the Shares on the TSX on December 31, 2025, being the last trading day of the year ($38.83 or US$28.33 based on the daily exchange rate reported by the Bank of Canada on December 31, 2025 of US$0.7296 = $1.00) multiplied by the number of notional Shares underlying the DSUs. The figures shown in this column do not represent the actual cash value the individual director would receive. The actual cash value will depend on the value of the Shares on the date of settlement.

(6) These Options were granted in Canadian dollars (exercise price of $18.21) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2025 of US$0.7296 = $1.00.

(7) These Options were granted in Canadian dollars (exercise price of $18.04) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2025 of US$0.7296 = $1.00.

(8) These Options were granted in Canadian dollars (exercise price of $20.73) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2025 of US$0.7296 = $1.00.

(9) These Options were granted in Canadian dollars (exercise price of $34.58) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2025 of US$0.7296 = $1.00.

(10) These Options were granted in Canadian dollars (exercise price of $18.69) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2025 of US$0.7296 = $1.00.

(11) These Options were granted in Canadian dollars (exercise price of $16.30) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2025 of US$0.7296 = $1.00.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of incentive plan awards vested or earned by each independent director during the financial year ended December 31, 2025.

Name	Option-based awards – Value vested during the year (US$)[1]	Share-based awards – Value vested during the year (US$)[2]	Non-equity incentive plan compensation – Value earned during the year (US$)
Jill Angevine	176	Nil	N/A
Lyle Braaten	176	Nil	N/A
Steven Busby	176	Nil	N/A
Dr. Sally Eyre	176	Nil	N/A
Robert Getz	176	Nil	N/A
Chantal Gosselin	176	Nil	N/A
Faheem Tejani	176	Nil	N/A
John Wright	176	Nil	N/A

Note:

(1) Options granted to the director on December 10, 2025 (2,433 Options at an exercise price of $34.58 per Share) vested, in full, on the grant date. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 10, 2025 ($34.68). This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 10, 2025 of US$0.7228 = $1.00. The figure shown does not represent the actual value the individual director would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.

(2) Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment within a prescribed period after the director's death, retirement or removal from the Board, as more particularly set out below under the heading "Deferred Share Unit Plan".

Elements of 2026 Non-Executive Director Compensation

As more particularly discussed above under the heading "*Compensation Committee Decisions Relating to 2026 Compensation*", the Compensation Committee, in consultation with Lane Caputo, has adopted the 2026 Compensation Peer Group to benchmark the competitiveness of the compensation program for the Company's executive officers and non-executive directors for the financial year ending December 31, 2026.

For 2026, the elements of non-executive director compensation remain unchanged, with our non-executive directors to be compensated for their services as directors through a combination of an annual retainer fee and annual long-term equity-based compensation in the form of DSUs and Options, with at least 80% of equity grant values to be in the form of DSUs and no more than 20% of equity grant values to be in the form of Options. For reference, the 2026 annual retainer fees are set out below and remain unchanged from the annual retainer fees earned by the non-executive directors in 2025:

Lead Director (Base)	US$160,000
Other Non-Executive Directors (Base)	US$85,000
Audit Committee Chair	US$24,000
Compensation Committee Chair	US$17,000
Nominating and Corporate Governance Committee Chair	US$15,000
Environmental, Health, Safety and Sustainability Chair	US$15,000

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Deferred Share Unit Plan On December 12, 2019, a DSU Plan was established by the Board as a component of our compensation for non-executive directors. Only non-executive directors are eligible to participate and to receive DSUs under the DSU Plan. DSUs may be awarded by the Board from time to time to provide participants with appropriate equity-based compensation for the services they render to the Company and may be subject to terms and conditions with respect to vesting of such DSUs. In addition, participants may elect, once a year, to receive a portion or all of their respective annual cash remuneration in the form of DSUs, which will be fully vested upon such grant. The number of DSUs to be awarded to a participant under the DSU Plan is determined by dividing the portion of that participant’s annual cash remuneration by the fair market value of a Share on the last day of the quarter in which such portion of the annual cash remuneration was earned. For the purposes of the DSU Plan, fair market value of a Share is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the relevant date (or on any such other stock exchange, inter-dealer quotation network or other organized trading facility on which the Shares trade or are quoted from time to time). If the Shares are suspended from trading or have not traded on the TSX (or another stock exchange, inter-dealer quotation network or other organized trading facility) for an extended period, the fair market value of a Share will be determined by the Board in its sole discretion acting in good faith. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until three months (in the case of a non-US taxpayer) or six months (in the case of a US taxpayer) after his or her death, retirement or removal from the Board. The settlement amount of each DSU is based on the fair market value of a Share on the DSU redemption date multiplied by the number of DSUs being redeemed. In the event that a participant’s death, retirement or removal from the Board is concurrent with, or within twelve (12) months following, a “Change of Control” (as defined in the DSU Plan), the participant or his or her beneficiary, as the case may be, shall on such accelerated entitlement date receive a payment in cash of an aggregate amount equal to the greater of (a) the amount payable under the DSU Plan as prescribed in the above paragraph; and (b) the product of (i) the price attributed to the Shares in connection with the transaction resulting in the Change of Control (or the fair market value of a Share at the time of such transaction as determined by the Board in good faith if no Share price was in fact established for purposes of such transaction) multiplied by (ii) the number of DSUs being settled as of the accelerated entitlement date. Any unvested DSUs will vest upon Change of Control. In case of payment of dividends on the Shares, participants under the DSU Plan will receive the value of the dividend in the form of DSUs. Share Ownership Requirement Pursuant to the Share Ownership Policy adopted by the Board, each current and new non- executive director of the Company is required to beneficially own, control or direct, directly or indirectly, at least three times their annual base retainer fee in Shares, RSUs and/or DSUs within five years of their appointment. As at the date of this Circular, each non-executive 75 director has achieved their respective Share ownership target. Please see "*Share Ownership Policy*" above for further details.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at the end of the Company's most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights	Weighted-average exercise price of outstanding Options, warrants and rights (US$)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders			
Stock Option Plan	1,338,542	$16.35	4,447,530[(2)]
Share Unit Plan	1,507,388[(1)]	N/A	
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	***2,845,930***	***$16.35***	***4,447,530***

Note:

(1) This figure is comprised of a total of 879,703 PSUs and 270,886 RSUs and assumes that 100% of the outstanding PSUs will vest. Pursuant to the Share Unit Plan, the Company has the right to redeem the PSUs and RSUs on the applicable vesting date in cash, shares or a combination of both. Please see "*Elements of Executive Compensation – Options and Share Based Awards*" above for further details.

(2) Based on the maximum number of Shares reserved for issuance under the Stock Option Plan and the Share Unit Plan of 7,293,460, representing 7% of the 104,192,288 Shares issued and outstanding as at December 31, 2025.

Annual Burn Rates of Equity-Based Compensation Arrangements

In accordance with the requirements of the TSX, the following table sets forth the number of security-based compensation awards granted during the periods noted below and the annual burn rate of each security-based compensation arrangement:

	Stock Option Plan		Share Unit Plan		Total (Combined) Burn Rate
	Granted	Burn Rate[(1)]	Granted	Burn Rate[(1)]	
December 31, 2025	290,782	0.28%	197,786[(2)]	0.19%	0.58%
			108,500[(3)]	0.10%	
December 31, 2024	473,365	0.46%	357,792[(2)]	0.35%	0.97%
			163,904[(3)]	0.16%	
December 31, 2023	525,138	0.56%	437,204[(2)]	0.46%	1.24%
			203,537[(3)]	0.22%	

Notes:

(1) The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable fiscal year divided by the weighted average number of securities outstanding for the applicable fiscal year.

(2) The figure represents the total number of PSUs granted during the respective financial year and assumes 100% vesting of the PSUs. The actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. See "*Elements of Executive Compensation – Options and Share Based Awards*" above.

(3) The figure represents the total number of RSUs granted during the respective financial year.

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Pursuant to the TSX requirements, the DSU Plan is not considered a security-based compensation arrangement as the DSUs granted thereunder may only be settled by way of cash payment. See “Deferred Share Unit Plan” above. CORPORATE GOVERNANCE PRACTICES The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or at meetings held as required. Frequency of meetings may be increased, and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The non- executive directors are kept informed of the Company’s business and affairs at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise. At a Glance - What We Do ✓ Annual, individual director election ✓ Majority voting policy for the election of directors (in uncontested elections) ✓ 80% independent directors ✓ 30% female representation on the Board ✓ Independent Lead Director ✓ 100% independent Audit Committee ✓ 100% independent Compensation Committee ✓ 100% independent Environmental, Health, Safety and Sustainability Committee ✓ 100% independent Nominating and Corporate Governance Committee ✓ Orientation and continuing education of directors ✓ Annual Board and committee performance evaluations ✓ Prohibit directors and management from hedging and derivative trading in our securities ✓ Significant share ownership requirements for directors and senior executives ✓ Board approved codes and policies, including the Code of Business Conduct and Ethics, Diversity Policy, Supplier Code of Conduct, Whistleblower Policy, Global Human Rights Policy, Corporate Social Responsibility Policy, Health and Safety Policy, and Environmental Policy ✓ Board oversight of succession planning ✓ Responsive, active and ongoing shareholder engagement At a Glance - What We Don't Do ✓ No director retirement policy or term limits ✓ No loans to directors, management or other employees 77

THE BOARD The Board currently consists of ten directors, eight of whom are independent based upon the test for director independence set out in NI 52-110, being Jill Angevine, Lyle Braaten, Steven Busby, Dr. Sally Eyre, Robert Getz, Chantal Gosselin, Faheem Tejani and John Wright. As such, the majority of Ero’s directors are independent. As David Strang is the Executive Chairman of the Company and engaged in the management of day-to-day operations of the Company and Makko DeFilippo is the President and CEO of the Company, they are not independent based upon the test for director independence set out in NI 52-110. As the Executive Chairman of the Board, Mr. Strang is primarily responsible for the following functions in connection with the affairs of the Board: (i) providing leadership to foster the effectiveness of the Board; (ii) ensuring an effective relationship exists between the Board and senior management of the Company, that the appropriate committee structure is in place with regards to making recommendations for appointment to such committees, and that the directors receive the information required for the proper performance of their duties; (iii) chairing Board meetings, including stimulating debate, providing adequate time for discussion of issues, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded; (iv) chairing general meetings of shareholders; (v) together with the Nominating and Corporate Governance Committee, ensuring that an appropriate system is in place to evaluate the performance of the Board as a whole, the Board’s committees and individual directors; (vi) consulting with the Nominating and Corporate Governance Committee on candidates for nomination or appointment to the Board; (vii) working with the President and CEO to ensure that the Board is provided with the resources to permit it to carry out its responsibilities and raising any issues that are preventing the Board from being able to carry out its responsibilities; and (viii) assisting the President and CEO in fulfilling his responsibilities, as necessary. As the Executive Chairman of the Board is not an independent director, the Board has appointed John Wright as the Lead Director. Mr. Wright has served as the Lead Director since May 15, 2017. The Lead Director facilitates the functioning of the Board independently of the Company’s management and provides independent leadership to the Board by: (i) ensuring that the Board functions independently of management and other non-independent directors; (ii) fostering the effectiveness of the Board; (iii) working with the Executive Chairman of the Board to ensure that the appropriate committee structure is in place and assisting the Nominating and Corporate Governance Committee in making recommendations for appointment to such committees; (iv) suggesting items of importance for consideration on the agenda for each Board meeting; (v) in the absence of the Executive Chairman of the Board, chairing Board meetings, including stimulating debate, providing adequate time for discussion of issues, encouraging full participation and discussions and confirming that clarity regarding decision-making is reached and accurately recorded; (vi) chairing each Board meeting at which only independent directors are present; (vii) as may be required, consulting and meeting with any or all independent directors and representing such directors in discussions with management of the Company; (viii) providing recommendations and advice to the Nominating and Corporate Governance Committee on candidates for nomination or appointment to the Board; (ix) recommending, where necessary, the holding of special meetings of the Board; and (x) working with the Executive Chairman of the Board and the President and CEO to ensure that the Board is provided with the resources to permit it to carry out its responsibilities and raising any issues that are preventing the Board from being able to do so. 78

Inter-locking Directorships

The following table lists the directors of the Company who serve on boards of directors of other reporting issuers (or the equivalent) and the identities of such reporting issuers (or the equivalent). Except as set out below, none of our directors currently serve together on the board of directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions.

Name of Director	Reporting Issuers (or the Equivalent)
Jill Angevine	Advantage Energy Ltd. Grey Wolf Animal Health Corp. Tourmaline Oil Corp.
Lyle Braaten	Lumina Metals Corp.
Sally Eyre	Eldorado Gold Corporation
Robert Getz	Techtronic Industries Company Limited
Chantal Gosselin	Blossom Gold Inc. Pan American Silver Corp. Wheaton Precious Metals Corp.
Faheem Tejani	Wesdome Gold Mines Ltd.
John Wright	Lumina Metals Corp.

Board Meetings

The Executive Chairman is primarily responsible for the agenda and for supervising the conduct of each meeting of the Board. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for the meeting. Materials for each meeting are distributed to the Board in advance of the meeting via a secure online Board portal.

The following table sets out the attendance record of each director for all Board meetings and meetings of the committees of the Board of which they were members during the financial year ended December 31, 2025.

Director	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Environmental, Health, Safety and Sustainability Committee
	6 meetings	4 meetings	6 meetings	2 meetings	4 meetings
David Strang	6 of 6	-	-	-	-
Makko DeFilippo	6 of 6	-	-	-	-
Jill Angevine	6 of 6	4 of 4	-	-	4 of 4
Lyle Braaten	6 of 6	4 of 4	-	2 of 2	-
Steven Busby	6 of 6	-	-	2 of 2	4 of 4
Dr. Sally Eyre	6 of 6	-	6 of 6	2 of 2	-

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Robert Getz 6 of 6 - 6 of 6 2 of 2 - Chantal Gosselin 6 of 6 - 6 of 6 - 4 of 4 Faheem Tejani 6 of 6 4 of 4 6 of 6 - John Wright 6 of 6 4 of 4 - - 4 of 4 Director Board Audit Committee Compensation Committee Nominating and Corporate Governance Committee Environmental, Health, Safety and Sustainability Committee Meetings of Independent Directors Our Board encourages open and candid discussion amongst its independent directors and as such, the independent directors meet in-camera (privately) during each Board meeting without non-independent directors and members of management in attendance. During the financial year ended December 31, 2025, the independent directors met in-camera during all six Board meetings. In addition, the Audit Committee holds in-camera sessions with our auditors and amongst themselves during each meeting. Independent directors sitting on other committees of the Board also hold in-camera sessions on an ad-hoc basis. Majority Voting Policy The Company has adopted a Majority Voting Policy. Pursuant to the provisions of the Majority Voting Policy, a nominee for election as a director of the Company who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders shall offer to tender his or her resignation to the Executive Chairman of the Board promptly following the meeting of shareholders at which the director was elected. The Nominating and Corporate Governance Committee will promptly consider such offer and make a recommendation to the Board whether to accept it or not. The Board will promptly accept the resignation unless it determines that there are exceptional circumstances. The Board shall act on the Nominating and Corporate Governance Committee’s recommendation in respect of a resignation tendered pursuant to the Majority Voting Policy within 90 days following the date of the applicable election and shall promptly disclose, via press release, its decision whether to accept the director’s resignation offer including the reasons for rejecting the resignation offer, if applicable. A director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Nominating and Corporate Governance Committee at which the resignation is considered. The Majority Voting Policy will not apply to contested meetings at which the number of directors nominated for election is greater than the number of seats available on the Board. The full text of the Majority Voting Policy is available on our website at www.ero.com. 80

BOARD MANDATE Our Board is responsible for the supervision of the management of the business and affairs of the Company. In discharging its mandate, the Board is primarily responsible, either directly or through committees of the Board and the Executive Chairman of the Board, for the oversight of, among other things, the following matters: • the strategic planning process of the Company; • the assessment of the principal risks associated with the Company’s business, as reported by management, and of the implementation by management of appropriate systems to manage these risks; • succession planning, including appointing and monitoring the Company’s senior executive officers; • a culture of integrity of the Company and its executive officers, to the extent feasible; • the Company’s approach to corporate governance and director independence standards and the appointment of a Lead Director; • ethical behavior of the directors, officers and employees of the Company; and • the composition and organization of the Board, including the number, qualifications and remuneration of directors. The Board may at any time retain and terminate external legal counsel, consultants or other advisors at the expense of the Company to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Environmental, Health, Safety and Sustainability Committee, and the Nominating and Corporate Governance Committee. The full text of the Board of Directors Mandate setting out the Board’s mandate and responsibilities and the duties of its members is attached to this Circular as Appendix “C”. POSITION DESCRIPTION The Board has developed written position descriptions for the Executive Chairman, the Chair of each committee of the Board, the Lead Director of the Board and the President and CEO. A copy of each position description is available on our website at www.ero.com. ORIENTATION AND CONTINUING EDUCATION We recognize the importance of continuing education for directors and as such, directors are encouraged to (i) communicate with management and auditors; (ii) introduce topics of discussion that they feel are of particular importance to the Board and request presentations or additional training by management or external advisors; (iii) keep themselves current with industry trends and developments and changes in legislation with management’s assistance; (iv) attend related industry seminars, conferences, and continuing education programs that are of interest and of relevance to their position as directors, such as environmental, social and 81 governance matters, financial and accounting practices, information technology and security practices and corporate ethics, and the Nominating and Corporate Governance Committee is responsible for arranging funding for such attendance; and (v) visit the Company’s operations. Directors have been and will continue to be given tours of our operations. As in past years, we intend to schedule at least one visit to the Caraíba Operations, the Xavantina Operations and the Tucumã Operation during 2026. During 2025, we held continuing education sessions for our directors which focused on providing more in-depth information about the key aspects of our business, including risks and opportunities. The Board and its committees received a number of presentations in 2025 on topics including the evolving environmental, social and governance requirements and disclosure standards; new audit standards, new cybersecurity initiatives; copper and gold concentrate markets; mine plan geology, mining, milling and mine site safety; and, community-based initiatives and programs. All directors are provided with regular reports regarding our business and operations, and at each quarterly Board meeting, the directors meet with management on topics including short, medium and long-term corporate objectives, strategic risk and mitigation strategies and strategic planning, and receive an update on strategic issues or challenges, risks, our performance, budget adherence, schedule and any trends which may influence or change our planned development, construction and operations. We use a secure online Board portal to provide and assist in the flow of information to our Board and its committees, including meeting materials and management reports. All of our codes, charters, mandates and policies are also contained in the Board portal, together with other resources and reports, to enable our directors to perform more effectively. Board members and executive officers have access to corporate director education programs which offer courses on topics such as strategic direction and risks, financial strategy, audit committee effectiveness, risks and disclosure, human resource and compensation committee performance and enterprise risk oversight. New members of the Board are provided with an orientation that covers our strategy, business and operations and have access to the other Board members and multiple layers of our management team. New members are also given access to our secure online Board portal to access historic Board and committee meeting materials and management reports as well as our codes, charters, mandates, policies, and other resources and reports. Each new director participates in the Company’s initial orientation program and each director participates in the Company’s continuing director education and development programs, both of which are reviewed annually by the Nominating and Corporate Governance Committee. DIRECTOR ASSESSMENT The Nominating and Corporate Governance Committee is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Board as a whole, the individual committees of the Board, and the individual members of the Board and its committees with a view of ensuring that they are fulfilling their respective responsibilities and duties. In connection with such evaluations, each director is required to provide his or her 82 assessment of the effectiveness of the Board and each committee as well as the performance of the individual directors, annually. Such evaluations take into account the competencies and skills each director is expected to bring to his or her particular role on the Board or on a committee, as well as any other relevant facts. The Chair of the Nominating and Corporate Governance Committee meets with each director to review and discuss their assessment and then reports on the meetings to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee then makes a final report to the Board and recommends improvements to be adopted and implemented. SKILLS MATRIX The Nominating and Corporate Governance Committee, which is comprised entirely of independent directors, assists the Board in reviewing the composition of the Board and its committees at least annually. As part of this review, the committee reviews areas of skill, knowledge and experience that the Board considers important to fulfill its oversight role in respect of Ero Copper, the specific skills, knowledge and experience of each director (and each director nominee), and the current strengths of the Board as a whole, as more particularly outlined in the below skills matrix. The committee’s goal is to establish a board of directors with a broad, sophisticated business perspective and a combination of diverse skills, knowledge, experiences and personal attributes. The committee has determined that there are no gaps in the necessary skills for effective board oversight. 83

DIRECTOR TERM LIMITS AND OTHER MECHANISMS FOR BOARD RENEWAL The Company has not adopted term limits for the directors on its Board or other formal mechanisms for Board renewal. The Company believes that the Board has the appropriate level of continuity and renewal without imposing formal mechanisms, particularly term limits or director retirement requirements. In addition, the Company believes that the imposition of director term limits or director retirement requirements may discount the value of experience and continuity amongst Board members and runs the risk of excluding experienced and valuable candidates for Board membership. The Nominating and Corporate Governance Committee is responsible for developing and updating the long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills and experience of Board members, retirement dates and the strategic direction of the Company. In addition, the Nominating and Corporate Governance Committee, as and when required from time to time, recruits and identifies individuals qualified to become new Board members and makes recommendations to the Board regarding new director nominees. In making such recommendations, the Nominating and Corporate Governance Committee will consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, for each existing director to possess, and for a new nominee to bring to the boardroom. In this respect, through the Nominating and Corporate Governance Committee and the annual Board assessment process, the Board is able to consider the contribution of current Board members and the skills and experience necessary for an effective and efficient Board and recommend changes to best meet those needs. DIVERSITY Our business spans Canada, the United States of America and Brazil, and this geographic breadth is further complemented by our regional and local diversity at our operations in Brazil. As such, we enjoy a multi-faceted and multi-cultural workforce that brings a wide array of experience, skills, background, culture and heritage to our business. We believe that diversity celebrates all of the varied characteristics that make individuals unique from one another, whether that be gender (including gender identity and expression), education, religion, ethnicity, race, nationality, demographics, culture, language, aboriginal or indigenous status and other ethnic distinctions, sexual orientation, political affiliation, family and marital status, age or disability. We recognize and embrace the benefits of having a diverse workforce. Diversity is important to ensure that our workforce has the necessary range of perspectives, experience and expertise required to achieve our corporate objectives and deliver for our stakeholders. We believe that diversity mitigates the risk of group think, ensures that Ero has the opportunity to benefit from all available talent and enhances, among other things, its organizational strength, problem-solving ability and opportunity for innovation. Like our business as a whole, we also consider it important to have diversity amongst our Board and senior management team, and we have adopted a Diversity Policy to reinforce this commitment. We are committed to a merit-based system for the composition of our Board and senior management team, within a diverse and inclusive culture that solicits multiple perspectives and views, free of conscious or unconscious bias and discrimination. The Diversity Policy provides a framework within which the Nominating and Corporate Governance Committee, the Executive Chairman of the Board and the President and CEO will consider the 84 principle of diversity, including gender diversity, when reviewing and considering the appointment of candidates for Board and senior management positions. While appointments will primarily be merit-based in order to ensure that the composition of the Board and the senior management team will ultimately reflect the particular skills, knowledge and experience that are required to effectively run our business, due consideration will also be given to the present level of diversity, including gender diversity, within the leadership of the Company and the positive impact that further diversity might have on our business. When identifying and considering the selection of candidates for appointment or nomination for election to the Board, the Nomination and Corporate Governance Committee will consider diversity criteria when determining the composition of the Board; review potential candidates from a variety of backgrounds and perspectives, with the Company’s diversity objectives in mind; ensure that appropriate efforts are made to include women in the list of candidates being considered for a Board position; and, in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates to help achieve the Company’s diversity objectives. When reviewing and considering the appointment of candidates for senior management positions, the Nomination and Corporate Governance Committee, the Executive Chairman of the Board and the President and CEO will consider diversity criteria when determining the composition of senior management; review potential candidates from a variety of backgrounds and perspectives, with the Company’s diversity objectives in mind; ensure that appropriate efforts are made to include women in the list of candidates being considered for a senior management position; and, in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates to help achieve the Company’s diversity objectives. In 2022, we formally set a target for the Company to maintain representation by women on the Board of at least 30%. Three of ten (30%) directors on the Board are women and one of the directors on the Board self-identifies as a member of a visible minority. None of the directors on the Board self-identify as an Aboriginal person (as defined under the Employment Equity Act (Canada)) or a person with a disability. No specific diversity targets have been set at this time, including gender diversity, in senior management positions, as potential candidates are evaluated based on their individual merits and experiences while taking into account the needs of the Company. On the senior management team, one of eleven (9%) members is a woman, three of eleven (27%) members self-identify as a member of a visible minority, one of eleven (9%) members self-identifies as a person with a disability and no member self-identifies as an Aboriginal person. In Brazil, approximately 99% of our employees have been hired locally or within Brazil. Women make up approximately 13% of both our employees and leadership positions, with approximately 14% of management roles held by women. We are also required to reserve 5% of the positions at our operations in Brazil for persons with disabilities. The Nominating and Corporate Governance Committee, in collaboration with the EVP, General Counsel and Corporate Secretary of the Company, will conduct a review of the Diversity Policy at least annually and will report to the Board annually on the Company’s adherence to this policy. In connection with such review, the Nominating and Corporate Governance Committee 85 will consider the effectiveness of the Company’s approach to diversity and will recommend to the Board any changes that it thinks appropriate. A copy of the Diversity Policy is available on our website at www.ero.com. SUCCESSION PLANNING The Company has short-term contingency plans and longer-term succession plans for its executive management team. The Board is responsible for: (i) ensuring Ero has an orderly succession plan for the Lead Director, Executive Chairman of the Board and the President and CEO; (ii) reviewing the succession plan for the executive management team that the President and CEO manages; and (iii) ensuring the succession plan includes a process for responding to an emergency situation that requires an immediate replacement of the Lead Director, Executive Chairman of the Board, the President and CEO, or any other member of the executive management team, or a replacement of any combination of these roles as well as any other member of the Board. To assist the Board, the President and CEO reviews succession planning for each executive management position on an ongoing basis and shares his views with the Board from time to time. The Board and the President and CEO consider Ero’s future business strategy, the core skills and experience required to carry out the strategy, gender balance and the abilities of each individual when identifying potential successors for advancement to more senior roles. ETHICAL BUSINESS CONDUCT The Board has adopted a Code of Business Conduct and Ethics of the Company (the “Code”) for the directors, officers, employees and consultants of the Company and its subsidiaries. All new directors, officers, employees and consultants must read the Code when appointed, hired or retained and acknowledge that they will abide by the Code. The Nominating and Corporate Governance Committee, together with the Board and senior management, is responsible for monitoring compliance with the Code. In accordance with the Code, directors, officers, employees and consultants of the Company and its subsidiaries should raise questions regarding the application of any requirement under the Code, and report a possible violation of a law or the Code, promptly to their superior or manager. If reporting a concern or complaint to a superior or manager is not possible or advisable, or if reporting it to such person does not resolve the matter, the matter should be addressed with the EVP and CFO of the Company. The Nominating and Corporate Governance Committee monitors compliance with the Code by, among other things, obtaining reports from the President and CEO regarding breaches of the Code and reporting such breaches to the Board. The Nominating and Corporate Governance Committee also reviews investigations and any resolutions of complaints received under the Code, and reports annually to the Board thereon. In turn, the Board reviews such reports from the Nominating and Corporate Governance Committee as well as reports relating to compliance with, or material deficiencies from, the Code and approves changes it considers appropriate, at least annually. The Code is available on our website at www.ero.com or under our profile on SEDAR+ at www.sedarplus.ca/home. 86

The Board takes steps to ensure that directors, officers and other employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or other employee of the Company has a material interest, which include ensuring that directors, officers and other employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from their superior or manager or the EVP and CFO regarding any potential conflicts of interest. The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and other employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct. In addition to the Code, the Board has adopted a Supplier Code of Conduct, which sets out the core values that each supplier of the Company is expected to respect and abide by at all times, including (i) adhering to all applicable laws and regulations of the countries and regions where they conduct business, including laws protective of human rights, worker health and safety, and the environment; (ii) conducting their business ethically and not engaging, directly or indirectly, in unethical or illegal practices; (iii) adhering to the Company’s Anti-Corruption Policy (discussed below), and with all applicable anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada); (iv) adhering to the Company’s Global Human Rights Policy and Corporate Social Responsibility Policy (discussed below) in all of their dealings with workers, community members and others affected by their activities while providing services to the Company, including not engaging in any form of modern slavery such as the use of forced, compulsory or child labour; (v) adhering to the Company’s Environmental Policy (discussed below), Health and Safety Policy (discussed below) and all other site-specific environmental, health and safety practices and procedures that apply to their activities; (vi) keeping all of Ero’s information, to which they have access, in strict confidence and only use such information for the purposes of performing services for the Company; and (vii) maintaining books, accounts and records (all of which must be made available to Ero, upon request) that properly, fairly and accurately record and report all transactions related, directly or indirectly, to their agreement with the Company. The Supplier Code of Conduct is available on our website at www.ero.com. The Board has also adopted a Whistleblowing Policy for individuals to report complaints and concerns regarding, among other things, accounting, financial reporting, internal controls, fraud or audit matters. As well, the Board has adopted an Anti-Corruption Policy which requires that directors, officers, other employees and contractors of the Company conduct business in a manner that does not contravene anti-bribery and anti-corruption laws that apply to the Company, including the Criminal Code (Canada) and Corruption of Foreign Public Officials Act (Canada). The Lead Director and the Audit Committee or a designated member thereof are responsible for monitoring compliance with these policies, although employees may approach the Company’s external legal counsel if preferred for concerns under the Anti-Corruption Policy. A copy of the Whistleblower Policy and the Anti-Corruption Policy is available on our website at www.ero.com. NOMINATING AND CORPORATE GOVERNANCE COMMITTEE Pursuant to the Nominating and Corporate Governance Committee’s mandate, the committee shall be comprised of at least three directors, all of whom shall be independent directors within 87 the meaning of NI 52-110. The committee is currently comprised of Dr. Sally Eyre (Chair), Lyle Braaten, Steven Busby and Robert Getz, all of whom are independent directors. The Nominating and Corporate Governance Committee, in consultation with the Executive Chairman of the Board and the President and CEO, is responsible for recruiting and identifying individuals qualified to become new Board members and making recommendations to the Board regarding new director nominees, as and when required from time to time. Further, the Nominating and Corporate Governance Committee is responsible for recommending to the Board the individual director appointments to each Board committee, annually or as required. In making such recommendations, the Nominating and Corporate Governance Committee will consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, for each existing director to possess, and for a new nominee to bring to the boardroom. The Nominating and Corporate Governance Committee may also recommend for approval by the Board the removal of a director from the Board or a committee thereof if he or she is no longer qualified to serve as a director under applicable requirement or any other appropriate reason. In addition, the Nominating and Corporate Governance Committee has been delegated the responsibility of, among other things: (i) establishing an appropriate system to evaluate the effectiveness of the Board, as a whole, as well as its committees (see “Director Assessment” above); (ii) monitoring conflicts of interest of both the Board and management; (iii) conducting periodic reviews of the Company’s corporate governance policies and making policy recommendations aimed at enhancing Board and committee effectiveness; (iv) annually reviewing the Board and committee mandates and position descriptions of the Executive Chairman of the Board, the President and CEO, the Lead Director and each committee Chair, and recommending to the Board that necessary changes be made; (v) reviewing and recommending to the Board the appropriate structure, size, composition, mandate and members for committees of the Board, and the procedures to ensure that the Board and its committees function independently of management; (vi) in consultation with the Executive Chairman of the Board and the President and CEO, annually or as required, recommending to the Board, the individual directors to serve on the various committees of the Board, and recruiting and identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders (vii) providing the Board with updates on developments in corporate governance; (viii) conducting periodic reviews of the relationship between management and the Board; (ix) reviewing, monitoring and making recommendations regarding new director orientation and ongoing development of existing directors; and, (x) reviewing reports from the President and CEO regarding any breaches of the Code and Supplier Code of Conduct, and investigations and resolutions of complaints received under the Code and Supplier Code of Conduct, and reporting to the Board thereon. The full text of the Nominating and Corporate Governance Committee’s mandate is available on our website at www.ero.com. The Nominating and Corporate Governance Committee also assists the Board in its oversight of our Global Human Rights Policy, which applies to each director, officer, employee and any third party, such as a consultant, supplier, vendor, security provider or other business partner, representing or providing services for or on behalf of Ero or any of its subsidiaries. The policy, among other things, outlines the following commitments of the Company: (i) adhering to all applicable human rights laws and regulations of the countries and regions where the Company conducts its business; (ii) providing a safe and healthy workplace that is free from violence, 88 harassment, intimidation, and discrimination on the basis of race, colour, creed, age, gender (including gender identity and expression), language, national or social origin, family or marital status, sexual orientation, disability, religious, political or other opinion, union affiliation or other basis prohibited by law; (iii) respecting workers’ rights, including freedom of peaceful assembly and association, and engagement in collective bargaining consistent with the relevant conventions on that subject; (iv) seeking to avoid or minimize causing or contributing to adverse human rights impacts through its activities, addressing such impacts if they occur, and engaging in processes to mitigate those impacts; (v) maintaining operational-level grievance mechanisms to report and address any actual or potential adverse impacts or risks on human rights; (vi) engaging in meaningful dialogue, promoting participation and fostering inclusion with potentially affected groups and other stakeholders, including women, children and minority groups; (vii) obtaining land access rights and conducting land acquisitions in an appropriate and timely manner to ensure that physical and economic displacement impacts on affected people, if any, are avoided or minimized where possible, and appropriately mitigated when they occur in a manner that fosters trust and mutual respect; (viii) acting with transparency and avoiding knowingly being complicit in activities that cause, or are likely to cause, adverse impacts or risks to human rights; (ix) not engaging in any form of modern slavery such as the use of forced, compulsory or child labour; and, (x) respecting and not interfering with anyone who acts to promote or protect human rights through peaceful and lawful means. The full text of the Global Human Rights Policy is available on our website at www.ero.com. The Nominating and Corporate Governance Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, at the expense of the Company. COMPENSATION COMMITTEE Pursuant to the Compensation Committee’s mandate, the committee shall be comprised of at least three directors, all of whom shall be independent directors within the meaning of NI 52-110. The committee is currently comprised of Robert Getz (Chair), Dr. Sally Eyre, Chantal Gosselin and Faheem Tejani, all of whom are independent directors. The Compensation Committee is responsible for determining and making recommendations with respect to all forms of compensation to be granted to the Executive Chairman and the President and CEO and reviewing the Executive Chairman's and the President and CEO's recommendations respecting compensation of the other senior executive officers of the Company. In particular, the Compensation Committee is responsible for, among other things: (i) reviewing and approving corporate goals and objectives relevant to compensation of the Executive Chairman and the President and CEO at least annually, evaluating their performance in light of such corporate goals and objectives, and making recommendations to the Board with respect to their compensation level based on such evaluation; (ii) reviewing recommendations from the Executive Chairman and the President and CEO regarding the appointment, compensation and other terms of employment of the EVP and CFO, EVP and COO, EVP, External Affairs and Strategy and other officers, and making recommendations to the Board regarding the same; (iii) making recommendations to the Board with respect to the remuneration to be paid to and the benefits to be provided to non-executive directors; (iv) reviewing non-executive director and executive compensation disclosure before the Company publicly disclosures this information; (v) reviewing with management and, if advisable, recommending for Board approval, an annual report for inclusion in the Company's 89 management information circular respecting the process undertaken by the Compensation Committee in its review and preparation of compensation recommendations in respect of the executive officers and the non-executive directors; (iv) overseeing the administration and interpretation of the Company’s security based compensation arrangements and its policies respecting the grant of Options, Share Units or sale of Shares thereunder, and DSUs, and reviewing and approving grants of Options, Share Units, DSUs and terms thereof; (v) periodically reviewing and monitoring with management the terms of the Company’s executive compensation programs to determine if they are properly coordinated and achieving their desired purpose; (vi) overseeing with management the Company’s compliance with any rules promulgated by a regulatory body prohibiting loans to officers and directors of the Company; (vii) reviewing non-executive director and executive compensation disclosure before the Company publicly discloses this information; and, (viii) reviewing and assessing the adequacy of its mandate at least annually. The full text of the Compensation Committee’s mandate is available on our website at www.ero.com. Please see “Statement of Executive and Director Compensation” above, which summarizes, among other things, the process by which the Compensation Committee and Board determine compensation for the Company’s non-executive directors and executives. The Compensation Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, including a compensation consultant, at the expense of the Company. Any other work or services performed by such compensation consultant at the request of management must, however, be pre-approved by the Compensation Committee. AUDIT COMMITTEE Pursuant to the Audit Committee’s mandate, the committee shall be comprised of at least three directors, all of whom shall be independent directors and financially literate, in each case within the meaning of NI 52-110. The committee is currently comprised of Jill Angevine (Chair), Lyle Braaten, Faheem Tejani and John Wright, all of whom are independent directors and financially literate, in each case within the meaning of NI 52-110 and under the criteria of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, as required by the New York Stock Exchange (“NYSE”). In addition to being independent directors as described above, each member of the Audit Committee meets an additional “independence” test under NI 52-110 in that: (i) they do not accept, directly or indirectly, any consulting, advisory or other compensatory fees from the Company or any of its subsidiaries, other than as remuneration for acting in their capacity as a member of the Board or any committee of the Board; and (ii) they are not an affiliated entity of the Company or any of its subsidiaries. Ms. Angevine and Mr. Tejani are each an audit committee financial expert, as that term is defined in General Instruction B(8)(b) of Form 40-F. The U.S. Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board in the absence of such designation, and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board. 90

Each of the members of the Audit Committee has extensive education and experience relevant to the performance of their responsibilities as members of the Audit Committee. Jill Angevine graduated with a Bachelor of Commerce degree for the University of Calgary in 1989 and has been a Chartered Professional Accountant (CPA, CA) since 1991, a Chartered Financial Analyst (CFA) since 1998, and completed the Institute of Corporate Directors program in 2014. Ms. Angevine is a finance professional with more than 26 years of experience in the investment management industry including portfolio management, capital markets and equity research. She currently serves as President and Chief Executive Officer of Brownstone Asset Management, a private investment management firm. She is a director and member of the audit committee of Advantage Energy Ltd., Grey Wolf Animal Health Corp. (Chair of the audit committee) and Tourmaline Oil Corp. She formerly served as a director and member of the audit committee of Chinook Energy Inc. from 2014 to 2020. Ms. Angevine has over 12 years of experience in audit committee positions. Lyle Braaten graduated with a B.Sc. from the University of Calgary in 1986 and an LL.B. from the University of British Columbia in 1989. Mr. Braaten is a lawyer and a member of the Law Societies of British Columbia and the Yukon. He is also the Chief Executive Officer of Ex Gold Corp., a private company involved in mineral exploration in Brazil and the Senior Vice-President, Legal of Lumina Metals Corp., a public company involved in mineral exploration in Poland. Mr. Braaten has been involved in mining and exploration since 2008 when he joined the Lumina Group and assisted in the creation of Magma Energy Corp., a renewable energy company focused on international geothermal energy development, which was acquired by Innergex Renewable Energy for US$1.1 billion. Mr. Braaten is a director of Lumina Metals Corp. and a former director of Lumina Gold Corp., Luminex Resources Corp., Anfield Gold Corp. and Lumina Royalty Corp. Prior to joining the Lumina Group, he was involved in the management of a mid- sized law firm and served as its Managing Director from 2001 to 2008 with overall responsibility for the oversight of the firm's financial results and reporting. Mr. Braaten has over 11 years of experience in audit committee positions. Faheem Tejani graduated with a Bachelor of Arts (Honours) degree from the University of Western Ontario in 1996 and has been a Chartered Professional Accountant since 2000. Mr. Tejani is a financial professional with 26 years of experience in capital markets, corporate finance, and mergers and acquisitions. He currently serves as President of Capital Asset Lending, one of the largest private mortgage administrators of non-traditional residential mortgages in Canada. Prior to this, he dedicated over 17 years of his career to BMO Capital Markets, culminating his tenure as Managing Director in the Equity Capital Markets division, with a focus on the mining and metals sector. Before joining BMO Capital Markets, he worked at KPMG LLP. He is also a director and Chair of the audit committee of Wesdome Gold Mines Ltd. Mr. Tejani formerly served as a director and a member of the audit committee of Pretium Resources Inc. from May 2018 to March 2022 and has over 7 years of experience in audit committee positions. John Wright is a Metallurgical Engineer and Honours graduate of Queen’s University in Ontario. He has a P.Eng. (retired) designation from the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Wright has over 40 years of experience in many facets of the exploration and mining industry and has served as lead director of Ero since 2017. He was a co-founder, and former director, President and Chief Operating Officer of Pan American Silver Corp, as well as the co-founder of Equinox Resources. Previously, he spent 10 years with Teck 91

Cominco where he worked at the Trail Smelter operations and later participated in the management of the feasibility studies, marketing and mine construction at the Afton, Highmont, Bull Moose and David Bell Mines. Mr. Wright is a director of Lumina Metals Corp. and a former director of SilverCrest Metals Inc., Luminex Resources Corp., Bitterroot Resources Ltd., Lumina Copper Corp., Northern Peru Copper Corp., Global Copper Corp. and Regalito Copper Corp. Mr. Wright has been involved in multiple asset purchases and sales and the accounting associated therewith. Mr. Wright formerly served as an audit committee member of Luminex Resources Corp., Northern Peru Copper Corp. and Regalito Copper Corp. and has over 14 years of experience in audit committee positions. The Audit Committee provides assistance to the Board in fulfilling its obligations relating to the integrity of the internal financial controls and financial reporting of the Company. The external auditor of the Company reports directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities include: (i) reviewing and reporting to the Board on the annual audited financial statements (including the auditor’s report thereon) and unaudited interim financial statements and any related management’s discussion and analysis, and other financial disclosure related thereto that may be required to be reviewed by the Audit Committee pursuant to applicable legal and regulatory requirements; (ii) reviewing material changes in accounting policies and significant changes in accounting practices and their impact on the financial statements; (iii) overseeing the audit function, including engaging in required discussions with the Company’s external auditor and reviewing a summary of the annual audit plan at least annually, overseeing the independence of the Company’s external auditor, overseeing the Company’s internal auditor, and pre-approving any non-audit services to the Company; (iv) reviewing and discussing with management the appointment of key financial executives and recommending qualified candidates to the Board; (v) reviewing with management and the Company’s external auditor, at least annually, the integrity of the internal controls over financial reporting and disclosure, including the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions; (vi) reviewing management reports related to legal or compliance matters that may have a material impact on the Company and the effectiveness of the Company’s compliance policies; and, (vii) establishing whistleblowing procedures and investigating any complaints or concerns it deems necessary. The Audit Committee’s mandate requires that the Audit Committee pre-approve any retainer of the external auditor of the Company to provide any non-audit services to the Company that it deems advisable in accordance with applicable legal and regulatory requirements and policies and procedures of the Board. The Audit Committee is permitted to delegate pre-approval authority to one of its members; however, the decision of any member of the Audit Committee to whom such authority has been delegated must be presented to the full Audit Committee at its next scheduled meeting. The full text of the Audit Committee’s mandate is available on our website at www.ero.com. The Audit Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, at the expense of the Company. 92

Additional information regarding the Audit Committee is contained in our Annual Information Form for the year ended December 31, 2025 (the “AIF”) under the heading “Audit Committee” and “Appendix A – Audit Committee Charter”, which is available on our website at www.ero.com and under our profile on SEDAR+ at www.sedarplus.ca/home and EDGAR at www.sec.gov. ENVIRONMENTAL, HEALTH, SAFETY AND SUSTAINABILITY COMMITTEE Pursuant to the Environmental, Health, Safety and Sustainability Committee’s mandate, the committee shall be comprised of at least three directors, all of whom shall be independent directors within the meaning of NI 52-110. The committee is currently comprised of Chantal Gosselin (Chair), Jill Angevine, Steven Busby and John Wright, all of whom are independent directors. The Environmental, Health, Safety and Sustainability Committee assists the Board in fulfilling its oversight responsibilities in respect of development, implementation and monitoring of the Company’s health, safety, environment and sustainability policies. In particular, the Environmental, Health, Safety and Sustainability Committee is responsible for, among other things: (i) providing oversight with respect to management’s periodic review, evaluation and development, where necessary, of policies, practices and standards of performance that meet or exceed legal and regulatory requirements and industry standards in the areas of health, safety, sustainability and environmental stewardship; (ii) periodically reviewing, with management, the risks and opportunities associated with health and safety; environmental matters including water, waste, biodiversity and air quality management as well as emissions and climate change; corporate social responsibility matters including engagement with host communities; and related matters, and review management’s recommendations regarding the adoption of appropriate programs and procedures to address such risk and opportunities or, if required, make such recommendations; (iii) reviewing at least annually with management the Company’s corporate health, safety, environmental and sustainability policies, tailings facility management, and emergency response plans and recovery programs; (iv) periodically reviewing and monitoring with management the Company’s strategies and performance with respect to health, safety, sustainability and the environment; (v) periodically reviewing and monitoring with management the Company’s policies and, if necessary, procedures and practices relating to the reporting of health, safety and environmental incidents with respect to the Company’s facilities, properties and operations, in compliance with regulatory laws; (vi) reviewing with management and legal counsel, the Company’s current or pending legal actions by or against the Company, related to environmental, health, safety and sustainability issues; (vii) receiving and reviewing reports regarding significant health, safety and environmental incidents, emerging issues, summaries of inspections or audits, and corrective actions taken in response to deficiencies; (viii) monitoring as well as reviewing reports prepared by the Company with respect to health, safety, sustainability and the environment, including emerging potential physical and market-related risks to the Company’s business associated with climate change, and review the Company’s public communications and disclosure documents with respect to such matters, including the Company's annual sustainability report; (ix) periodically reviewing steps taken by management to ensure that employees receive the training necessary to meet health, safety, sustainability and environmental standards set by law and policies set by the Company; (xi) facilitating information sharing with other committees of the Board, as required, to address matters of mutual interest or concern regarding health, safety, environmental and sustainability issues; (xii) reporting regularly to the Board on its activities, including the results 93 of meetings and reviews undertaken, and any associated recommendations; and (xiii) periodically reviewing its mandate and recommending to the Board for its approval any modifications to the mandate. The full text of the Environmental, Health, Safety and Sustainability Committee’s mandate is available on our website at www.ero.com. In addition, the Environmental, Health, Safety and Sustainability Committee assists the Board in its oversight of our Corporate Social Responsibility Policy, Health and Safety Policy and Environmental Policy, which apply to each director, officer, employee and any third party, such as a supplier, contractor or consultant, representing or providing services for or on behalf of Ero or any of its subsidiaries. The full text of each policy is available on our website at www.ero.com. The Corporate Social Responsibility Policy outlines the Company’s commitment to fostering sustainable development by operating all of its mines and developing new projects in a manner that is respectful of local communities. The policy, among other things, outlines the following commitments of Ero Copper: (i) identifying and engaging its communities of interest in timely, inclusive, ethical, transparent and culturally respectful dialogue prior to undertaking significant activities and throughout the life of an operation or project; (ii) continuing to maintain formal grievance mechanisms as part of its overall community engagement process; (iii) monitoring, continuously improving, and reporting on the performance and effectiveness of its activities related to corporate social responsibility; (iv) implementing meaningful and effective strategies for community engagement; (v) promoting a safe environment for local communities; (vi) respecting the social, economic and cultural rights of local people; (vii) assisting local and regional development in areas where its operations and projects are located through training and employment; and (viii) adhering to all applicable laws and regulations of the countries and regions where Ero Copper conducts its business. The Health and Safety Policy outlines the Company’s commitment to protecting the health and safety of its employees and third parties, such as contractors, consultants, and suppliers, at its mining operations and development projects. The policy, among other things, outlines the following commitments of Ero Copper: (i) promoting health and safety on and off the job; (ii) providing employees with the training and tools to work safely and expecting third parties, such as contractors, consultants and suppliers, to do the same; (iii) educating its employees to the potential hazards of their job and expecting third parties, such as contractors, consultants and suppliers, to do the same; (iv) requiring that employees perform their duties in the safest manner possible and expecting third parties, such as contractors, consultants and suppliers, to do the same; (v) adhering to all applicable health and safety laws and regulations of the countries and regions where Ero Copper conducts its business; (vi) striving for continuous improvement in all aspects of health and safety; (vii) providing a safe work environment by minimizing or, where possible, eliminating hazards, adhering to proven health and safety practices, implementing accident prevention programs, and ensuring that first aid and emergency response plans are in place at each operation; (viii) ensuring accident reporting is completed in a diligent manner and where necessary taking immediate steps to mitigate the potential for reoccurrence; (ix) developing and operating health and safety management programs at its operations that meet or exceed those in use by its peer companies; (x) promoting employee participation in the development of health and safety standards and management programs such that its employees take ownership of their health and safety responsibilities; (xi) conducting regular reviews of health and safety management programs and reporting findings to management and the Board; and (xii) conducting annual audits of all 94 health and safety management programs and remediating all identified health and safety findings promptly. The Environmental Policy outlines the Company’s commitment to wise environmental stewardship, including operating its mines and developing new projects in an environmentally sustainable and responsible manner. The policy, among other things, outlines the following commitments of Ero Copper: (i) adhering to all applicable environmental laws, regulations and other environmental obligations in the countries and regions in which it operates, and to follow additional environmental standards and practices that are voluntarily adopted by the Company; (ii) protecting the environment by applying proven management practices to minimize releases of greenhouse gas emissions and other pollutants to the air, land or water, facilitate the appropriate treatment and disposal of waste, and mitigate environmental impacts; (iii) mitigating impacts to biodiversity through research, partnerships and land management processes; (iv) promoting the efficient use of energy, water and other natural resources through recovery, recycling and reuse; (v) striving to ensure the safe and responsible management and storage of tailings in accordance with applicable laws and regulations during the life of each operation and after the closure thereof; (vi) performing progressive reclamation activities during the life of each operation, and regularly updating closure plans to take into consideration the interests of host communities; (vii) communicating its commitment to excellence in environmental performance and climate protection with its subsidiaries, employees, suppliers, contractors, and other agents and the communities in which Ero Copper operates; (vii) allocating the necessary resources to meet its reclamation and environmental obligations; (viii) educating employees regarding environmental matters, including climate change, water conservation and energy efficiency and awareness, and promoting employee participation in minimizing environmental impacts; (ix) striving to ensure all environmental incidents are reported, investigated and remediated; (x) seeking opportunities to improve its environmental performance through adherence to these principles; (xi) regularly reviewing its environmental management system to ensure that it remains appropriate and that Ero Copper’s environmental objectives and targets are being addressed; and (xii) communicating openly and transparently with internal and external interested parties to develop a mutual understanding of environmental issues, needs and expectations, including regularly reporting Ero Copper's water use, energy use and greenhouse gas emissions as well as climate-related risks and opportunities to its stakeholders. The Environmental, Health, Safety and Sustainability Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, at the expense of the Company. DISCLOSURE COMMITTEE The Company has established a Disclosure Committee currently comprised of the Executive Chairman of the Board, President and CEO, and EVP and CFO, to ensure the provision of accurate and timely communication of important information to our shareholders. The Board has adopted a Disclosure Policy to provide guidance to the Disclosure Committee. The full text of the Disclosure Policy is available on our website at www.ero.com. 95

ADDITIONAL COMPANY INFORMATION VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES The authorized voting share capital of Ero consists of an unlimited number of Shares without par value. As of the date of this Circular, there were 104,277,968 Shares issued and outstanding. The Shares are currently listed and traded on the TSX and the NYSE, both under the symbol “ERO”. As at the date of this Circular, to the knowledge of the directors and executive officers of the Company, no one person or entity beneficially owns or exercises direction or control over, directly or indirectly, more than 10% of the Shares, except the following: Name of Shareholder(1) Shares Owned, Controlled or Directed, Directly or Indirectly Percentage of Outstanding Shares(2) FIL Limited(3) 10,466,217 10.03% Note: (1) Based on the shareholder's filings under the Company's profile on SEDAR+ at www.sedarplus.ca/home and/or on EDGAR at www.sec.gov. (2) The figures in this column have been calculated on a non-diluted basis. (3) FIL Limited may include FIL Limited and certain of its affiliates as well as Fidelity Investments Canada ULC. INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS No current or former directors, executive officers or employees of the Company or any of its subsidiaries, no Nominee, and no associate of any such director, executive officer or Nominee is, as at the date hereof, or has been, during the financial year ended December 31, 2025, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise or indebted to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS No director or executive officer of the Company or any of its subsidiaries, Nominee, shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued Shares, or any associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any transaction since January 1, 2025, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries. MANAGEMENT CONTRACTS Management functions of the Company and its subsidiaries are not, to any substantial degree, performed other than by the directors or executive officers of the Company and its subsidiaries. 96

SHAREHOLDER ENGAGEMENT The Board and management of Ero believe in the importance of communicating with our shareholders, as open and constructive dialogue can improve Board and management effectiveness and improve corporate performance. Ero communicates with shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports, press releases, annual information form, annual report, sustainability report and other public disclosure, website and industry conferences. Ero also holds quarterly earnings teleconference calls, where attendees, including our shareholders and stakeholders, have an equal opportunity to ask questions of management at the end of each call. Ero also communicates with our shareholders on an annual basis through its management information circular, including this Circular, which provides information about the Board, individual directors, Ero’s governance policies and practices and executive officer and non- executive director compensation policies and practices, and through annual shareholder meetings. Shareholders, employees and others can communicate directly with the Board by writing to the Executive Chairman or the Lead Director c/o the Executive Vice President, General Counsel and Corporate Secretary, Ero Copper Corp., 625 Howe Street, Suite 1050, Vancouver, British Columbia, Canada, V6C 2T6 or by e-mail at info@ero.com. FOR MORE INFORMATION ON ERO Additional information regarding Ero, including financial information that is provided in our audited consolidated financial statements and MD&A for the financial year ended December 31, 2025, is available on our website at www.ero.com or under our profile on SEDAR+ at www.sedarplus.ca/home and on EDGAR at www.sec.gov. Securityholders may also contact the Executive Vice President, General Counsel and Corporate Secretary of the Company by phone at (604) 449-9236 or by e-mail at info@ero.com to request copies of these documents free of charge. DIRECTORS' APPROVAL The contents of the Circular and the sending thereof to the shareholders of the Company have been approved by the Board. BY ORDER OF THE BOARD OF DIRECTORS /s/ David Strang David Strang Executive Chairman Vancouver, British Columbia May 8, 2026 97

APPENDIX “A” ERO COPPER CORP. AMENDED AND RESTATED STOCK OPTION PLAN Effective May 7, 2020 As Amended April 26, 2023 and June 29, 2026 (See attached) A-1

A-2 ERO COPPER CORP. AMENDED AND RESTATED STOCK OPTION PLAN Effective May 7, 2020 As Amended April 26, 2023 and June 29, 2026 Article 1 Introduction and Interpretation 1.1 Purpose The purpose of the Plan is to provide an incentive to the officers, employees, Consultants and other personnel of the Corporation or any of its subsidiaries to achieve the longer- term objectives of the Corporation; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation; and to attract to and retain in the employ of the Corporation or any of its subsidiaries, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation. 1.2 Definitions In this Plan, the following terms have the following meanings: (a) “Administrative Agreement” has the meaning set forth in Section 2.2(a); (b) “affiliate” and “associate” have the meanings set forth in the Securities Act (British Columbia); (c) “Aggregate Insider Limit” has the meaning set forth in Section 4.5(a); (d) “Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and Stock Exchange Rules; (e) “Approval Date” has the meaning set forth in Section 4.1(b); (f) “Blackout Period” means a period of time during which the Optionee cannot exercise an Option, or sell Shares, due to applicable policies of the Corporation in respect of insider trading; (g) “Board” means the board of directors of the Corporation as constituted from time to time;

A-3 (h) “Business Day” any day that is not a Saturday, Sunday or holiday (as defined in the Interpretation Act (Canada)) in Vancouver, British Columbia; (i) “Change of Control” includes: (i) the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of voting securities of the Corporation which, together with any other voting securities of the Corporation held by such person or company or persons or companies, constitute, in the aggregate, more than fifty percent (50%) of all outstanding voting securities of the Corporation; (ii) an amalgamation, arrangement or other form of business combination of the Corporation with another company which results in the holders of voting securities of that other company holding, in the aggregate, fifty percent (50%) or more of all outstanding voting securities of the Corporation (including a merged or successor company) resulting from the business combination; (iii) the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than in the ordinary course of business of the Corporation or to a related entity; or (iv) any other transaction that is deemed to be a “Change of Control” for the purposes of this Plan by the Board in its sole discretion. (j) “Committee” means the Compensation Committee for the Board, or such other persons as are designated by the Board, provided, however, that if no Compensation Committee is in existence at any particular time and the Board has not appointed another committee of the Board to administer the Plan, all references to the Plan to “Committee” shall at such time be in reference to the Board; (k) “Consultant” means a person, other than an employee, executive officer, or director of the Corporation or of a related entity of the Corporation, that (a) is engaged to provide services to the Corporation or a related entity of the Corporation, other than services provided in relation to a distribution, for an initial, renewable or extended period of twelve months or more, (b) provides the services under a written contract with the Corporation or a related entity of the Corporation, and (c) spends or will spend a significant

A-4 amount of time and attention on the affairs and business of the Corporation or a related entity of the Corporation; (l) “Corporation” means Ero Copper Corp. and its successors and assigns, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board or the Committee; (m) “Effective Date” means May 7, 2020; (n) “Eligible Person” means any director, officer, employee, Consultant or other personnel of the Corporation (including any subsidiary of the Corporation); (o) “Exchange” means, collectively, the Toronto Stock Exchange, any successor thereto and any other stock exchange, inter-dealer quotation network or other organized trading facility through which the Shares trade or are quoted from time to time; (p) “Exercise Price” means the price per Share at which the Optionee is entitled to purchase the underlying Share or Shares in the Corporation, subject to any adjustments pursuant to Section 7.2; (q) “Expiry Date” means the date designated by the Board at the time of grant on which the Option expires and is of no further force and effect, except in accordance with the provisions related to a Blackout Period described in Section 4.1(c); (r) “Fair Market Value” means, with respect to any particular date, the volume weighted average trading price of the Shares on the Toronto Stock Exchange for the five (5) trading days immediately preceding the relevant date (or on any such other stock exchange, inter-dealer quotation network or other organized trading facility on which the Shares trade or are quoted from time to time). If the Shares are suspended from trading or have not traded on the Toronto Stock Exchange or another stock exchange, inter- dealer quotation network or other organized trading facility for an extended period, the Fair Market Value will be the fair market value of the Shares as determined by the Board in its sole discretion acting in good faith; (s) “Individual Limit” has the meaning set forth in Section 4.4; (t) “Insider” means an insider of the Corporation, as defined in the Securities Act (British Columbia), and any associate or affiliate of any such insider;

A-5 (u) “Long-Term Disability” means a circumstance whereby the Corporation is able and elects, either under the terms of an employment contract or at common law, to terminate or consider frustrated the employment of an Optionee due to the Optionee’s long-term disability; (v) “Notice of Grant of Options” means a written notice from the Corporation to the Optionee evidencing a grant of Options made pursuant to the Plan; (w) “Option” means an option to purchase a Share granted under the Plan; (x) “Optionee” means an Eligible Person to whom an Option has been granted; (y) “Plan” means the Ero Copper Corp. Amended and Restated Stock Option Plan, including all Schedules hereto, as amended and restated from time to time in accordance with its terms; (z) “Plan Administrator” means the person or corporation appointed by the Corporation under Section 2.2 to provide administrative services in respect of the Plan; (aa) “Retirement” means a resignation from employment with the Corporation by an Optionee in circumstances the Committee, acting reasonably, deems to constitute retirement from employment, and not resignation to obtain alternate employment; (bb) “Security Based Compensation Arrangements” has the meaning ascribed thereto in Part VI of the Company Manual of the Toronto Stock Exchange, as amended from time to time; (cc) “Shares” means a common share in the capital of the Corporation and any other share that may be added thereto or substituted therefore as a result of amendments to the articles of the Corporation, reorganization or otherwise, including any rights that form a part of the common share or substituted share; (dd) “Stock Exchange Rules” means the applicable rules of the Exchange; (ee) “subsidiary” has the meaning set forth in the Securities Act (British Columbia); (ff) “Successor Corporation” has the meaning set forth in Section 7.4; (gg) “Transaction” has the meaning set forth in Section 7.1; and

A-6 (hh) “U.S. Securities Act” means the United States Securities Act of 1933, as amended. 1.3 Construction and Interpretation (a) In this Plan, all references to the masculine include the feminine; references to the singular shall include the plural and vice versa, as the context shall require. (b) The headings of all articles, sections and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan. References to “Article” “Section” or “Paragraph” mean an article, section or paragraph contained in the Plan unless expressly stated otherwise. (c) In this Plan, “including” and “includes” mean including or includes, as the case may be, without limitation. The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof. (d) Whenever the Board or, where applicable, the Committee or any sub- delegate of the Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board, the Committee or sub-delegate of the Committee, as the case may be. 1.4 Effective Date The Plan shall be effective as of the Effective Date and Options may be granted immediately thereafter, subject to receipt of all regulatory approvals. The Committee shall review and confirm the terms of the Plan from time to time. Article 2 Plan Administration 2.1 Administration The Plan shall be administered by the Committee. Subject to the general purposes, terms and condition of the Plan, and to the direction of the Board, the Committee shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, all acting reasonably and in good faith and subject to and not inconsistent with the express provisions of this Plan. Where the Board

A-7 has delegated a power or authority to the Committee, any reference to the Board in this Plan shall be deemed to be a reference to the Committee. The powers and duties of the Committee include, without limitation, the following: (a) the authority to grant Options; (b) to determine the number of Shares subject by each Option; (c) to determine the Exercise Price of each Option, subject to the provisions of this Plan; (d) to determine the Eligible Persons to whom, and the time or times at which, Options shall be granted; (e) to determine the time or times when Options will be granted, vested and exercisable (including any determination to accelerate the vesting of any Options granted hereunder) and determine the Expiry Date of an Option; (f) to determine if the Shares that are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option; (g) to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan; (h) to interpret and construe the Plan and to determine all questions arising out of the Plan and any Option granted pursuant to the Plan (and any such interpretation, construction or determination made by the Committee shall be final, binding and conclusive for all purposes on the Corporation and the Optionee); (i) to determine and prescribe the terms and provisions of Notices of Grant of Options (which need not be identical) provided in connection with grants of Options and the form of documents or processes in respect of the exercise of Options; (j) to make all other determinations deemed necessary or advisable for the administration of the Plan; and (k) to appoint, in accordance with Section 2.2, one or more persons or corporations to perform the duties of the Plan Administrator under the Plan. Without limiting the discretion conferred on the Committee pursuant to this Section 2.1, the Committee’s decision to approve the grant of an Option to an Eligible Person in any

A-8 period shall not require the Committee to approve the grant of an Option to any Eligible Person in any other period; nor shall the Committee’s decision with respect to the size or terms and conditions of an Option grant in any period require it to approve the grant of Options of the same or similar size or with the same or similar terms and conditions to any Eligible Person in any other period. The Committee shall not be precluded from approving the grant of an Option to any Eligible Person solely because such Eligible Person may previously have been granted an Option under this Plan or any other similar compensation arrangement of the Corporation. 2.2 Agreements (a) The Corporation may enter into an agreement or agreements with a person or corporation to perform the duties of the Plan Administrator as set out in this Plan (each, an “Administrative Agreement”). (b) The Corporation shall have the right at any time and from time to time, to remove from office the Plan Administrator under the Plan and to appoint another Plan Administrator in its stead in accordance with the terms of the relevant Administrative Agreement. 2.3 Shares Subject to Plan Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance under this Plan, subject to adjustment or increase of such number pursuant to the provisions of Section 7.2, and in combination with the aggregate number of Shares which may be issuable under any other Security Based Compensation Arrangement adopted by the Corporation, shall not exceed six percent (6%) of the number of issued and outstanding Shares (on a non-diluted basis) at the relevant time. Provided that such maximum number of Shares is not exceeded, following the exercise, expiration, cancellation or other termination of any Options under the Plan, a number of Shares equal to the number of Options or rights so exercised, expired, cancelled or terminated shall automatically become available for issuance in respect of Options that may subsequently be granted under the Plan. No fractional Shares may be purchased or issued under the Plan. In the event the number of Shares to be issued upon the exercise of an Option is a fraction, the Optionee will receive the next lowest whole number of Shares and will not receive any other form of compensation (cash or otherwise) for the fractional interest. 2.4 Conditions to Grant or Exercise The Committee may, in its discretion, require as conditions to the grant or exercise of any Option, that the Optionee shall have:

A-9 (a) represented, warranted and agreed in form and substance satisfactory to the Corporation that he, she or it is acquiring and will acquire such Option and the Shares to be issued upon the exercise thereof or, as the case may be, is acquiring such Shares, for his, her or its own account, for investment and not with a view to or in connection with any distribution, that he, she or it has had access to such information as is necessary to enable him or her to evaluate the merits and risks of such investment and that he or she is able to bear the economic risk of holding such Shares for an indefinite period; (b) provided certain representations, warranties and certifications to the Corporation to satisfy the requirements of applicable securities laws, including, without limitation, exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws; (c) agreed to restrictions on transfer in form and substance satisfactory to the Corporation and to an endorsement on any option agreement or certificate representing the Shares making appropriate reference to such restrictions; and (d) agreed to indemnify the Corporation in connection with the foregoing. 2.5 Additional Requirements Any Option granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of applicable securities law, including, without limitation, the U.S. Securities Act, the United States Securities Exchange Act of 1934, as amended, applicable U.S. state securities laws, the rules and regulations promulgated thereunder, and the requirements of any stock exchange or consolidated stock price reporting system on which prices for the Shares are quoted at any given time.

A-10 Article 3 Plan Participation 3.1 Eligibility Options may be granted only to Eligible Persons as the Committee may determine, provided that no Eligible Person has any claim or right to be granted an Option. In determining the Eligible Persons to whom Options may be granted and the number of Options granted to any Eligible Person, the Committee may take into account such factors as it shall determine in its sole and absolute discretion. 3.2 Participation Participation in the Plan by Eligible Persons is voluntary. Article 4 Grant of Options 4.1 Grant of Options Subject to, and except as herein and as otherwise specifically provided for in this Plan, the number of Shares subject to each Option, the Exercise Price, the Expiry Date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Committee; provided, however, that: (a) the Expiry Date of an Option shall be no later than the date which is five years from the date of grant of such Option; (b) the date of grant of an Option shall be either the date on which such Option was approved by the Committee (the “Approval Date”), or, if the Approval Date was not a Business Day, then the Business Day immediately following the Approval Date, or if the Approval Date occurred during a Blackout Period applicable to the relevant Optionee, then the Business Day immediately following the expiry of the Blackout Period applicable to the relevant Optionee; and (c) notwithstanding Section 4.1(a), if the Expiry Date of an Option occurs during a Blackout Period applicable to the relevant Optionee, or within ten (10) Business Days after the expiry of a Blackout Period applicable to the relevant Optionee, then the Expiry Date for the Option shall be the date that is the tenth Business Day after the expiry of the Blackout Period (the “Blackout Expiry Date”).

A-11 4.2 Notice of Grant of Options Each Option granted under the Plan shall be subject to the terms and conditions of the Plan and evidenced by a Notice of Grant of Options and such other terms and conditions as the Committee, in its discretion, shall establish. The form of Notice of Grant of Options is attached hereto as Schedule “A”. 4.3 Exercise Price The Exercise Price for Shares that are subject to any Option shall in no circumstances be lower than the Fair Market Value, calculated in accordance with the terms of the Plan at the date of grant of the Option. 4.4 Restrictions on Number of Options to Individual Optionee Subject to Section 4.5, the number of Shares that may be issued to any individual Optionee under the Plan, in combination with the aggregate number of Shares which may be issuable under any other Security Based Compensation Arrangement adopted by the Corporation, within a one year period, shall not exceed four percent (4%) of the number of issued and outstanding Shares (on a non-diluted basis) at the date of grant of the Option (the “Individual Limit”). 4.5 Restrictions on Number of Options to Insiders and Non-Employee Directors Subject to regulatory approval and unless approved by the shareholders of the Corporation given by the affirmative vote of a majority of the votes cast at a meeting of shareholders of the Corporation, excluding the votes attached to Shares beneficially owned by Insiders to whom Options may be granted under the Plan, other than persons who are Insiders solely by virtue of being a director or senior officer of a subsidiary of the Corporation, and associates thereof: (a) the number of Shares issuable to Insiders as a group, at any time, under the Plan, or when combined with all of the other Security Based Compensation Arrangements adopted by the Corporation, shall not exceed six percent (6%) of the number of issued and outstanding Shares (on a non-diluted basis) at the date of grant of the Option (the “Aggregate Insider Limit”); (b) the number of Shares that may be issued to Insiders as a group, within any one-year period, under the Plan, or when combined with all of the other Security Based Compensation Arrangements adopted by the Corporation, shall not exceed the Aggregate Insider Limit; (c) the number of Shares that may be issued to any one Insider under the Plan, or when combined with all of the other Security Based

A-12 Compensation Arrangements adopted by the Corporation, shall not exceed the Individual Limit; and (d) the Fair Market Value of Options that may be granted to each non- employee director of the Corporation within any one-year period under the Plan shall not exceed $100,000. Notwithstanding the foregoing, the Fair Market Value of Options that may be granted to each non-employee director of the Corporation within any one-year period under the Plan, or when combined with all of the other Security Based Compensation Arrangements adopted by the Corporation, shall not exceed $150,000. Article 5 Exercise of Options 5.1 Exercise Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Plan Administrator or, if no Plan Administrator is appointed pursuant to the Plan, to the Corporation, a written notice of exercise specifying the number of Shares with respect to which the Options are being exercised and accompanied by payment in full, by way of cash, cheque or other form of payment acceptable to the Corporation, of (a) the Exercise Price of the Shares to be purchased and (b) an amount for any tax withholding or remittance obligations of the Optionee or the Corporation arising under Applicable Law (or by entering into some other arrangement acceptable to the Corporation). Certificates or other evidence of ownership for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment. If, as and when any Shares have been duly purchased and paid for under the terms of an Option, and all conditions relating to the exercise of an Option have been fulfilled to the satisfaction of the Committee, such Shares shall be conclusively deemed allotted and issued as fully paid and non-assessable Shares at the price paid therefor. Notwithstanding the above, the Corporation may implement (or cause to have implemented) such systems and procedures (including systems and procedures operated by the Plan Administrator) from time to time to facilitate the exercise of Options pursuant to this Plan and shall provide Optionees with all necessary details regarding such systems and procedures to facilitate the exercise of Options from time to time in accordance with their terms. Notwithstanding any of the provisions of the Plan, any Notice of Grant of Options or any Option, the Corporation’s obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

A-13 (a) completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (b) the admission of such Shares to listing on any stock exchange on which the Shares may then be listed; (c) the receipt from the Optionee of such representations, warranties, agreements and undertakings, as the Corporation determines is necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and (d) the satisfaction of any conditions on exercise prescribed pursuant to the provisions hereof. 5.2 Net Settlement of Options Subject to the provisions of the Plan and, upon prior approval of the Committee, once an Option has vested and become exercisable an Optionee may elect, in lieu of exercising such Option, to exercise such Option by surrendering such Option in exchange for the issuance of Shares equal to the number determined by dividing (a) the difference between the Fair Market Value (calculated as at the date of settlement) and the Exercise Price of such Option by (b) the Fair Market Value (calculated as at the date of settlement). An Option may be surrendered and disposed of pursuant to this Section 5.2 from time to time by delivery to the Plan Administrator or, if no Plan Administrator is appointed pursuant to the Plan, to the Corporation, at its head office or such other place as may be specified by the Plan Administrator or the Corporation, as the case may be, of (a) a written notice specifying that the Optionee has elected to effect such a net settlement of such Option and the number of Options to be exercised and (b) the payment of an amount for any tax withholding or remittance obligations of the Optionee or the Corporation arising under Applicable Law (or by entering into some other arrangement acceptable to the Corporation). The Corporation will not be required, upon the net settlement of any Options pursuant to this Section 5.2, to issue fractions of Shares or to distribute certificates which evidence fractional Shares. In the event the number of Shares to be issued upon the net settlement of an Option is a fraction, the Optionee will receive the next lowest whole number of Shares and will not receive any other form of compensation (cash or otherwise) for the fractional interest. Upon exercise of the foregoing, the number of Shares underlying the Options disposed of shall be deducted from the number of Shares reserved for issuance under the Plan. 5.3 Blackout Period No Option shall be exercised pursuant to this Article 5 during a Blackout Period.

A-14 Article 6 Termination of Employment 6.1 No Right to Exercise After Termination Subject to Sections 6.2, 6.3 and 6.4 hereof, or to any express resolution or other determination by the Board with respect to an Option or the terms of any Notice of Grant of Options, an Option, and all rights to purchase Shares pursuant thereto, shall expire and terminate immediately upon the Optionee ceasing to actively provide services to the Corporation in his or her capacity as a director, an officer, employee or Consultant of the Corporation, as the case may be. 6.2 Termination Other than for Retirement, Long-Term Disability, Death or Just Cause Subject to any express resolution or other determination by the Committee with respect to an Option or the terms of any Notice of Grant of Options, if, before the Expiry Date of an Option, the employment of the Optionee by the Corporation is terminated by either party for any reason whatsoever, other than death, Retirement, Long-Term Disability or termination for cause, such Option may, subject to the terms thereof (including the vesting provisions thereof) and any other terms of the Plan, be exercised by the Optionee, at any time within sixty (60) days of the termination of such Optionee’s active employment or other service with the Corporation, but in any case prior to the Expiry Date of the Option in accordance with the terms thereof and only to the extent the Optionee was entitled to exercise the Option on the date of termination. For greater certainty, the termination of active employment shall be the last day an Eligible Person provides actual service to the Corporation pursuant to a written notice of termination and does not include any subsequent common law or contractual notice period. 6.3 Termination Due to Retirement or Long-Term Disability If, before the Expiry Date of an Option in accordance with the terms thereof, the employment of the Optionee by the Corporation is terminated by reason of Retirement or as a result of Long-Term Disability, unless the Committee determines otherwise, all Options held by such Optionee which have vested in accordance with their terms may be exercised at any time within one year following the date of Retirement or termination of the Optionee as a result of a Long-Term Disability or prior to the Expiry Date, whichever is earlier. Options held by an Optionee whose employment has been terminated by reason of Retirement or as a result of Long-Term Disability shall continue to vest in accordance with their terms until the earlier of the date which is one year following the date of Retirement or termination of the Optionee as a result of Long-Term Disability and the Expiry Date.

A-15 6.4 Death of the Optionee If, before the Expiry Date of an Option in accordance with the terms thereof, the employment of the Optionee by the Corporation is terminated by reason of death, unless the Committee determines otherwise, all outstanding Options held by such Optionee shall become fully vested and may be exercised by the legal personal representative(s) of the estate of the Optionee (including such part, if any, thereof which, but for this Section 6.4, would not otherwise be able to be exercised) at any time within one year following the date of death of the Optionee or prior to the Expiry Date, whichever is earlier, and only to the extent the Option was entitled to exercise the Option on the date of death. 6.5 No Right of Transfer Subject to Section 6.4 in the case of the death of an Optionee, an Option granted to an Optionee, and the right to receive Shares pursuant thereto, is personal to such Optionee. Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of an Option, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Option whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Option shall terminate and be of no further force or effect. 6.6 Transfer Not Termination for Plan Purposes A transfer of employment or services between the Corporation and a subsidiary or affiliate of the Corporation or between subsidiaries or affiliates of the Corporation shall not be considered an interruption or termination of the employment of an Optionee by the Corporation for any purpose of the Plan, and Options shall not be affected by any such transfer of employment or services. 6.7 Change in Employment Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director, an officer or Consultant of the Corporation where the Optionee at the same time continues to be an Eligible Person. Article 7 Business Combinations and Certain Adjustments 7.1 Business Combinations Subject to Section 7.3, if, during the term of an outstanding Option, the Corporation completes any transaction which results in a Change of Control (referred to as a “Transaction”) all unvested Options shall vest, and if within ninety (90) days or such

A-16 other period of time that the Committee determines following the date of the completion of the Transaction an event or events that would constitute a “constructive dismissal” (as such term is defined pursuant to the common law) occur with respect to an Optionee, and within ninety (90) days or such other period of time that the Committee determines following the date of such “constructive dismissal” such Optionee’s employment with the Corporation is terminated (whether at the discretion of the Optionee or otherwise): (a) each exercisable Option then held by the Optionee shall remain exercisable for a period of ninety (90) days or such other period of time that the Committee determines from the date of such termination of employment, but not later than the end of the Expiry Date, and thereafter any such Option shall expire; and (b) each non-exercisable Option then held by the Optionee shall become exercisable upon such termination of employment and shall remain exercisable for a period of ninety (90) days or such other period of time that the Committee determines from the date of such termination of employment, but not later than the end of the Expiry Date, and thereafter any such Option shall expire. Notwithstanding the foregoing, with respect to any performance-based Options granted under the Plan, vesting of an Option shall be dependent on achievement of the applicable performance criteria as of the date of the completion of the Transaction and/or be prorated to the date of the completion of the Transaction, as applicable. 7.2 Adjustments Appropriate adjustments regarding Options granted or to be granted, in the number of Shares optioned and in the Exercise Price, shall be made by the Committee to give effect to adjustments in the number of Shares resulting from subdivisions, consolidations or reclassifications of the Shares, or other relevant changes in the Corporation. The appropriate adjustment in any particular circumstance shall be conclusively determined by the Committee in its sole discretion, subject to the direction of the Board, approval by the shareholders of the Corporation and to acceptance by the Exchange, respectively, if applicable. 7.3 No Limitation on Ability to Accelerate Nothing in this Article 7 shall in any way affect or derogate from the ability of the Committee to accelerate the vesting of Options at any time in its sole discretion as provided for in Section 2.1(e).

A-17 7.4 Other Adjustments If at any time after the grant of an Option to any Optionee and prior to the Expiry Date of such Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 7.2 or, subject to the provisions of Section 7.1 hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”) the Optionee shall be entitled to receive upon the subsequent exercise of his, her or its Option in accordance with the terms hereof and shall accept in lieu of the number of Shares to which he, she or it was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) and/or other consideration from the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or, subject to the provisions of Section 7.1 hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change or the effective date of such consolidation, merger or amalgamation, as the case may be, he or she had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise. Article 8 Clawback of Incentive Compensation All Options granted under the Plan, and any gains realized upon exercise thereof, are subject to the Corporation’s Incentive Compensation Clawback Policy, as adopted by the Board and amended from time to time. Article 9 Amendment or Termination of the Plan 9.1 Amendment and Termination of the Plan Subject to Sections 9.2, 9.3 and 9.4, the Board may, at any time and from time to time, without the approval of the holders of Shares or any other voting securities of the Corporation, suspend, discontinue or amend the Plan or an Option. 9.2 Amendments Requiring Shareholder Approval To the extent required by the Stock Exchange Rules, notwithstanding Section 9.1, the Board may not, without the approval of the holders of a majority of Shares and other voting securities of the Corporation present and voting in person or by proxy at a meeting of shareholders of the Corporation, amend the Plan or an Option to:

A-18 (a) increase the maximum number of Shares issuable, as a fixed percentage of the issued and outstanding Shares pursuant to the Plan; (b) make any amendment that would reduce the Exercise Price of an outstanding Option (including a cancellation and reissue of an Option that constitutes a reduction of the Exercise Price); (c) make any amendments to the non-employee director participation limits set forth in Section 4.5(d) hereof; (d) extend the Expiry Date of any Option granted under the Plan beyond the Expiry Date of the Option determined at the date of grant in accordance with the Plan, except as provided for in Section 4.1 with respect to an Expiry Date that occurs during a Blackout Period; (e) changing the categories of individuals contained in the definition of “Eligible Person” who are eligible to participate in the Plan, including where such change may introduce, re-introduce, broaden or increase the participation of non-employee directors under the Plan; or (f) amend the Plan to permit the transfer or assignment of Options, except to permit a transfer to a family member, an entity controlled by the holder of the Options or a family member, a charity or for estate planning or estate settlement purposes. unless the change to the Plan or an Option results from the application of Article 7. 9.3 No Adverse Effect Unless an Optionee otherwise agrees, the Board may not suspend, discontinue or amend the Plan or amend any outstanding Option in a manner that would materially and adversely alter or impair any Option previously granted to an Optionee under the Plan, and any such suspension, discontinuance or amendment of the Plan or amendment to an Option shall apply only in respect of Options granted on or after the date of such suspension, discontinuance or amendment. No suspension, discontinuance or amendment of the Plan or amendment of an Option may contravene the requirements of the Exchange or any securities commission or regulatory body to which the Plan, the Option or the Corporation is now or may hereafter be subject. 9.4 No Amendment to Article 9 The Board may not amend any provision of this Article 9 without the approval of the holders of a majority of Shares and other voting securities of the Corporation present and voting in person or by proxy at a meeting of shareholders of the Corporation.

A-19 Article 10 Accounts, Notices and Miscellaneous Provisions 10.1 Accounts and Statements The Plan Administrator (or if none is appointed, the Corporation) shall maintain records of the details of each Option granted to each Optionee under the Plan. Upon request therefor from an Optionee and at such other times as the Corporation shall determine, the Plan Administrator (or if none is appointed, the Corporation) shall furnish the Optionee with a statement setting forth details of his, her or its Options. Such statement shall be deemed to have been accepted by the Optionee as correct unless written notice to the contrary is given to the Plan Administrator (or if none is appointed, the Corporation) within ten (10) days after such statement is given to the Optionee. 10.2 Notices Any payment, notice, statement, certificate or other instrument required or permitted to be given to an Optionee or any person claiming or deriving any rights through him shall be given by: (a) delivering it personally to the Optionee or the person claiming or deriving rights to the Optionee, as the case may be; (b) mailing it, postage paid (provided that the postal service is then in operation) or delivering it to the address which is maintained for the Optionee in the Corporation’s personnel records; or (c) facsimile, e-mail or other similar means of electronic communication. 10.3 Address Any payment, notice, statement, certificate or instrument required or permitted to be given to the Plan Administrator or the Corporation, as the case may be, shall be given by mailing it, postage prepaid (provided that the postal service is then in operation) or delivering it to the Plan Administrator or the Corporation, as the case may be, at the following address: Ero Copper Corp. Suite 1050, 625 Howe Street Vancouver, British Columbia V6C 2T6

A-20 Attention: Executive Vice President and Chief Financial Officer Facsimile: (604) 398-3767 10.4 Date of Delivery Any payment, notice, statement, certificate or instrument referred to in Sections 10.2 or 10.3, if delivered, shall be deemed to have been given or delivered, on the date on which it was delivered; if faxed, e-mailed or sent by other means of recorded electronic communication, shall be deemed to have been given or delivered, on the date of faxing, e-mailing or sending by other means of electronic communication, provided that such date is a Business Day and the communication is so faxed, e-mailed or sent before 4:30 p.m. on such date at the place of receipt, otherwise, such communication shall be deemed to have been given and delivered on the next following Business Day; or, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second Business Day following the date on which it was mailed. 10.5 Shareholder and Regulatory Approval The Plan (and any amendments thereto as required under Article 9) shall be subject to such future approvals of the shareholders of the Corporation and any stock exchange upon which the Shares trade from time to time as may be required under the terms of the Plan or such stock exchange from time to time. Any Options granted on terms requiring such approval shall be conditional upon such approval being given and no such Options may be exercised until such approval is given. 10.6 Withholding Taxes Notwithstanding anything else in this Plan, the Corporation and its subsidiaries may take such steps as are considered necessary or appropriate for the withholding of any taxes and other statutory deductions which the Corporation or its subsidiary, as applicable, is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Option including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment to an Eligible Person, until such time as the Eligible Person has paid the Corporation for any amount which the Corporation is required to withhold with respect to such taxes or other statutory deductions. Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan which provide for the sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under the provisions of the Plan to satisfy withholding obligations under the Plan or require, as a condition to the issuance of Shares hereunder, that an Eligible Person remit an amount to the Corporation or a subsidiary thereof in advance, or reimburse the Corporation or a subsidiary thereof, in respect of any such withholding obligations.

A-21 10.7 U.S. Tax Considerations The terms of the Plan and Options granted hereunder to Eligible Persons subject to taxation under the United States Internal Revenue Code of 1986, as amended, shall be determined by taking into consideration Schedule B to the Plan setting forth special provisions applicable to such persons. 10.8 No Right of Ownership Any holder of an Option shall not possess any rights of ownership as a shareholder of the Corporation with respect to any of the Shares covered by such Option including, for greater certainty and without limitation, the right to receive dividends on such Shares and the right to exercise voting rights in respect of such Shares, until such holder shall have exercised such Option in accordance with the terms of the Plan and the issuance of the Shares by the Corporation. 10.9 No Right of Continued Employment Nothing in the Plan, any Notice of Grant of Options or any Option shall confer upon any Optionee any right to continue in the employ of the Corporation or any of its subsidiaries or affect in any way the right of the Corporation or any of its subsidiaries to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or any expression of intent, on the part of the Corporation or any of its subsidiaries to extend the employment of any Optionee beyond the time that he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any of its subsidiaries, or any present or future retirement policy of the Corporation or any of its subsidiaries, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment of the Corporation or any of its subsidiaries. 10.10 Expenses All expenses in connection with the administration of the Plan shall be borne by the Corporation. 10.11 Governing Law This Plan shall be governed by, construed and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. 10.12 Severability If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

A-22 SCHEDULE “A” NOTICE OF GRANT OF STOCK OPTIONS TO: [●] (the “Optionee”) FROM: ERO COPPER CORP. (the “Corporation”) DATE: [●] The Corporation hereby notifies the Optionee as follows: 1. The Corporation hereby grants to the Optionee, subject to the terms and conditions set forth in this Notice and the stock option plan of the Corporation (the “Plan”), the right to purchase the following number of common shares in the capital of the Corporation (the “Shares”) at the following exercise price on or after the following vesting date(s) and prior to the close of business on the following expiry date: #of Shares Exercise Price Vesting Date(s) Expiry Date [●] $[●] [●] [●] 2. On the close of business on the expiry date set forth in Paragraph 1 above, the stock option granted hereby shall expire and automatically terminate and be of no further force and effect. 3. The Optionee acknowledges receipt of a copy of the Plan and hereby agrees that the terms and conditions of the Plan shall govern the stock option granted hereby, including all amendments or adjustments pursuant to the Plan or otherwise consented to by the Optionee. 4. All stock options granted pursuant to the Plan and reflected in this Notice shall be personal to the Optionee and shall not be assignable or otherwise transferable except by will or the laws of descent and distribution. ERO COPPER CORP. By: Title:

A-23 SCHEDULE “B” Special Provisions Applicable to Optionees Subject to taxation under the United States Internal Revenue Code This special appendix sets forth special provisions of the Plan that apply to Optionees subject to taxation under the United States Internal Revenue Code of 1986, as amended. 1. Definitions For purposes of this Schedule “B”: 1.1 “Code” means the United States Internal Revenue Code of 1986, as amended. 1.2 “Section 409A” means Section 409A of the Code and any applicable regulatory guidance issued thereunder. 1.3 “US Optionee” means an Optionee whose compensation from the Corporation or its subsidiaries is subject to taxation under the Code. 2. Compliance with Section 409A 2.1 In General. Notwithstanding any provision of the Plan to the contrary, it is intended that with respect to any US Optionee, such US Optionee’s participation in the Plan shall be exempt from Section 409A and in a manner which does not subject the US Optionee’s interests in the Plan to accelerated or additional tax under Section 409A (and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A). If any grant to a US Optionee or exercise, dividend or distribution hereunder could cause the application of accelerated or additional tax under Section 409A, such grant, exercise, dividend or distribution shall be deferred if and to the extent deferral will make such grant, exercise, dividend or distribution compliant with Section 409A; otherwise such grant, exercise, dividend or distribution shall be restructured, to the extent possible, in a manner determined by the Committee that does not cause such an accelerated or additional tax. Each US Optionee is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Optionee in connection with the Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any of its affiliates shall have any obligation to indemnify or otherwise hold such US Optionee (or any beneficiary) harmless from any or all of such taxes or penalties. 2.2 Modification of Options. Notwithstanding any provision of the Plan to the contrary and with respect to any US Optionee, no Option may be extended

A-24 beyond the Blackout Expiry Date and in no event following the 10th anniversary of the date of grant. 2.3 Exercise Price: Notwithstanding any other provision of the Plan, so long as at the time of the grant of an Option the Shares are “readily tradable” as determined under United States Treasury Regulation Section 1.409A-1(b)(5)(vi)(G), the Exercise Price shall in no circumstances be lower than the Fair Market Value, calculated in accordance with the terms of the Plan at the date of grant of the Option, and if at the time of grant the Shares are not “readily tradable” as determined under United States Treasury Regulation Section 1.409A-1(b)(5)(vi)(G), the Exercise Price shall be determined by the reasonable application of a reasonable valuation method in accordance with Treasury Regulation Section 1.409A-1(b)(5)(iv)(B). 3. Adjustments to Options. 3.1 Notwithstanding the Plan or any provision of the Notice of Grant of Options to the contrary, in connection with any adjustment to the Options, the number of Shares deliverable on the exercise of an Option held by a US Optionee and the Exercise Price of an Option held by a US Optionee shall be adjusted in a manner intended to keep the Options exempt from Section 409A. 4. Amendment of Appendix 4.1 The Committee shall retain the power and authority to amend or modify this Schedule “B” to the extent the Committee in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A. Such amendments may be made without approval of the shareholders of the Corporation or the approval of any individual Optionee.

APPENDIX “B” ERO COPPER CORP. AMENDED AND RESTATED SHARE UNIT PLAN Effective May 7, 2020 As Amended April 26, 2023 and June 29, 2026 (See attached) B-1

B-2 ERO COPPER CORP. AMENDED AND RESTATED SHARE UNIT PLAN Effective May 7, 2020 As Amended April 26, 2023 and June 29, 2026 Article 1 General Provisions 1.1 Purpose This Share Unit Plan is established as a vehicle by which equity-based incentives may be awarded to the employees, consultants, directors and officers of the Corporation, to recognize and reward their significant contributions to the long-term success of the Corporation including to align the employees’, consultants’ directors’ and officers’ interests more closely with the shareholders of the Corporation. 1.2 Definitions As used in the Plan, the following terms have the following meanings: (a) “Blackout Period” means a period of time imposed by the Corporation, pursuant to the Corporation’s policies, upon certain designated persons during which those persons may not trade in any securities of the Corporation; (b) “Board” means the Board of Directors of the Corporation; (c) “Business Day” means any day that is not a Saturday, Sunday or holiday (as defined in the Interpretation Act (Canada)) in Vancouver, British Columbia. (d) “Change of Control” means: (i) the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of voting securities of the Corporation which, together with any other voting securities of the Corporation held by such person or company or persons or companies, constitute, in the aggregate, more than fifty percent (50%) of all outstanding voting securities of the Corporation; (ii) an amalgamation, arrangement or other form of business combination of the Corporation with another company which results in the holders of voting securities of that other company holding, in the aggregate, fifty percent (50%)

B-3 or more of all outstanding voting securities of the Corporation (including a merged or successor company) resulting from the business combination; (iii) the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than in the ordinary course of business of the Corporation or to a related entity; or (iv) any other transaction that is deemed to be a “Change of Control” for the purposes of this Plan by the Board in its sole discretion. (e) “Code” means the United States Internal Revenue Code of 1986, as amended. (f) “Committee” means the Compensation Committee of the Board or such other persons designated by the Board to determine the grants of Share Units and administer this Plan; (g) “Common Share” means a common share in the capital of the Corporation; (h) “Consultant” means a person, other than an employee, executive officer, or director of the Corporation and/or of a Subsidiary of the Corporation, that (a) is engaged to provide services to the Corporation and/or a Subsidiary of the Corporation, other than services provided in relation to a distribution, for an initial, renewable or extended period of twelve (12) months or more, (b) provides the services under a written contract with the Corporation and/or a Subsidiary of the Corporation, and (c) spends or will spend a significant amount of time and attention on the affairs and business of the Corporation and/or a Subsidiary of the Corporation; (i) “Corporation” means Ero Copper Corp. and its successors and assigns; (j) “Deferred Payment Date” means the date for a Non-Canadian Eligible Person under the Plan after the Redemption Date and not later than the Non-Canadian Eligible Person’s Retirement Date which the Non-Canadian Eligible Person has elected to defer receipt of Common Shares; (k) “Director” means a non-Employee director of the Board of the Corporation and/or the board of directors of a Subsidiary of the Corporation; (l) “Dividend” means a dividend declared and payable on a Common Share in accordance with the Corporation’s dividend policy as the same may be amended from time to time (an “Ordinary Dividend”), and may, in the discretion of the Board, include a special or stock dividend (a “Special Dividend”), and may, in the discretion of the Board, include a Special Dividend declared and payable on a Common Share;

B-4 (m) “Eligible Person” means any Employee, Consultant, Director or Officer who is designated as an Eligible Person pursuant to Section 2.1; (n) “Employee” means an employee of the Corporation and/or a Subsidiary of the Corporation; (o) “Exchange” means, collectively, the Toronto Stock Exchange, any successor thereto and any other stock exchange or trading facilities through which the Common Shares trade or are quoted from time to time; (p) “Fair Market Value” means, with respect to any particular date, the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the five (5) trading days immediately preceding the relevant date (or on any such other stock exchange, inter-dealer quotation network or other organized trading facility on which the Common Shares trade or are quoted from time to time). If the Common Shares are suspended from trading or have not traded on the Toronto Stock Exchange or another stock exchange, inter-dealer quotation network or other organized trading facility for an extended period, the Fair Market Value will be the fair market value of the shares as determined by the Board in its sole discretion acting in good faith; (q) “Grant Agreement” has the meaning ascribed thereto in Section 2.5; (r) “Grant Date” means any date determined from time to time by the Board as a date on which a grant of Share Units will be made to one or more Eligible Persons under this Plan; (s) “Insider” means an insider of the Corporation, as defined in the Securities Act (British Columbia), and any associate or affiliate of any such insider; (t) “Non-Canadian Eligible Person” means an Eligible Person who is not, or has not, been resident, or deemed to be resident, in Canada at any time, and has not received his or her grant of Share Units as a result of employment carried on in whole or in part in Canada; (u) “Officer” means an officer of the Corporation that has been duly appointed by the Board and/or an officer of a Subsidiary of the Corporation that has been duly appointed by the board of directors of such Subsidiary; (v) “Performance Conditions” has the meaning ascribed thereto in Section 3.2; (w) “Plan” means this Share Unit Plan, as amended from time to time; (x) “Redemption Date” in respect of any Share Unit means a date to be selected by the Board following the date a Share Unit has become a Vested Share Unit, which shall

B-5 be within thirty (30) days following the Vesting Date, unless (i) except with respect to a Vested Share Unit held by a U.S. Taxpayer, an earlier date(s) has been approved by the Board as the Redemption Date in respect of such Vested Share Unit, or (ii) Section 4.1, 4.2, 7.2 is applicable, in which case the Redemption Date(s) in respect of such Vested Share Unit shall be the date(s) established as such in accordance with the applicable Section; (y) “Reorganization” means any declaration of any stock dividend (other than a Special Dividend in respect of which the Board, in its discretion, determines that Eligible Persons are to be credited pursuant to Section 3.8), stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than Ordinary Dividends) of the Corporation assets to shareholders or any other similar corporate transaction or event which the Board determines affects the Common Shares such that an adjustment is appropriate to prevent dilution or enlargement of the rights of Eligible Persons under this Plan; (z) “Retirement” in respect of an Eligible Person means the Eligible Person ceasing to be an Employee, Director, Consultant or Officer after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent; (aa) “Retirement Date” means the date an Eligible Person ceases to be an Employee, Consultant, Director, or Officer due to Retirement of the Eligible Person; (bb) “Share Unit” means one notional Common Share (without any of the attendant rights of a shareholder of such Common Share, including, without limitation, the right to vote such Common Share and the right to receive dividends thereon, except to the extent otherwise specifically provided herein) credited by bookkeeping entry to a notional account maintained by the Corporation in respect of an Eligible Person, in accordance with this Plan; (cc) “Subsidiary” has the meaning set out in the Securities Act (British Columbia); (dd) “TSX Rules” means the applicable rules of the Toronto Stock Exchange, as set out in the Toronto Stock Exchange Company Manual; (ee) “U.S. Taxpayer” means an Eligible Person who is at the relevant time subject to Section 409A of the Code; (ff) “Vested Share Unit” means any Share Unit which has vested in accordance with the terms of this Plan and/or the terms of any applicable Grant Agreement; and

B-6 (gg) “Vesting Date” means, in respect of any Share Unit, the date that the Share Unit becomes a Vested Share Unit. 1.3 Effective Date The Plan shall be effective May 7, 2020; provided that no Common Shares may be issued under the Plan until and unless all required Exchange, regulatory and shareholder approvals have been obtained with respect to the issuance of Common Shares hereunder. 1.4 Governing Law; Subject to Applicable Regulatory Rules The Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The provisions of the Plan shall be subject to the applicable by-laws, rules and policies of the Exchange and applicable securities legislation. Article 2 Eligibility and Participation 2.1 Eligibility This Plan applies to those Employees, Consultants, Directors and Officers whom the Committee designates as eligible for a grant of Share Units pursuant to Section 3.1 (an “Eligible Person”). The Committee shall make such a designation prior to each Grant Date. 2.2 Rights Under the Plan Subject to Article 4 and Article 6, an Eligible Person who has been granted Share Units shall continue to have rights in respect of such Share Units until such Share Units have been redeemed for Common Shares in accordance with this Plan. 2.3 Copy of the Plan The Corporation shall provide each Eligible Person with a copy of this Plan following the initial grant of Share Units to such Eligible Person and shall provide each Eligible Person with a copy of all amendments to this Plan. 2.4 Limitation on Rights Nothing in this Plan shall confer on any Employee, Consultant, Director or Officer any right to be designated as an Eligible Person or to be granted any Share Units. There is no obligation for uniformity of treatment of Eligible Persons or any group of Employees, Consultants, Directors, Officers or Eligible Persons, whether based on salary or compensation, grade or level or organizational position or level or otherwise. A grant of Share Units to an Eligible Person on one

B-7 or more Grant Dates shall not be construed to create a right to a grant of Share Units on a subsequent Grant Date. 2.5 Grant Agreements Each grant of Share Units shall be evidenced by a written agreement (a “Grant Agreement”) executed by the Eligible Person in substantially the form appended as Schedule A hereto. An Eligible Person will not be entitled to any grant of Share Units or any benefit of this Plan unless the Eligible Person agrees with the Corporation to be bound by the provisions of this Plan. By entering into an agreement described in this Section 2.5, each Eligible Person shall be deemed conclusively to have accepted and consented to all terms of this Plan and all bona fide actions or decisions made by the Committee. Such terms and consent shall also apply to and be binding on the legal representative, beneficiaries, heirs and successors of each Eligible Person. 2.6 Limits on Common Shares Issuable (a) The number of Common Shares which may be reserved for issuance under the Plan: (i) in combination with the aggregate number of Common Shares which may be issuable under any and all of the Corporation’s security based compensation arrangements in existence from time to time, including the Corporation’s Stock Option Plan, shall not exceed six percent (6%) of the total number of issued and outstanding Common Shares on a non-diluted basis, or such greater number of Common Shares as shall have been duly approved by the Committee and, if required by the TSX Rules or any other stock exchange on which the Common Shares of the Corporation may then be listed, and by the shareholders of the Corporation; and (ii) to any one Eligible Person within a twelve (12) month period shall not exceed two percent (2%) of the total number of issued and outstanding Common Shares on a non-diluted basis. (b) The number of Common Shares issuable to Insiders as a group, at any time, under the Plan, or when combined with all of the Corporation’s other previously established or proposed security based compensation arrangements, shall not exceed six percent (6%) of the total number of issued and outstanding Common Shares on a non-diluted basis. (c) The number of Common Shares that may be issued to Insiders as a group, within any one-year period, under the Plan, or when combined with all of the Corporation’s other previously established or proposed security based compensation arrangements, shall not exceed six percent (6%) of the total number of issued and outstanding Common Shares on a non-diluted basis.

B-8 (d) The number of Common Shares issuable to non-employee Directors as a group, under the Plan, shall not exceed one percent (1%) of the total number of issued and outstanding Common Shares on a non-diluted basis. (e) The Fair Market Value of the Common Shares, issuable to each non-employee Director within any one-year period under the Plan, shall not exceed $150,000. Notwithstanding the foregoing, the Fair Market Value of the Common Shares issuable to each non-employee Director within any one-year period under the Plan, or when combined with all of the Corporation’s other previously established or proposed security based compensation arrangements, shall not exceed $150,000. 2.7 No Fractional Shares No fractional Common Shares may be issued under the Plan. In the event the number of Common Shares to be issued upon the redemption of Share Units is a fraction, the respective Eligible Person will receive the next lowest whole number of Common Shares and will not receive any other form of compensation (cash or otherwise) for the fractional interest. Article 3 Share Units 3.1 Grant of Share Units On each Grant Date, the Committee shall designate Eligible Persons and determine the number of Share Units to be granted to each Eligible Person in the Committee’s sole discretion. 3.2 Performance Conditions At the time a grant of a Share Unit is made, the Committee may, in its sole discretion, establish such performance conditions for the vesting of Share Units as may be specified by the Committee in the applicable Grant Agreement (the “Performance Conditions”). Without limiting the generality of the foregoing, such Performance Conditions may include terms or conditions relating to: (a) the market price of the Common Shares; (b) the return to holders of Common Shares, with or without reference to other comparable companies; (c) the financial performance or results of the Corporation or a Subsidiary of the Corporation; (d) the achievement of Performance Conditions or other performance criteria relating to the Corporation or a Subsidiary of the Corporation;

B-9 (e) any other terms and conditions the Committee may in its sole discretion determine with respect to vesting or the acceleration of vesting; and (f) the Vesting Date. The Performance Conditions may relate to all or a portion of the Share Units in a grant and may be graduated such that different percentages (which may be greater or lesser than one hundred percent (100%)) of the Share Units in a grant will become vested depending on the extent of satisfaction of one or more Performance Conditions. The Committee may, in its discretion, subsequent to the Grant Date of a Share Unit, waive any such term or condition or determine that it has been satisfied subject to applicable law. Performance Conditions may differ for Share Units granted to any one Eligible Person or to different Eligible Persons. 3.3 Redemption of Share Units Unless redeemed earlier in accordance with this Plan, the Share Units of each Eligible Person will be redeemed on or about (but no later than thirty (30) days following) each applicable Vesting Date or, if applicable, at a later Deferred Payment Date(s), the Eligible Person will be entitled to receive and the Corporation will, subject to Section 3.7, issue to the Eligible Person a number of Common Shares equal to the number of Vested Share Units on the Redemption Date(s) or Deferred Payment Date(s), as the case may be, as determined by the Committee in its sole discretion. For greater certainty, Share Units are redeemable solely for Common Shares and no cash payment shall be made in respect of Share Units. 3.4 Deferred Payment Date Non-Canadian Eligible Persons may elect to defer the receipt of all or any part of their entitlement to Common Shares until a Deferred Payment Date. Elections made by U.S. Taxpayers to defer the receipt of all or any part of their entitlement to Common Shares until a Deferred Payment Date shall comply with timing of election requirements and the timing and form of payment requirements of United States Treasury Regulation Section 1.409A-2 and any successor provision. 3.5 Prior Notice of Deferred Payment Date Non-Canadian Eligible Persons who elect to set a Deferred Payment Date must give the Corporation written notice of one or more Deferred Payment Dates not later than thirty (30) days prior to the applicable Redemption Date(s); provided however, that in the case of a U.S. Taxpayer, such election must be made prior to the Grant Date of the Share Units to which the election relates. Non-Canadian Eligible Persons may change a Deferred Payment Date by providing

B-10 written notice to the Corporation not later than thirty (30) days prior to the Deferred Payment Date. 3.6 Blackout Period In the event the Redemption Date or, if applicable, the Deferred Payment Date, determined in accordance with the Plan occurs during a Blackout Period applicable to the relevant Eligible Person, then the Redemption Date or the Deferred Payment Date, as applicable, shall be the date that is the tenth Business Day after the expiry of the Blackout Period; provided, however, that in the case of a U.S. Taxpayer, the change in the Redemption Date or the Deferred Payment Date does not violate Section 409A of the Code. 3.7 Withholding Taxes The Corporation and its Subsidiaries may take such steps as are considered necessary or appropriate for the withholding of any taxes and other statutory deductions which the Corporation or its Subsidiary, as applicable, is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Common Share issued hereunder including, without limiting the generality of the foregoing, the withholding of the issue of Common Shares to be issued under the Plan until such time as the Eligible Person has paid the Corporation or its Subsidiary for any amount which the Corporation is required to withhold with respect to such taxes or other statutory deductions. Without limitation to the foregoing, the Committee may, if applicable, adopt administrative rules under the Plan which provide for the sale of Common Shares (or a portion thereof) in the market upon the issuance of such Common Shares under the provisions of the Plan to satisfy withholding obligations under the Plan, or requiring, as a condition to the issuance of Common Shares hereunder, that an Eligible Person remit an amount to the Corporation or a Subsidiary thereof in advance, or reimburse the Corporation or a Subsidiary thereof, in respect of any such withholding obligations. 3.8 Payment of Dividend Equivalents When Dividends are paid on Common Shares, an Eligible Person shall be credited with Dividend equivalents in respect of the Share Units credited to the Eligible Person’s account as of the record date for payment of Dividends. Such Dividend equivalents shall be converted into additional Share Units (including fractional Share Units) based on the Fair Market Value per Common Share on the date credited, shall vest concurrently with the Share Units with respect to which the Dividend equivalent was granted and shall be redeemed on the Redemption Date or Deferred Payment Date, as applicable, of the Share Unit with respect to which the Dividend equivalent was granted.

B-11 3.9 Adjustments If any change occurs in the outstanding Common Shares by reason of a Reorganization, the Committee, in its sole discretion, and without liability to any person, shall make such equitable changes or adjustments, if any, as it considers appropriate, in such manner as the Committee may consider equitable, to reflect such change or event including, without limitation, adjusting the number of Share Units credited to Eligible Persons and outstanding under the Plan, provided that any such adjustment will not otherwise extend the Redemption Date otherwise applicable. The Corporation shall give notice to each Eligible Person of any adjustment made pursuant to this Section 3.9 and, upon such notice, such adjustment shall be conclusive and binding for all purposes. The existence of outstanding Share Units shall not affect in any way the right or power and authority of the Corporation or its shareholders to make or authorize any alteration, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business or any merger or consolidation of the Corporation, any issue of bonds, debentures or preferred or preference shares (ranking ahead of the Common Shares or otherwise) or any right thereto, or the dissolution or liquidation of the Corporation, any sale or transfer of all or any part of its assets or business or any corporate act or proceeding whether of a similar character or otherwise. Article 4 Events Affecting Entitlement 4.1 Termination of Employment or Election as a Director (a) Voluntary Termination or Termination for Cause. If an Eligible Person is terminated by the Corporation for cause (as determined by the Corporation), or if an Eligible Person, voluntarily terminates employment for any reason or resigns as a Director, as applicable, prior to a Redemption Date, all of the Eligible Person’s Share Units shall be cancelled and no amount shall be paid by the Corporation to the Eligible Person in respect of the Share Units so cancelled. Any Share Units outstanding after a Redemption Date for which an Eligible Person who is terminated as set out in this Section 4.1(a) has elected a Deferred Payment Date will be redeemed for an equal number of Common Shares as determined by the Committee in its sole discretion, as soon as possible but no later than thirty (30) days following the date of termination. (b) Involuntary Termination. The Share Units of an Eligible Person which are Vested Share Units on the applicable date, other than a Director, who is involuntarily terminated by the Corporation, for reasons other than cause, shall be redeemed for an equal number of Common Shares as determined by the Committee in its sole discretion. For the purposes of this Section 4.1(b), the Redemption Date shall be the date on which the employment of the Eligible Person, other than a Director, is terminated as stated in a written notice of termination, irrespective of any entitlement

B-12 of the Eligible Person to notice, pay in lieu of notice or benefits beyond the termination date. (c) Termination related to Directors. The Share Units of a Director, who is not re-elected at an annual or special meeting of shareholders shall be redeemed for such number of Common Shares equal to the number of Vested Share Units on the Redemption Date, as determined by the Committee in its sole discretion. For purposes of this Section 4.1(c), the Redemption Date shall be the date on which the annual or special meeting is held. (d) Termination on Change of Control. Notwithstanding anything else herein to the contrary, if an Eligible Person’s employment is terminated, for reasons other than cause, at any time within twelve (12) months following a Change of Control, then the Corporation shall redeem one hundred percent (100%) of the Share Units granted to such Eligible Person and outstanding under the Plan as soon as reasonably practical following such termination, but no later than thirty (30) days following the Redemption Date for an equal number of Common Shares as determined by the Committee in its sole discretion; provided that in the event that any Share Units are subject to satisfaction of any Performance Conditions, the Committee shall consider the extent of satisfaction of such Performance Conditions in determining the number of Share Units to be redeemed. For the purposes of this Section 4.1(d) the Redemption Date shall be the last day such Eligible Person provides actual service to the Corporation pursuant to a written notice of termination and does not include any subsequent common law or contractual notice period. For purposes of Section 4.1, a U.S. Taxpayer shall be treated as terminated when such person incurs a “separation from service” within the meaning of Section 409A of the Code and United States Treasury Regulation Section 1.409A-1(h) (“Separation from Service”). Solely to the extent required by Section 409A of the Code, any payment in respect of Share Units which has become payable on or following a Separation from Service to any U.S. Taxpayer who is determined to be a “specified employee,” under Section 409A(a)(2)(B)(i) of the Code and United States Treasury Regulation Section 1.409A-1(i), shall not be paid before the date that is six (6) months after such U.S. Taxpayer’s Separation from Service (or, if earlier, the date of the death of such U.S. Taxpayer). Following any applicable six (6) month delay of payment, all such delayed payments shall be made to the U.S. Taxpayer in a single lump sum on the earliest possible date. 4.2 Death All of the Share Units of an Eligible Person who dies shall be redeemed in accordance with Section 3.2. For the purposes of the foregoing, the Redemption Date shall be the date of the Eligible Person’s death.

B-13 4.3 No Grants Following Last Day of Active Employment In the event of termination of any Eligible Person’s employment with the Corporation, such Eligible Person shall not be granted any Share Units pursuant to Section 3.1 after the last day of active employment of such Eligible Person. Without limiting the generality of the foregoing and of Section 2.4, notwithstanding any other provision hereof, and notwithstanding any provision of any employment agreement between any Eligible Person and the Corporation, no Eligible Person will have any right to be awarded additional Share Units, and shall not be awarded any Share Units, pursuant to Section 3.1 after the last day of active employment of such Eligible Person on which such Eligible Person actually performs the duties of the Eligible Person’s position, whether or not such Eligible Person receives a lump sum payment of salary or other compensation in lieu of notice of termination, or continues to receive payment of salary, benefits or other remuneration for any period following such last day of active employment. Notwithstanding any other provision hereof, or any provision of any employment agreement between the Corporation and an Eligible Person, in no event will any Eligible Person have any right to damages in respect of any loss of any right to be awarded Share Units pursuant to Section 3.1 after the last day of active employment of such Eligible Person and no severance allowance, or termination settlement of any kind in respect of any Eligible Person will include or reflect any claim for such loss of right and no Eligible Person will have any right to assert, claim, seek or obtain, and shall not assert, claim, seek or obtain, any judgment or award in respect of or which includes or reflects any such right or claim for such loss of right. Article 5 Clawback of Incentive Compensation All Share Units granted under the Plan, and any gains realized upon exercise thereof, are subject to the Corporation’s Incentive Compensation Clawback Policy, as adopted by the Board and amended from time to time. Article 6 Administration 6.1 Transferability Rights respecting Share Units shall not be transferable or assignable other than by will or the laws of decent and distribution. 6.2 Administration Subject to the general purposes, terms and condition of this Plan, applicable corporate, securities and tax law requirements and to the direction of the Board, the Committee shall, in its sole and absolute discretion: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; and (iii) make any other determinations that the

B-14 Committee deems necessary or desirable for the administration and operation of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Eligible Person and his or her legal representative. The Committee may establish policies respecting minimum ownership of Common Shares of the Corporation by Eligible Persons and the ability to elect Share Units to satisfy any such policy. It is intended that this Plan and Grant Agreements will comply with Section 409A of the Code (and any regulations and guidelines issued thereunder), to the extent this Plan and such agreements are subject thereto, and this Plan and such agreements shall be interpreted on a basis consistent with such intent. If an amendment of this Plan and such agreements is necessary in order for it to comply with Section 409A of the Code, the Committee will adopt any such amendment in a manner that preserves the original intent of the parties to the extent reasonably possible. No action or failure to act by the Committee shall subject the Corporation to any claim, liability, or expense, and the Corporation shall not have any obligation to indemnify or otherwise protect any person from the obligation to pay any taxes, interest or penalties pursuant to Section 409A of the Code. 6.3 Records The Corporation will maintain records indicating the number of Share Units credited to an Eligible Person under the Plan from time to time and the Grant Dates of such Share Units. Such records shall be conclusive as to all matters involved in the administration of this Plan. 6.4 Statements The Corporation shall furnish annual statements to each Eligible Person indicating the number of Share Units credited to the Eligible Person and the Grant Dates of the Share Units and such other information that the Corporation considers relevant to the Eligible Person. 6.5 Legal Compliance Without limiting the generality of the foregoing, the Committee may take such steps and require such documentation from Eligible Persons as the Committee may determine are desirable to ensure compliance with all applicable laws and legal requirements, including all applicable corporate and securities laws and regulations of any country, and any political subdivisions thereof, and the by-laws, rules and regulations of any stock exchanges or other organized market on which Common Shares may from time to time be listed or posted and any applicable provisions of the Income Tax Act (Canada), as amended or income tax legislation or any other jurisdiction.

B-15 Article 7 Amendment and Termination 7.1 Amendment (a) The Board reserves the right, in its sole discretion, to amend, suspend or terminate the Plan or any portion thereof at any time, provided that no such amendment, suspension or termination may be (i) made without obtaining any required regulatory or shareholder approvals, or (ii) adversely affect the rights of any Eligible Person with respect to the Share Units to which the Eligible Person is then entitled under the Plan without the consent of the Eligible Person. (b) Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval: (i) amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the Exchange, in place from time to time; (ii) amendments to the provisions of the Plan respecting administration of the Plan; (iii) amendments to the provisions of the Plan respecting the terms and conditions on which Share Units may be granted pursuant to the Plan, including the provisions relating to the payment of the Share Units; and (iv) amendments to the Plan that are of a “housekeeping” nature. (c) Notwithstanding the foregoing, the Corporation will be required to obtain the shareholder approval for any amendment related to: (i) the number or percentage of issued and outstanding Common Shares available for grant under the Plan; (ii) removing or exceeding the Insider participation limits set forth in Sections 2.6(b) and 2.6(c) hereof; (iii) removing or exceeding the non-employee Director participation limits set forth in Sections 2.6(d) and 2.6(e) hereof; (iv) permitting the transfer or assignment of Share Units other than for normal estate settlement purposes; (v) changing the categories of individuals contained in the definition of “Eligible Person” who are eligible to participate in the Plan, including where such change

B-16 may introduce, re-introduce, broaden or increase the participation of non- employee Directors under the Plan; (vi) a change in the method of calculation of redemption of Share Units held by Eligible Persons; (vii) an extension to the term for redemption of Share Units held by Eligible Persons; and (viii) any amendments to this Section 7.1 of the Plan, (d) Unless an Eligible Person otherwise agrees, any amendment to the Plan or Share Unit shall apply only in respect of Share Units granted on or after the date of such amendment. 7.2 Termination of the Plan The Board may from time to time amend or suspend this Plan in whole or in part and may at any time terminate this Plan. No such amendment, suspension or termination shall adversely affect the rights of any Eligible Person at the time of such amendment, suspension or termination with respect to outstanding and unredeemed Share Units credited to such Eligible Person without the consent of the affected Eligible Person. If the Board terminates the Plan, no new Share Units will be awarded to any Eligible Person, but outstanding and unredeemed previously credited Share Units shall remain outstanding, be entitled to payments as provided under Section 3.8, and be paid in accordance with the terms and conditions of this Plan existing at the time of termination. This Plan will finally cease to operate for all purposes when the last remaining Eligible Person receives a payment in satisfaction of all outstanding and unredeemed Share Units credited to such Eligible Person, or all outstanding and unredeemed Share Units credited to such Eligible Person are cancelled pursuant to the provisions thereof. Article 8 General 8.1 Rights to Common Shares This Plan shall not be interpreted to create any entitlement of any Eligible Person to any Common Shares, or to the dividends payable pursuant thereto, except as expressly provided herein. A holder of Share Units shall not have rights as a shareholder of the Corporation with respect to any Common Shares which may be issuable pursuant to the Share Units so held, whether voting, right on liquidation or otherwise.

B-17 8.2 No Right to Employment This Plan shall not be interpreted as either an employment or trust agreement. Nothing in this Plan nor any Board guidelines or any agreement referred to in Section 2.5 nor any action taken hereunder shall be construed as giving any Eligible Person the right to be retained in the continued employ or service of the Corporation or any of its subsidiaries, or giving any Eligible Person or any other person the right to receive any benefits not specifically expressly provided in this Plan, or the applicable Grant Agreement, nor shall it interfere in any way with any other right of the Corporation to terminate the employment or service of any Eligible Person at any time. 8.3 Right to Funds Neither the establishment of this Plan nor the granting of Share Units under this Plan shall be deemed to create a trust. Amounts payable to any Eligible Person under the Plan shall be a general, unsecured obligation of the Corporation. The right of the Eligible Person to receive payment pursuant to this Plan shall be no greater than the right of other unsecured creditors of the Corporation.

B-18 SCHEDULE A SHARE UNIT GRANT AGREEMENT SHARE UNIT PLAN OF ERO COPPER CORP. This Share Unit Grant Agreement is made the ____ day of , 20 between ___________________________________________, the undersigned “Eligible Person” (the “Eligible Person”), being an employee, consultant, director or officer of Ero Copper Corp. (the “Corporation”) or a subsidiary thereof, designated pursuant to the terms of the Share Unit Plan of the Corporation (which Plan, as the same may from time to time be modified, supplemented or amended and in effect, is herein referred to as the “Plan”), and the Corporation. In consideration of the grant of Share Units made to the Eligible Person pursuant to the Plan (the receipt and sufficiency of which are hereby acknowledged), the Eligible Person hereby agrees and confirms that: 1. The Eligible Person has received a copy of the Plan and has read, understands and agrees to be bound by the provisions of the Plan. 2. The Eligible Person accepts and consents to and shall be deemed conclusively to have accepted and consented to, and agreed to be bound by, the provisions and all terms of the Plan and all bona fide actions or decisions made by the Board or, to the extent the Board delegated to the Committee administrative duties and powers in relation to the Plan, the Committee, which terms and consent shall also apply to and be binding on the legal representatives, beneficiaries and successors of the undersigned. 3. On ____________, 20 , the Eligible Person was granted Share Units, which grant is evidenced by this Agreement. 4. The Share Units shall vest and be redeemed as follows: Performance Period The period beginning on the date hereof and ending on [●], subject to any adjustments set forth in this Agreement, if applicable. Vesting Date [●]; subject to satisfaction of the Performance Conditions set out in this Agreement, if applicable. For greater certainty, if no Performance Conditions are set out in this Agreement, the Share Units subject to this

B-19 Agreement shall vest on the date indicated above. Redemption Date [●], such date being not later than three years following the end of the year that includes the Grant Date. Performance Conditions Performance Condition Graduated Vesting Terms (if applicable) [●] [●] [●] [●] [●] [●] The Performance Conditions will be measured over the term of the Performance Period set forth in this Agreement, subject to any adjustments set forth in this Agreement, if applicable. The extent to which each Performance Condition is met will be determined by the Board, based on such data as the Board determines to be relevant. 5. This Share Unit Grant Agreement shall be considered as part of and an amendment to any employment agreement between the Eligible Person and the Corporation and the Eligible Person herby agrees that the Eligible Person will not make any claim under that employment agreement for any rights or entitlement under the Plan or damages in lieu thereof except as expressly provided in the Plan. This Agreement shall be determined in accordance with the laws of the province of British Columbia and the laws of Canada applicable therein. Words used herein which are defined in the Plan shall have the respective meanings ascribed to them in the Plan. ERO COPPER CORP. ELIGIBLE PERSON Per: Authorized Signatory Print Name: (Eligible Person)

APPENDIX “C” ERO COPPER CORP. BOARD OF DIRECTORS MANDATE (See attached) C-1

ERO COPPER CORP. BOARD OF DIRECTORS MANDATE 1. Purpose The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of Ero Copper Corp. (“Ero” or the “Company”). The Board, directly and through its committees and the Chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company. 2. Duties and Responsibilities The Board shall have the specific duties and responsibilities outlined below. Strategic Planning (a) Strategic Plans The Board will adopt a strategic plan for the Company. At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and the Company’s annual strategic plan. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities for the business of the Company, risk issues, and significant business practices and products. (b) Business and Capital Plans At least annually, the Board shall review and, if advisable, approve the Company’s annual business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital. (c) Monitoring At least annually, the Board shall review management’s implementation of the Company’s strategic, business and capital plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans. Risk Management (a) General At least annually, the Board shall review reports provided by management of principal risks associated with the Company’s business and operations, review the implementation by management of appropriate systems to manage these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems. C-2

(b) Verification of Controls The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management. Human Resource Management (a) General At least annually, the Board shall review a report of the Compensation Committee concerning the Company’s approach to human resource management and executive compensation. (b) Succession Review At least annually, the Board shall review the succession plans of the Company for the Chair, the Lead Director, the Chief Executive Officer and other executive officers, including the appointment, training and monitoring of such persons. (c) Integrity of Senior Management The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Company and that the Chief Executive Officer and other senior officers strive to create a culture of integrity throughout the Company. Corporate Governance (a) General At least annually, the Board shall review a report of the Nominating and Corporate Governance Committee concerning the Company’s approach to corporate governance. (b) Director Independence At least annually, the Board shall review a report of the Nominating and Corporate Governance Committee that evaluates the director independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties. (c) Ethics Reporting The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company. At least annually, the Board shall review the report of the Nominating and Corporate Governance Committee relating to compliance with, or material deficiencies from, the Code and approve changes it considers appropriate. The Board shall review reports from the Nominating and Corporate Governance Committee concerning investigations and any resolutions of complaints received under the Code. C-3

(d) Board of Directors Mandate Review At least annually, the Board shall review and assess the adequacy of its Mandate to ensure compliance with any rules or regulations promulgated by any regulatory body and approve any modifications to this Mandate as considered advisable. Communications (a) General The Board has adopted a Disclosure Policy for the Company. At least annually, the Board, in conjunction with the Chief Executive Officer, shall review the Company’s overall Disclosure Policy, including measures for receiving feedback from the Company’s stakeholders, and management’s compliance with such policy. The Board shall, if advisable, approve material changes to the Company’s Disclosure Policy. (b) Shareholders The Company endeavors to keep its shareholders informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. Directors and management meet with the Company’s shareholders at the annual meeting and are available to respond to questions at that time. 3. Composition General The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; any Canadian residency requirements; quorum requirements; meeting procedures and notices of meetings are required by the Business Corporations Act (British Columbia), the Securities Act (British Columbia) and the notice of articles and articles of the Company, subject to any exemptions or relief that may be granted from such requirements. Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the chair of the Nominating and Corporate Governance Committee. C-4

Independence A majority of the Board must be independent, subject to any exemptions or relief that may be granted from such requirement. “Independent” shall have the meaning, as the context requires, given to it in National Policy 58-201 Corporate Governance Guidelines, as may be amended from time to time. Chair of the Board The Chair of the Board shall be an independent director, unless the Board determines that it is inappropriate to require the Chair to be independent. If the Board determines that it would be inappropriate to require the Chair of the Board to be independent, then the independent directors shall, from the time that the Company obtains a listing of its securities on a public market or stock exchange, select from among their number a director who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Chair, if independent, or the Lead Director if the Chair is not independent, shall act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties. 4. Committees of the Board The Board has established the following committees: the Compensation Committee, the Audit Committee, the Nominating and Corporate Governance Committee and the Environmental, Health, Safety and Sustainability Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee. Committee Mandates The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed by the Nominating and Corporate Governance Committee and any suggested amendments brought to the Board for consideration and approval. Delegation to Committees The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s mandate. Consideration of Committee Recommendations As required by applicable law, by applicable committee mandate or as the Board may consider advisable, the Board shall consider for approval the specific matters delegated for review to Board committees. C-5

Board/Committee Communication To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting. 5. Meetings The Board will meet at least once in each quarter, with additional meetings held as deemed advisable. The Chair is primarily responsible for the agenda and for supervising the conduct of the meeting. Any director may propose the inclusion of items on the agenda, request the presence of, or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting. Meetings of the Board shall be conducted in accordance with the Company’s articles. Secretary and Minutes The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval. Meetings Without Management The independent members of the Board shall hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent directors and members of management are not present. Directors’ Responsibilities Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meetings. Access to Management and Outside Advisors The Board shall have unrestricted access to management and employees of the Company. The Board shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors without consulting or obtaining the approval of any officer of the Company. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors. C-6

Service on Other Boards Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public company. 6. Management Position Descriptions for Directors The Board has approved position descriptions for the Chair, the Lead Director and the chair of each Board committee. At least annually, the Board (or the Nominating and Corporate Governance Committee if the Board so directs) shall review such position descriptions. Position Description for CEO The Board has approved a position description for the Chief Executive Officer, which includes delineating management’s responsibilities. The Board has also approved the corporate goals and objectives that the Chief Executive Officer has responsibility for meeting. At least annually, the Board shall review a report of the Compensation Committee and/or the Nominating and Corporate Governance Committee reviewing this position description and such corporate goals and objectives. 7. Director development and evaluation Each new director shall participate in the Company’s initial orientation program and each director shall participate in the Company’s continuing director development programs. At least annually, the Board shall review the Company’s initial orientation program and continuing director development programs. 8. No Rights Created This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Notice of Articles and Articles, it is not intended to establish any legally binding obligations. C-7